FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached Banco de Chile’s Consolidated Financial Statements with notes as of December 31, 2025.

Consolidated Financial Statements

for the years ended December 31, 2025 and 2024

BANCO DE CHILE AND SUBSIDIARIES

INDEX

I.		Consolidated Statements of Financial Position
II.		Consolidated Statements of Income
III.		Consolidated Statements of Other Comprehensive Income
IV.		Consolidated Statements of Cash Flows
V.		Consolidated Statements of Changes in Equity
VI.		Notes to the Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
BCh$	=	Billions of Chilean pesos
MUS$	=	Millions of U.S. dollars
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The UF is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollar
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollar
CHF	=	Swiss Franc
PEN	=	Peruvian sol
AUD	=	Australian dollar
NOK	=	Norwegian krone
MXN	=	Mexican peso
IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Updated Standards Compilation issued by the Chilean Financial Market Commission (“CMF”)
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31,

	Notes	2025	2024
		MCh$	MCh$
ASSETS
Cash and deposits in banks	7	2,590,986	2,699,076
Transactions in the course of collection	7	414,419	372,456
Financial assets held for trading at fair value through profit or loss:
Derivative financial instruments	8	1,869,467	2,303,353
Debt financial instruments	8	3,121,702	1,714,381
Others	8	402,259	411,689
Non-trading financial assets mandatorily measured at fair value through profit or loss	9	—	—
Financial assets designated at fair value through profit or loss	10	—	—
Financial assets at fair value through other comprehensive income:
Debt financial instruments	11	3,548,971	2,088,345
Others	11	—	—
Derivatives Hedge Accounting	12	29,714	73,959
Financial assets at amortized cost:
Rights under repurchase agreements	13	100,643	87,291
Debt financial instruments	13	460,937	944,074
Loans to Banks	13	399,123	666,815
Commercial loans	13	19,137,460	19,724,933
Residential mortgage loans	13	13,874,507	13,180,186
Consumer loans	13	5,343,032	5,183,917
Investments in other companies	14	87,060	76,769
Intangible assets	15	174,578	158,556
Property and equipment	16	179,414	189,073
Right-of-use assets	17	79,245	96,879
Current tax assets	18	1,846	159,869
Deferred tax assets	18	563,906	556,829
Other assets	19	1,696,031	1,373,541
Non-current assets and disposal groups held for sale	20	25,603	33,450
TOTAL ASSETS		54,100,903	52,095,441

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31,

	Notes	2025	2024
		MCh$	MCh$
LIABILITIES
Transactions in the course of payments	7	564,172	283,605
Financial liabilities held for trading at fair value through profit or loss:
Derivative financial instruments	21	2,080,222	2,444,806
Others	21	512	990
Financial liabilities designated as at fair value through profit or loss	10	—	—
Derivatives Hedge Accounting	12	297,817	141,040
Financial liabilities at amortized cost:
Current accounts and other demand deposits	22	14,498,196	14,263,303
Time deposits and saving accounts	22	13,971,968	14,168,703
Obligations under repurchase agreements	22	286,915	109,794
Borrowings from financial institutions	22	1,296,751	1,103,468
Debt financial instruments issued	22	10,800,851	9,690,069
Other financial obligations	22	367,323	284,479
Lease liabilities	17	74,343	91,429
Regulatory capital financial instruments	23	1,087,093	1,068,879
Provisions for contingencies	24	180,548	194,753
Provision for dividends	25	605,955	597,228
Special provisions for credit risk	26	721,282	774,184
Current tax liabilities	18	33,809	132
Deferred tax liabilities	18	1,422	166
Other liabilities	27	1,432,189	1,255,412
Liabilities included in disposal groups held for sale	20	—	—
TOTAL LIABILITIES		48,301,368	46,472,440

EQUITY
Capital	28	2,420,538	2,420,538
Reserves	28	711,658	709,742
Accumulated other comprehensive income
Items that are not reclassified in profit and loss	28	6,894	7,552
Items that can be reclassified to profit and loss	28	(16,653)	(3,775)
Retained earnings from previous years	28	2,090,790	1,878,778
Income for the year	28	1,192,262	1,207,392
Less: Provision for dividends	28	(605,955)	(597,228)
Bank´s Shareholders	28	5,799,534	5,622,999
Non-controlling interests	28	1	2
TOTAL EQUITY		5,799,535	5,623,001
TOTAL LIABILITIES AND EQUITY		54,100,903	52,095,441

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2025 and 2024,

	Notes	2025	2024
		MCh$	MCh$

Interest revenue	30	2,715,753	2,919,967
Interest expense	30	(969,638)	(1,138,312)
Net interest income		1,746,115	1,781,655

Inflation indexation revenue	31	675,633	829,188
Inflation indexation expense	31	(369,864)	(469,992)
Net inflation indexation income		305,769	359,196

Fee and commission income	32	790,710	732,922
Fee and commission expense	32	(153,451)	(161,039)
Net fee and commission income		637,259	571,883

Financial result for:
Financial assets and liabilities held for trading	33	107,463	102,301
Non-trading financial assets mandatorily measured at fair value through profit or loss	33	—	—
Financial assets and liabilities designated as at fair value through profit or loss	33	—	—
Results from derecognition of financial assets and liabilities at amortized cost and financial assets at FVTOCI	33	13,172	8,289
Exchange, indexation and accounting hedging of foreign currency	33	155,696	164,597
Reclassification of financial assets for changes in the business model	33	—	—
Other financial result	33	—	—
Net Financial Result	33	276,331	275,187

Results from investments in other companies	34	12,457	17,052
Result from non-current assets and disposal groups held for sale not admissible as discontinued operations	35	(365)	(6,465)
Other operating income	36	48,477	51,777
TOTAL OPERATING INCOME		3,026,043	3,050,285

Personnel expenses	37	(570,355)	(582,547)
Administrative expenses	38	(429,633)	(416,696)
Depreciation and amortization	39	(95,110)	(94,601)
Impairment of non-financial assets	40	(1,882)	(2,851)
Other operating expenses	36	(33,958)	(36,039)
TOTAL OPERATING EXPENSES		(1,130,938)	(1,132,734)

OPERATING RESULT BEFORE CREDIT LOSSES		1,895,105	1,917,551

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2025 and 2024,

	Notes	2025	2024
		MCh$	MCh$

Credit loss expense for:
Provisions for credit risk of loans to banks and loans to customers	41	(499,913)	(452,448)
Special provisions for credit risk	41	51,020	(3,610)
Recovery of written-off credits	41	71,383	65,313
Impairments for credit risk of other financial assets at amortized cost and financial assets at FVTOCI	41	(4,412)	(1,009)
Credit loss expense	41	(381,922)	(391,754)

NET OPERATING INCOME		1,513,183	1,525,797

Income from continuing operations before income tax		1,513,183	1,525,797
Income tax	18	(320,921)	(318,405)

Income from continuing operations after income tax		1,192,262	1,207,392

Income from discontinued operations before income tax		—	—
Income tax from discontinued operations	18	—	—

Income from discontinued operations after income tax	42	—	—

NET INCOME FOR THE YEAR	28	1,192,262	1,207,392

Attributable to:
Bank´s Shareholders	28	1,192,262	1,207,392
Non-controlling interests		—	—

Earnings per share:		$	$
Basic earnings	28	11.80	11.95
Diluted earnings	28	11.80	11.95

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME

For the years ended December 31, 2025 and 2024

	Notes	2025	2024
		MCh$	MCh$

NET INCOME FOR THE YEAR	28	1,192,262	1,207,392

ITEMS THAT WILL NOT BE RECLASSIFIED IN PROFIT OR LOSS
Re-measurement of the liability (asset) for net defined benefits and actuarial results for other employee benefit plans	28	(62)	115
Fair value changes of equity instruments designated as at FVTOCI	28	(148)	(212)
Fair value changes of financial liabilities designated as at fair value through profit or loss attributable to changes in the credit risk of the financial liability	28	—	—
Others	28	—	—
OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAX		(210)	(97)

Income tax on other comprehensive income that will not be reclassified to profit or loss	28	(448)	893

TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO INCOME AFTER TAXES	28	(658)	796

ITEMS THAT CAN BE RECLASSIFIED TO PROFIT OR LOSS
Fair value changes of financial assets at FVTOCI	28	8,806	(4,664)
Cash flow hedges	28	(28,341)	(21,798)
Participation in other comprehensive income of entities registered under the equity method	28	(59)	26

OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO INCOME BEFORE TAXES		(19,594)	(26,436)

Income tax on other comprehensive income that can be reclassified in profit or loss	28	6,716	5,175

TOTAL OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAX	28	(12,878)	(21,261)

TOTAL OTHER COMPREHENSIVE INCOME FOR THE YEAR	28	(13,536)	(20,465)

CONSOLIDATED COMPREHENSIVE INCOME FOR THE YEAR		1,178,726	1,186,927

Attributable to:
Bank´s Shareholders		1,178,726	1,186,927
Non-controlling interests		—	—

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2025 and 2024

	Notes	2025	2024
		MCh$	MCh$
CASH FLOW FROM OPERATING ACTIVITIES:
Profit for the year before taxes		1,513,183	1,525,797
Income tax	18	(320,921)	(318,405)
Net income for the year		1,192,262	1,207,392
Charges (credits) to income (loss) that do not represent cash flows:
Depreciation and amortization	39	95,110	94,601
Impairment of non-financial assets	40	1,882	2,851
Allowances established for credit risk		503,482	452,184
Provisions for contingent loans	41	18,858	4,883
Additional provisions	41	(69,035)	—
Fair value of debt financial instruments held for trading at FVTPL		(5,183)	(1,712)
Change in deferred tax assets and liabilities	18	(7,188)	(16,678)
Net (income) loss from investments in other companies with significant influence	34	(11,983)	(8,730)
Net (income) loss on sale of assets received in payments		(1,896)	(1,271)
Net (income) loss on sale of fixed assets	35	(6,685)	(938)
Charge-off assets received in lieu of payment or foreclosed at judicial auction	35	18,689	14,942
Other charges (credits) that do not represent cash flows		22,557	8,739
Net change in exchange rates, interest, readjustments and commissions accrued on assets and liabilities		484,692	547,180

Changes due to (increase) decrease in assets and liabilities affecting the operating flow:
Net (increase) decrease in loan to banks		263,618	1,853,194
Net (increase) decrease in loans to customers		(804,791)	(1,566,163)
Net (increase) decrease of debt financial instruments held for trading at FVTPL		(226,127)	297,364
Net (increase) decrease in other assets and liabilities		259,294	(261,262)
Increase (decrease) in Current accounts and other demand deposits		237,018	942,650
Increase (decrease) in repurchase agreements		179,653	(55,184)
Increase (decrease) in deposits and other time deposits		(182,985)	(1,167,941)
Sale of assets received in lieu of payment		27,280	19,556
Increase (decrease) in obligations with foreign banks		318,702	91,361
Increase (decrease) in other financial obligations		88,501	(54,802)
Increase (decrease) in obligations with the Central Bank of Chile		—	(4,348,400)
Net increase (decrease) of debt financial instruments at FVTOCI		(1,473,436)	1,611,197
Net (increase) decrease of financial instruments at amortized cost		380,108	506,337
Total net cash flows provided by (used in) operating activities		1,302,397	171,350

CASH FLOW FROM INVESTING ACTIVITIES:
Leasehold improvements	17	(765)	(872)
Property and equipment purchase	16	(17,937)	(16,354)
Property and equipment sale		9,065	1,294
Sale of investments in companies		—	11,791
Acquisition of intangibles	15	(58,597)	(57,617)
Dividend received of investments in companies		3,848	3,416
Total net cash flows provided by (used in) investing activities		(64,386)	(58,342)

CASH FLOW FROM FINANCING ACTIVITIES:
Attributable to the interest of the owners:
Redemption and payment of interest of mortgage finance bonds of credit		(350)	(639)
Redemption and payment of interest on senior bonds		(1,990,111)	(1,447,751)
Redemption and payment of interest on subordinated bonds		(52,944)	(50,637)
Senior bonds issuance	22	2,742,341	1,012,638
Subordinated bonds issuance		—	—
Payment of common stock dividends	28	(995,380)	(815,932)
Principal and interest payments for obligations under lease contracts	17	(30,897)	(29,991)
Attributable to non-controlling interest:
Dividend payment and/or withdrawals of paid-in capital in respect of the subsidiaries corresponding to the non-controlling interest		—	—
Total net cash flows provided by (used in) financing activities		(327,341)	(1,332,312)

VARIATION IN CASH AND CASH EQUIVALENTS DURING THE YEAR		910,670	(1,219,304)

Effect of exchange rate changes on cash and cash equivalents		(78,110)	164,743

Opening balance of cash and cash equivalent	7	4,489,586	5,544,147

Final balance of cash and cash equivalent	7	5,322,146	4,489,586

		2025	2024
		MCh$	MCh$
Interest operating cash flow:
Interest and readjustments received		3,514,835	3,645,741
Interest and readjustments paid		(1,391,336)	(1,570,720)

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2025 and 2024

Reconciliation of liabilities arising from financing activities:

			Changes from non-cash Flow items
	12.31.2024	Net Cash Flow	Acquisition/ (Disposals)	Foreign currency	UF Movement	Changes other than Cash	12.31.2025
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Mortgage finance bonds	850	(350)	—	—	21	—	521
Bonds	10,758,098	699,286	—	(171,603)	601,642	—	11,887,423
Dividends paid	597,228	(995,380)	—	—	—	1,004,107	605,955
Obligations for lease contracts	91,429	(30,897)	9,162	—	4,649	—	74,343
Dividend payment and/or withdrawals of paid-in capital in respect of the subsidiaries corresponding to the non-controlling interest	—	—	—	—	—	—	—
Total liabilities from financing activities	11,447,605	(327,341)	9,162	(171,603)	606,312	1,004,107	12,568,242

			Changes from non-cash Flow items
	12.31.2023	Net Cash Flow	Acquisition/ (Disposals)	Foreign currency	UF Movement	Changes other than Cash	12.31.2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Mortgage finance bonds	1,444	(639)	—	—	45	—	850
Bonds	10,398,435	(485,750)	—	186,420	658,993	—	10,758,098
Dividends paid	611,949	(815,932)	—	—	—	801,211	597,228
Obligations for lease contracts	101,480	(29,991)	13,956	—	5,984	—	91,429
Dividend payment and/or withdrawals of paid-in capital in respect of the subsidiaries corresponding to the non-controlling interest	—	—	—	—	—	—	—
Total liabilities from financing activities	11,113,308	(1,332,312)	13,956	186,420	665,022	801,211	11,447,605

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years between January 1, and December 31, 2025 and 2024

		Attributable to shareholders of the Bank
	Note	Capital	Reserves	Accumulated other comprehensive income	Retained earnings from previous years and income (loss) for the year	Total	Non- controlling interests	Total Equity
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2024		2,420,538	709,742	24,242	2,082,761	5,237,283	2	5,237,285
Dividends distributed and paid	28	—	—	—	(815,932)	(815,932)	—	(815,932)
Application of provision for payment of common stock dividends		—	—	—	611,949	611,949	—	611,949
Provision for payment of common stock dividends	28	—	—	—	(597,228)	(597,228)	—	(597,228)
Subtotal: transactions with owners during the year		—	—	—	(801,211)	(801,211)	—	(801,211)
Income for the year 2024	28	—	—	—	1,207,392	1,207,392	—	1,207,392
Other comprehensive income for the year	28	—	—	(20,465)	—	(20,465)	—	(20,465)
Subtotal: Comprehensive income for the year		—	—	(20,465)	1,207,392	1,186,927	—	1,186,927
Balances as of December 31, 2024		2,420,538	709,742	3,777	2,488,942	5,622,999	2	5,623,001

Balances as of January 1, 2025		2,420,538	709,742	3,777	2,488,942	5,622,999	2	5,623,001
Dividends distributed and paid	28	—	—	—	(995,380)	(995,380)	(1)	(995,381)
Application of provision for payment of common stock dividends	28	—	—	—	597,228	597,228	—	597,228
Provision for payment of common stock dividends	28	—	—	—	(605,955)	(605,955)	—	(605,955)
Subtotal: transactions with owners during the year		—	—	—	(1,004,107)	(1,004,107)	(1)	(1,004,108)
Income for the year 2025	28	—	—	—	1,192,262	1,192,262	—	1,192,262
Other comprehensive income for the year	28	—	1,916	(13,536)	—	(11,620)	—	(11,620)
Subtotal: Comprehensive income for the year		—	1,916	(13,536)	1,192,262	1,180,642	—	1,180,642
Balances as of December 31, 2025		2,420,538	711,658	(9,759)	2,677,097	5,799,534	1	5,799,535

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and 2024

1.	Company information:

Banco de Chile (“The Bank”) is authorized to operate as a commercial bank since September 17, 1996, being, in conformity with the stipulations of article 25 of Law No. 19,396, the legal continuation of Banco de Chile resulting from the merger of the Banco Nacional de Chile, Banco Agrícola and Banco de Valparaiso, which was constituted by public deed dated October 28, 1893, granted before the Notary Public of Santiago, Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

The Bank is a Corporation organized under the laws of the Republic of Chile, regulated by the Chilean Commission for the Financial Market (“CMF”). Since 2001, it is subject to the supervision of the Securities and Exchange Commission of the United States of America (“SEC”), in consideration of the fact that the Bank is registered on the New York Stock Exchange (“NYSE”), through an American Depositary Receipt (“ADR”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. Additionally, the Bank offers international as well as treasury banking services, in addition to those offered by subsidiaries that include securities brokerage, mutual fund and investment management, insurance brokerage and financial advisory services.

Banco de Chile’s legal address is Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies:

(a)	Legal Provisions:

Decree Law No. 3,538 of 1980, according to the text superseded by the first article of Law No. 21,000 that “Creates the Financial Market Commission”, provides in number 6 of its article 5 that the Financial Market Commission (“CMF”) may “set the standards for the preparation and presentation of reports, balance sheets, statements of situation and other financial statements of the audited entities and determine the principles under which they must keep their accounting records”.

According to the current legal framework, banks must use the accounting principles established by the CMF and in everything that is not dealt with by it or in contravention of its instructions, they must adhere to the generally accepted accounting principles, which correspond to the technical standards issued by the Colegio de Contadores de Chile A.G., coinciding with the Accounting Standards of International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Should any discrepancy exist between accounting principles generally accepted in Chile and the accounting standards issued by the CMF, the latter shall prevail.

The notes to the Consolidated Financial Statements contain additional information to that presented in the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Other Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows. They provide narrative descriptions or disaggregation of such statements in a clear, relevant, reliable and comparable manner.

(b)	Basis of Consolidation:

The Consolidated Financial Statements of Banco de Chile for the years ended December 31, 2025 and 2024, have been consolidated with its subsidiaries, using the global integration method (line-by-line). These contain preparation of stand-alone Financial Statements of the Bank and between subsidiaries included in the consolidation, and include the adjustments and reclassifications required for consistent application of the accounting policies and measurement criteria applied by the Bank. The Consolidated Financial Statements have been prepared using consistent accounting policies for similar transactions and other events, in equivalent circumstances.

Significant intercompany transactions and balances (assets and liabilities, equity, income, expenses and cash flows) generated from operations performed between the Bank and its subsidiaries have been eliminated in the consolidation process. The non-controlling interest corresponding to the participation percentage of third parties in subsidiaries, which the Bank does not own directly or indirectly, has been recognized and is shown separately in the consolidated shareholders’ equity and consolidated income statement of the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

−	Subsidiaries:

Consolidated Financial Statements for the years ended December 31, 2025 and 2024 include the Financial Statements of the Bank and its subsidiaries in accordance with IFRS 10 “Consolidated Financial Statements”.

The entities controlled by the Bank and consolidated are detailed as follows:

				Ownership interest
			Functional	Direct		Indirect		Total
Rut	Subsidiaries	Country	Currency	2025	2024	2025	2024	2025	2024
				%	%	%	%	%	%

96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
77,955,969-6	Operadora de Tarjetas Banchile Pagos S.A (*)	Chile	Ch$	99.90	99.90	0.10	0.10	100.00	100.00
96,645,790-2	Socofin S.A. (**)	Chile	Ch$	—	99.00	—	1.00	—	100.00

(*)	On July 29, 2024, the public deed of incorporation of the subsidiary of Banco de Chile was signed and on June 24, 2025, the company’s name was changed to Operadora de Tarjetas Banchile Pagos S.A.
(**)	On June 17, 2025, the CMF approved, by exempt resolution, the request to absorb and dissolve the subsidiary, which became effective on July 4, 2025. See Note 5 letters (d) and (g) in Relevant Events.

−	Investments in associates and joint ventures:

Associated entities are those over which the Bank has the capacity to exercise significant influence, without having control over the associate.

Investments in associates where there exists significant influence are accounted for using the equity method of accounting (Note 14 Investments in other companies).

Joint Ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Investments defined as a “Joint Venture” will be registered according to the equity method.

The investment in other companies that, due to its characteristics, is defined as “Joint Venture” is Servipag Ltda.

−	Minority investments in other companies:

On initial recognition, the Bank and subsidiaries may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value of an investment in an equity instrument that is not held for trading and is not contingent consideration recognized by an acquirer in a business combination to which IFRS 3 is applied.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

−	Fund management:

The Bank and its subsidiaries manage and administer assets held in mutual funds and other investment products on behalf of investors, receiving a payment according to the service provided and market conditions. Managed resources are owned by third parties and, therefore, not included in the Consolidated Statements of Financial Position.

In accordance with IFRS 10, for consolidation purposes it is necessary to assess the role of the Bank and its subsidiaries with respect to the funds they manage, having to determine whether such role is that of an Agent or Principal.

The Bank and its subsidiaries manage on behalf and for the benefit of investors, acting in that relationship only as an Agent. Under such category, and as provided in the aforementioned regulation, it does not control such funds when exercising their authority to make decisions. Accordingly, as of December 31, 2025 and 2024 acting as agents, are not included in the consolidation of any fund.

(c)	Non-controlling interest:

Non-controlling interest represents the share of losses, income and net assets which, the Bank does not control directly or indirectly, the Bank does not own. It is presented separately from the equity of the owners of the Bank in the Consolidated Statements of Income and the Consolidated Statements of Financial Position.

(d)	Use of Estimates and Judgment:

Preparing Consolidated Financial Statements requires Management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Actual results could differ from these estimated amounts. The estimates made refer to:

-	Impairment losses on assets and liabilities (Notes 11, 13, 15, 16, 17 and 40);

-	Allowance for credit losses (Notes 13, 26 and 41);

-	Expenses for amortization of intangible assets, depreciation of property and equipment and leased assets and lease liabilities (Notes 15, 16 and 17);

-	Current and deferred taxes (Note 18);

-	Provisions for contingencies (Note 24);

-	Contingencies and commitments (Note 29);

-	Fair value of financial assets and liabilities (Notes 8, 11, 12, 21 and 44).

Estimates and relevant assumptions are regularly reviewed by Management in order to quantify certain assets, liabilities, revenue, expenses and commitments.

During the year ended December 31, 2025, there have been no significant changes in the estimates made with the exception of that indicated in Note 4 Changes in Accounting Policies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(e)	Financial Assets:

The classification, measurement and presentation of financial assets has been performed based on the standards issued by the CMF in the Compendium of Accounting Standards for Banks or “CNCB” (per its Spanish acronym), considering the criteria described below:

Classification of financial assets:

On initial recognition, a financial asset is classified within the following categories: Financial assets held for trading at fair value through profit or loss; Non-trading financial assets mandatorily measured at fair value through profit or loss; Financial assets designated as at fair value through profit or loss; Financial assets at fair value through other comprehensive income and Financial assets at amortized cost.

The criteria for classifying financial assets, which includes the standards defined in IFRS 9, depends on the business model with which the entity manages the assets and the contractual characteristics of the cash flows, commonly known as the “Solely Payments of Principal and Interest” (SPPI) criterion.

The measurement of these assets should reflect how the Bank manages groups of financial assets and does not depend on the intent for an individual instrument.

A financial asset shall be measured at amortized cost if both of the following conditions are met:

-	The financial asset is held within a business model whose objective is to hold financial assets to collect contractual cash flows and

-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset shall be measured at fair value through other comprehensive income if the following two conditions are met:

-	It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and

-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset will be classified at fair value through profit or loss whenever, due to the business model or the characteristics of its contractual cash flows, it is not appropriate to classify it in any of the other categories described above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

Measurement of financial assets:

Initial recognition:

Financial assets are initially recognized at fair value plus, in the case of a financial asset that is not carried at fair value through profit or loss, the transaction costs that are directly attributable to its acquisition or issuance, using the Effective Interest Rate method (EIT). The calculation of the effective interest rate includes all fees, commissions and other items paid or received that are part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issuance of a financial asset.

Subsequent measurement:

All variations in the value of financial assets due to the accrual of interest and items treated as interest are recorded in “Interest income” or “Interest expense” of the Consolidated Statement of Income for the year in which the accrual occurred, except for trading derivatives that are not part of accounting hedges.

Changes in the valuations that occur subsequent to initial registration for reasons other than those mentioned in the preceding paragraph, are treated as described below, based on the categories in which the financial assets are classified.

Financial assets held for trading at fair value through profit or loss, Non-trading financial assets mandatorily measured at fair value through profit or loss and financial assets designated as at fair value through profit or loss:

The caption “Financial assets held for trading at fair value through profit or loss” will record financial assets whose business model aims to generate profits through purchases and sales or to generate results at short-term.

The financial assets recorded under “Non-trading Financial assets mandatorily measured at fair value through profit or loss” are assigned to a business model whose objective is achieved by obtaining contractual cash flows and/or selling financial assets but where the cash flows contracts have not met the conditions of the SPPI test.

The caption “Financial assets designated as at fair value through profit or loss” will classify financial assets only when such designation eliminates or significantly reduces the inconsistency in the measurement or in the recognition that would arise from valuing or recognizing the assets on a different basis.

The assets recorded in these items are valued after their acquisition at their fair value and changes in their value are recorded, at their net amount, under “Financial assets and liabilities held for trading”, “Non-trading financial assets and liabilities mandatorily measured at fair value through profit or loss” and “Financial assets and liabilities designated as at fair value through profit or loss” of the Consolidated Statement of Income. Variations originated from differences are recorded under “Foreign currency changes, UF indexation and accounting hedge” in the Consolidated Statement of Income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

Financial assets at fair value through other comprehensive income:

−	Debt financial instruments:

The assets recorded in this item are measured at their fair value, interest income and indexation of these instruments, as well as exchange differences and impairment arising, are recorded in the Consolidated Statement of Income, whereas subsequent variations in their valuation are temporarily recorded (for its amount net of taxes) in “Changes in the fair value of financial assets at fair value through other comprehensive income” of the Consolidated Statements of Other Comprehensive Income.

The amounts recorded in “Changes in the fair value of financial assets at fair value through other comprehensive income” continue to be part of the Bank’s consolidated equity until the asset is derecognized in the consolidated balance. Should these assets be sold, the resulting gain or loss is recognized in “Financial result for derecognizing financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income” in the Consolidated Statement of Income.

Net impairment losses on financial assets at fair value through other comprehensive income occurred during the year are recorded in “Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income” in the Consolidated Statement of Income.

−	Equity financial instruments:

On initial recognition, the Bank may make the irrevocable decision to present subsequent changes in fair value in other comprehensive income. Subsequent variations in this valuation will be recognized in “Changes in fair value of equity instruments designated as at fair value through other comprehensive income.” The dividends received from these investments are recorded in “Income from investments in companies” in the Consolidated Statement of Income. These instruments are not subject to the impairment model of IFRS 9.

−	Financial assets at amortized cost:

The assets recorded in this item of the Consolidated Statement of Financial Position are measured after their acquisition at their “amortized cost”, in accordance with the effective interest method. They are subdivided according to the following:

-	Rights under repurchase agreements (Note 13 (a)).

-	Debt financial instruments (Note 13 (b)).

-	Loans to Banks (Note 13 (c)).

-	Loans to customers (Note 13 (d)).

Losses due to impairment of these assets generated in each year are recorded in “Provisions for credit risk of loans to banks and loans to customers” and “Impairments for credit risk of other financial assets at amortized cost and financial assets at FVTOCI” in the Consolidated Statement of Income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

−	Rights and Obligations under repurchase agreements:

Resale agreement operations are carried out as a form of investment. Under these agreements, financial instruments are purchased, which are included as assets in “Rights under repurchase agreements which are valued according to the interest rate of the agreement through the amortized cost method. In accordance with current regulations, the Bank does not record as its own portfolio those papers purchased under resale agreements.

Repurchase agreement operations are also performed as a form of financing, which are included as liabilities in “Obligations under repurchase agreements”. In this regard, the investments that are sold subject to a repurchase obligation and that are used as collateral for the loan correspond to financial debt securities. The obligation to repurchase the investment is classified in liabilities as “Obligations under repurchase agreements” and is measured according to the interest rate of the agreement.

−	Debt financial instruments at amortized cost:

These instruments are recorded at their cost plus accrued interest and UF indexation, less the allowances for impairment made when their recorded amount is higher than the estimated amount of recovery and their interest and UF indexation of debt financial instrument at amortized cost are included in “Interest income” and “UF indexation income”.

−	Loans to Banks:

This item shows the balances of operations with local and foreign banks, including the Central Bank of Chile and foreign Central Banks.

−	Loans to customers:

Loans from customers include generated and acquired relate to non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which the Bank does not intend to sell immediately or in the short-term.

(i)	Valuation method

They are initially measured at cost plus incremental transaction costs and income, and subsequently measured at amortized cost, using the effective interest rate method, less any impairment loss, except when the Bank defines certain loans as hedged items, measured at fair value through profit or loss as described in letter (p) of this note.

(ii)	Lease contracts

These are included under the item “Loans to customers” correspond to regular lease payments for contracts which meet the definition to be classified as financial leases and are presented at their nominal value net of unearned interest as of each year-end.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(iii)	Factoring transactions

They are measured for the amounts disbursed by the Bank in exchange for invoices or other commercial instruments representing credits, with or without responsibility of the grantor, received in discount. Price differences between the amounts disbursed and the nominal value of the credits are recorded in profit or loss as interest income, through the effective interest method, during the financing period. In those cases where the transfer of these instruments was made without responsibility of the grantor, the Bank assumes the insolvency risks of those required to pay.

(f)	Allowances for credit losses:

The Bank permanently evaluates the entire portfolio of loans and contingent loans, with the aim of establishing the necessary and sufficient provisions in a timely manner to cover the expected losses associated with the characteristics of the debtors and their credits, based on the payment and subsequent recovery.

Allowances are required to cover the risk of loan losses have been established in accordance with the instructions issued by the CMF. The loans are presented net of those allowances and, in the case of contingent loans are shown in liabilities under the item “Special provisions for credit risk”

In accordance with CMF’s instructions, models or methods are used based on an individual and collective analysis of debtors, to establish the allowance for loan losses. The Bank’s Board of Directors approves such models, as well as the amendments to their design and application.

(i)	Allowance for individual evaluations.

An individual analysis of debtors is applied to companies that are of such significance with respect to size, complexity or level of exposure to the bank, that they must be analyzed in depth.

Likewise, the analysis of borrowers focuses on its creditworthiness related to the capacity and willingness to meet their credit obligations, through sufficient and reliable information, and should also be analyzed with respect to guarantees, terms, interest rates, currency and indexation, etc.

For the purposes of establishing the allowances, banks must assess the creditworthiness and classify debtors and their transactions referred to contingent loans, in the related categories with the prior allocation to one of the following three portfolio categories: Normal, Substandard and Non-performing loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

−	Normal Loans and Substandard Loans:

Normal performing loans: includes those debtors whose payment capacity allows them to meet their obligations and commitments, and according to the evaluation of their economic and financial position no change in this condition are displayed. Loans classified in categories A1 through A6.

Substandard loans: includes all borrowers with insufficient payment capacity or significant deterioration of payment capacity that may be reasonably expected not to comply with all principal and interest payments obligations set forth in the credit agreement, showing a low flexibility to meet its financial obligations at short-term.

The Substandard Portfolio also includes those debtors who have shown past due amounts over 30 days recently. The classifications assigned to this portfolio are categories B1 to B4 of the rating scale.

As a result of individual analysis of the debtors, the Bank must classify them in the following categories, assigning, subsequently, the percentage of probability of default and loss given default resulting in the following percentage of expected loss:

Type of portfolio	Category of debtors	Probability of default (%) PD	Loss given default (%) LGD	Expected loss (%) EL
	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
Normal Loans	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
	B1	15.00	92.5	13.87500
Substandard Loans	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

Allowances for Normal and Substandard Loans:

To determine the amount of allowances to be made for normal and substandard portfolios, the exposure subject to the allowances should be estimated previously, applying the related loss percentages, which consist of probability of default (PD) and loss given default (LGD) established for the category in which the debtor and/or guarantor belong, as appropriate.

The exposure subject to allowances relates to loans plus contingent loans minus the amounts to be recovered by way of the foreclosure of financial or real guarantees of the operations. Loans mean the carrying amount of loans and accounts receivable of the related debtor, whereas for contingent loans, the value resulting from applying that indicated in No. 3 of Chapter B-3 of the CNCB.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

For real guarantees, the Bank must demonstrate that the value assigned to this deduction reasonably reflects the value that it would obtain from the sale of the assets or equity instruments. Also, in qualifying cases, the direct debtor’s credit risk may be substituted for the creditworthiness of the guarantor. In no event may the guaranteed securities be discounted from the amount of the exposure, as this procedure is only applicable when related to financial or real guarantees.

For calculation purposes, the following must be considered:

Provision debtor = (ESA-GE) x (PDdebtor /100) x (LGDdebtor /100) + GE x (PDguarantor /100) x (LGDguarantor /100)

Where:

ESA	=	Exposure subject to allowances, (Loans + Contingent Loans) – Financial or real guarantees

GE	=	Guaranteed exposure

However, the Bank must maintain a minimum provision level of 0.50% over normal portfolio and contingent loans.

−	Non-performing loans:

The non- performing portfolio includes the debtors and their loans whose recovery is considered remote, as they show impaired or no payment capacity. This category comprises all debtors who have stopped paying their creditors or with visible evidence that they will stop doing so, as well as those for which a forced restructuring of their debts is necessary, reducing the obligation or postponing the payment of the principal or interest and, in addition, any debtor that has 90 days overdue or more in the payment of interest or principal of any loan. This portfolio is composed of the debtors belonging to categories C1 to C6 of the rating scale and all loans, including 100% of the amount of contingent loans, held by those same debtors.

For purposes recognizing the allowances on non- performing loans, the Bank has allowance percentages to be applied to the amount of exposure, which relates to the amount of loans and contingent loans kept by the same debtor. To apply that percentage, an expected loss rate must be estimated, deducting from the exposure amount the recoverable amounts through the execution of financial or real guarantees supporting the transaction and, in the event specific background substantiate it, deducting the present value of recoveries that may be obtained performing collection actions, net of expenses associated with them. Such loss percentage must be categorized in one of the six levels defined by the range of expected actual losses by the Bank for all transactions from the same debtor.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

These categories, their loss range as estimated by the Bank and the percentages of allowances that must be applied on the amount of exposures, are listed in the following table:

Type of portfolio	Risk Scale	Expected Loss Range	Allowance (%)
Non-performing loans	C1	Up to 3%	2
	C2	More than 3% up to 20%	10
	C3	More than 20% up to 30%	25
	C4	More than 30 % up to 50%	40
	C5	More than 50% up to 80%	65
	C6	More than 80%	90

For calculation purposes, the following must be considered:

Expected Loss Rate	=	(E−R)/E
Allowance	=	E × (AP/100)

Where:

E	=	Exposure Amount
R	=	Recoverable Amount
AP	=	Allowance Percentage (according to the category in which the Expected Loss Rate should be assigned).

All of the loans debtors must remain in the Default Portfolio until there is a normalization of their capacity or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in Title II of Chapter B-2 of the Compendium of Accounting Standards for Banks. To remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to these regulations have been overcome, at least the following cumulative conditions must be met:

-	No obligation of the debtor with the bank are more than 30 calendar days overdue.

-	No new refinances agreements have been granted to pay their obligations.

-	At least one of the payments includes amortization of capital.

-	If the debtor has any loan with partial payment periods less than six months, they have already made two payments.

-	If the debtor must pay monthly fees for one or more loans, at least, four consecutive dues have been paid.

-	The debtor does not have direct debts unpaid in the CMF compiled information, except in the case of insignificant amounts are involved.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(ii)	Allowances for group assessment.

Group assessments are relevant for residential and consumer mortgage loan exposures, in addition to commercial exposures related to student loans and exposures with debtors that simultaneously meet the following conditions:

-	The Bank has an aggregate exposure to a single counterparty of less than 20,000 UF. The aggregate exposure should require gross provisions or other mitigations factors. In addition, for its computation, mortgage loans must be excluded. In the case of off-balance sheet items, the gross amount is calculated by applying the credit conversion factors, defined in chapter B-3 of the CNCB. To determine the aggregate exposure, the bank must consider the definition of corporate group established in Title II of Chapter 12-16 of the Actualized Standards Compilation.

Banks must maintain a complete and permanent monitoring of all operations with entities belonging to business groups. Considering the potential costs of forming groups for all debtors, the bank must at least maintain control and forming groups, if applicable, for all debtors who maintain a current exposure greater than a minimum amount established by the banking institution which may not be greater than 1% of its effective equity at the time the definition of the group portfolio is made.

-	Each aggregate exposure to a single counterparty does not exceed 0.2% of the total commercial group portfolio. To avoid circular calculations, the criteria will be checked only once.

For the remaining commercial credit exposures, the individual analysis model of the debtors must be applied.

The determination of the type of analysis (group or individual) must be carried out at the global consolidated level, once a year, or after significant adjustments in the Bank’s portfolio, such as mergers, acquisitions, purchases or significant portfolio sales.

To determine allowances, group assessment requires the creation of loan groups with similar characteristics in terms of debtors types and agreed terms, to establish technically based estimates by prudential criteria and following both the payment behavior of the group in question and the recoveries concerned of defaulted loans and consequently provide the necessary provisions to cover the portfolio risk.

To determine its allowances, the Bank segments its debtors into homogeneous groups, according described above, associating to each group with a determined probability of default and a recovery percentage based in a historic analysis. The amount of provisions to register it will be obtained multiplied the total loans of respective group by the percentages of estimated default and of loss given the default, the estimated losses must be related to the type of portfolio and the term of the operations.

The Bank discriminates between provisions on the normal portfolio and on the portfolio in default, and those that protect the risks of contingent credits associated with those portfolios.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

−	Standard method of provisions for group portfolio.

The standard methodologies presented below establish the variables and parameters that determine the provision factor for each type of portfolio that the CMF has defined as representative, according to the common characteristics shared by the operations that comprise them.

(a)	Residential mortgage portfolio

The provision factor applicable, represented by expected loss over the mortgage loans, will depend to the past due of each credit and the relation, at the end of month, between outstanding capital and the value of the mortgage collateral (PVG), according to the following table:

Allowances factor applicable according to delinquency and CMG
		Days of default at the end of the month
CMG section	Concept	0	1-29	30-59	60-89	Non-performing Portfolio
CMG ≤ 40%	PD (%)	1.0916	21.3407	46.0536	75.1614	100.0000
	LGD (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	EAD (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40% < CMG≤ 80%	PD (%)	1.9158	27.4332	52.0824	78.9511	100.0000
	LGD (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	EAD (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80% < CMG≤ 90%	PD (%)	2.5150	27.9300	52.5800	79.6952	100.0000
	LGD (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	EAD (%)	0.5421	6.0496	11.5255	17.6390	22.2310
CMG > 90%	PD (%)	2.7400	28.4300	53.0800	80.3677	100.0000
	LGD (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	EAD (%)	0.7453	8.2532	15.7064	24.2355	30.2436

Where:

PD	: Probability of default
LGD	: Loss given default
EAD	: Exposure at default
CMG	: Outstanding loan capital /Mortgage Guarantee value

(b)	Commercial portfolio

To determine these allowances, the Bank considers the standard methods presented below, as applicable to commercial leasing operations or other types of commercial loans. Then, the applicable provision factor will be assigned considering the parameters defined for each method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

●	Commercial Leasing Operations

The provision factor applies to the current value of commercial leasing operations (including the purchase option) and will depends on the default of each operation, the type of leased asset and the relationship between the current value of each operation and the leased asset value (PVB) at each month-end, as indicated in the following tables:

Probability of default (PD) applicable according to default and type of asset (%)
	Type of asset
Days of default of the operation at the month-end	Real estate	Non-real estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Portfolio in default	100.00	100.00

Loss given the default (LGD) applicable according to PVB section and type of asset (%)
PVB = Current value of the operation / Value of the leased asset
PVB section	Real estate	Non-real estate
PVB ≤ 40%	0.05	18.20
40% < PVB ≤ 50%	0.05	57.00
50% < PVB ≤ 80%	5.10	68.40
80% < PVB ≤ 90%	23.20	75.10
PVB > 90%	36.20	78.90

The determination of the PVB relationship is made considering the appraisal value expressed in UF for real estate and in Chilean pesos for non-real estate, recorded at the time of the respective loan granting, taking into account possible situations that may be causing temporary increases in the assets prices at that time.

●	Generic commercial loans and factoring

For the factoring operations and other commercial loans, other than those indicated above, the provision factor, applicable to the amount of the placement and the exposure of the contingent loan risk, will depends on the default of each operation and the relationship that exists at the end of each month, between the obligations that the debtor has with the bank and the value of the collateral that protect them (PTVG), as indicated in the following tables:

Probability of default (PD) applicable according to default and PTVG section (%)
	With collateral
Days of default at the month-end	PTVG≤100%	PTVG>100%	Without collateral
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Portfolio in default	100.00	100.00	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

Loss given the default (LGD) applicable according to PTVG section (%)
Collateral (with / without)	PTVG section	Generic commercial operations or factoring without the responsibility of the transferor	Factoring with the responsibility of the transferor
With collateral	PTVG ≤ 60%	5.00	3.20
	60% < PTVG≤ 75%	20.30	12.80
	75% < PTVG ≤ 90%	32.20	20.30
	90% < PTVG	43.00	27.10
Without collateral		56.90	35.90

The collaterals used for the purposes of calculating the PTVG relationship of this method may be specific or general, including those that are simultaneously specific and general. Collateral can only be considered if, according to the respective coverage clauses, it was constituted in the first degree of preference in favor of the Bank and only guarantees the debtor’s credits with respect to which it is imputed (not shared with other debtors).

The invoices assigned in the factoring operations will not be considered for purposes of calculating the PTVG. The excess of collateral associated with mortgage loans referred to in numeral 3.1.1 Residential mortgage portfolio in Chapter B-1 of CNCB may be considered, computed as the difference between 80% of the property commercial value, according to with the conditions set out in that framework, and the mortgage loan that guarantees.

For the calculation of the PTVG ratio, the following considerations must be taken into account:

i.	Transactions with specific collaterals: when the debtor granted specific collateral for generic commercial loans and factoring, the PTVG ratio is calculated independently for each covered transaction, such as the division between the amount of the loans and the contingent loans exposure and the collateral’s value of the covered product.

ii.	Transactions with general collaterals: when the debtor granted general or general and specific collaterals, the Bank calculates the respective PTVG, jointly for all generic commercial loans and factoring and not contemplated in the preceding paragraph i), as the quotient between the sum of the amounts of the loans and exposures of contingent loans and the general, or general and specific collateral that, according to the scope of the remaining coverage clauses, safeguard the loans considered in the numerator aforementioned coverage ratio.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

The amounts of the guarantees used in the PTVG ratio of numerals i) and ii), different from those associated with excess guarantees from mortgage loans to which the residential mortgage portfolio refers, must be determined according to:

-	The last valuation of the collateral, be it appraisal or fair value, according to the type of real guarantee in question. For the determination of fair value, the criteria indicated in Chapter 7-12 (Fair Value of Financial Instruments) of the RAN should be considered.

-	Possible situations that could be causing temporary increases in the values of the collaterals.

-	Limitations on the amount of coverage established in their respective clauses.

(c)	Consumer Portfolio

The allowance factor, represented by the expected loss (EL), corresponds to the probability of default (PD) together with the loss given the default occurred (LGD). This factor is applied uniformly to all contingent consumer loans and consumer credits held by the debtor with the bank and its subsidiaries established in Chile, including consumer leasing transactions. In the case of contingent transactions, the exposure measure is calculated according to the provisions established in Chapter B-3 of the CNC will be considered.

To define the value of the PD, the following factors are calculated for each debtor:

●	Bank default rate: This corresponds to the maximum default rate (in days) for the consumer portfolio, including consumer leasing transactions, that the debtor has with the bank at the end of the month for which provisions are being determined. For clients with more than one transaction, the maximum value obtained from all of them is used. This variable is measured by considering all entities that comprise the institution’s overall consolidated level.

●	30 days in default in the financial system: This variable applies to whether the debtor has at least one direct debt in default for 30 days or more in any of the three months prior to the date on which the provisions are calculated. This variable is calculated based on the debtor’s defaults with all credit providers for which information is available. This variable includes the list of debtors reported by the CMF, as well as the bank itself at a global consolidated level, and the various financial products. It excludes only loans subject to a communication ban under Law No. 19,628 on the Protection of Privacy.

●	Having a mortgage Loan: This variable determines whether the borrower has a current mortgage loan in the financial system. In this case, the bank uses the most recent information available at the date the provisions are being calculated, considering the list of borrowers reported by the CMF, in addition to the bank’s own consolidated data.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

The table of factors considered to define the PD is as follows:

	With a mortgage loan for housing in the system		No mortgage loan for housing in the system
Maximum default level in the month and bank (range in days that includes extremes	No default greater than 30 days in the system	With a default greater than 30 days in the system	No default greater than 30 days in the system	With a default greater than 30 days in the system
0 and 7	3.3%	14.6%	6.6%	19.8%
8 and 30	20.4%	41.6%	30.6%	48.5%
31 and 60	50.2%	63.0%	65.1%	66.3%
61 and 89	62.6%	81.7%	72.3%	86.9%

In the event that the debtor is in default, the assigned LGD will be 100%.

To determine the value of the LGD, it is determined whether the debtor has a mortgage loan for the home in the system as defined for the value of the PD, and the type of loan involved.

The LGD to be used is defined according to the following table:

	Automotive leasing and credit operations	Credits in installments	Credit cards and lines, and other consumer products
With a mortgage loan for housing in the system	33.2%	47.7%	49.5%
No mortgage loan for housing in the system	33.2%	56.6%	60.3%

The allocation of the LGD value is carried out according to the following guidelines:

●	“Automotive leasing and credit operations” will be considered those loans where the transaction is intended to finance the acquisition of private vehicles, which remain as collateral (pledge) in favor of the institution. Consumer financial leasing operations are also considered in this category.

●	“Installment Credits” will correspond to those registered in the item Consumer Credits in Installments of Chapter C-3 of the CNC, to the extent that these have been granted upon signing of a promissory note that clearly establishes the amount of capital, term, rate and number of installments, without a predefined use of the funds (free disposal) and does not correspond to the previous category.

●	If a loan does not fall under either of the two previous definitions, but is classified as consumer loans, the LGD value assigned to the “Credit cards and lines, and other consumer loans” category must be applied.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

−	Portfolio in default.

Includes all placements and 100% of the amount of the contingent loans, of the debtors that the closing of a month presents a delay equal to or greater than 90 days in the payment of the interest of the capital of any credit. It will also include debtors who are granted a credit to leave an operation that has more than 60 days of delay in their payment, as well as those debtors who were subject to forced restructuring or partial forgiveness of a debt.

They may exclude from the portfolio in default: a) mortgage loans for housing, which delinquent less than 90 days, unless the debtor has another loan of the same type with greater delinquency; and, b) credits for financing higher studies of Law No. 20,027, which do not yet present the non-compliance conditions indicated in Circular No. 3,454 of December 10, 2008.

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in Title II of Chapter B-2 of the CNCB. To remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to the present rules have been overcome, at least the following copulative conditions must be met:

-	No obligation of the debtor with the bank with more than 30 calendar days overdue.

-	No new refinances granted to pay its obligations.

-	At least one of the payments includes amortization of capital.

-	If the debtor has a credit with partial payment periods less than six months, has already made two payments.

-	If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.

-	The debtor does not appear with unpaid debts direct according to the information recast by CMF, except for insignificant amounts.

(iii)	Provisions related to financing with FOGAPE COVID-19 guarantee.

On July 17, 2020, the CMF requested to determine specific provisions of the credits guaranteed by the FOGAPE COVID-19 guarantee, for which the expected losses were determined estimating the risk of each operation, without considering the substitution of credit quality of the guarantee, according to the corresponding individual or group analysis method, in accordance with the provisions of Chapter B-1 of the CNCB. This procedure must be carried out in an aggregate manner, grouping all those operations to which the same deductible percentage is applicable.

The deductible is applied by the Fund Administrator, which must be borne by each financial institution and does not depend on each particular operation but is determined based on the total of the balances guaranteed by the Fund, for each group of companies that have the same coverage, according to their net sales size.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(iv)	Provisions related to financing with FOGAPE Reactivation guarantee.

To determine the provisions of the amounts guaranteed by the FOGAPE Reactivation, the Bank considers the substitution of the credit quality of the debtors for that of the FOGAPE, for all the types of financing indicated, up to the amount covered by the aforementioned guarantee. Naturally, the option to consider the risk attributable to FOGAPE may be made while said guarantee remains in force, without considering the capitalized interest, in accordance with the provisions of article 17 of the Fund Regulations.

Likewise, for the computation of the provisions of the amount not covered by the guarantee, corresponding to the debtors, the treatment must be differentiated according to the level of default of the refinanced credit and the grace period, which must consider the cumulative consecutive months grace period between the refinanced loan and other prior measures.

For this purpose, the following situations should be considered:

●	Refinancing with less than 60 days past due and less than 180 days of grace.

When the Bank grants the refinancing and is the current creditor, depending on the methodology used in accounting for provisions (standard or internal method) for the group portfolio, the computation of default and the expected loss parameters remain constant at the time to carry out the refinancing, as long as no payment is due.

In the case of debtors evaluated on an individual basis, their risk category is maintained at the time of rescheduling, which does not prevent them from being reclassified to the category that corresponds to them, in the event of a worsening of their payment capacity.

●	Refinancing with past due between 60 and 89 days or grace periods greater than 180 days and less than 360 days.

The provisions established in the previous point apply, and at least one of the following conditions must also be met:

i.	In its credit granting policies, the Bank considers at least the following aspects:

-	A robust procedure for the categorization of viable debtors, which considers at least the sector and its solvency and liquidity situation.

-	Efficient mechanisms for monitoring the debtor’s situation, with formally defined internal governance.

ii.	Interest is charged in the months of grace, in accordance with the guidelines established in article 15 letter a) of the Regulation, or there is a demand for payment in another credit with the bank. In the latter case, if noncompliance is observed, the carry forward rules contained in numerals 2.2 and 3.2 of Chapter B-1 of the CNCB must be considered, depending on whether it is a credit subject to individual or group evaluation, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

●	Refinancing with grace periods higher than 360 days.

The Bank must apply the provisions established in Chapter B-1 of the CNCB, considering the operation as a forced renegotiation and, therefore, apply the provisions that correspond to the default portfolio.

(v)	Impaired portfolio.

The impaired portfolio includes the following assets, according to Chapter B-1 of the CNCB of the CMF:

-	In case of individually assessed debtors, includes credits from “Non-performing loans” and those classified in categories B3 and B4 of “Substandard Portfolio”.

-	These debtors subject to collective assessment includes all credits of the “Non- performing loans”.

(vi)	Charge-offs.

Generally, the charge-offs are produced when the contractual rights on cash flows end. In case of loans, even if the above does not happen, it will proceed to charge-offs the respective asset balances.

The charge-off refers to derecognition of the assets in the Consolidated Statement of Financial Position, related to the respective transaction and, therefore, the part that could not be past-due if a loan is payable in installments, or a lease.

−	Charge-offs of loans to customers

The charge-off must be made using the credit risk provisions constituted, regardless of the reason for which the charge-off occurred.

Write-offs for loans to customers and accounts receivable, other than from leasing operations, should be made in the following circumstances, whichever occurs first:

-	The Bank, based on all available information, concludes that will not obtain any cash flow of the credit recorded as an asset.

-	When the debt without executive title expires 90 days after it was recorded in asset.

-	At the expiration of the statute of limitations for actions to demand payment through an executive trial, or at the time of rejection or abandonment of the execution of the judgment by final court resolution.

-	When past-due term of a transaction reaches the charge-off term disposed below:

Type of Loan	Term
Consumer loans - secured and unsecured	6 months
Other transactions - unsecured	24 months
Commercial loans - secured	36 months
Residential mortgage loans	48 months

The term corresponds to the time elapsed from the date on which the payment of all or part of the obligation that is in default became enforceable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

−	Charge-offs of lease operations

These assets must be charge-offs against the following circumstances, whichever occurs first:

-	The Bank concludes that there is no possibility of the rent recoveries and the value of the property cannot be considered for purposes of recovery of the contract, either because the lessee has not the asset, for the property’s conditions, for expenses that involve its recovery, transfer and maintenance, due to technological obsolescence or absence of a history of your location and current situation.

-	When it complies the prescription term of actions to demand the payment through executory or upon rejection or abandonment of executory by court.

-	When a contract has been in default reach the period of time indicated below:

Type of Loan	Term
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The term corresponds to the time elapsed from the date on which the payment of all or part of the obligation that is in default became enforceable.

(vii)	Recovery of written-off loans

Subsequent payments obtained for transactions written-off are recognized directly as profit or loss in the Consolidated Statement of Income under the item “Recovery of written-off loans”.

In the event that there are recoveries in assets, revenue will be recognized in profit or loss for the amount by which they are incorporated into the asset. The same criterion will be followed if the leased assets are recovered after the write-off of a leasing transaction, when such assets are incorporated into the assets.

Any renegotiation of a loan written-off does not give rise to revenue, as long as the transaction continues to be impaired, and the actual payments received will be treated as recoveries of loans written-off.

Consequently, the renegotiated loan will be re-entered as an asset if it ceases to be impaired, also recognizing the income from the activation as recovery of loans written-off.

The same criterion should apply in the event that a loan is granted to repay a loan written-off.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(g)	Impairment for credit risk on financial assets at amortized cost and financial assets at fair value through other comprehensive income (FVTOCI):

In accordance with Chapter A-2 of the CNCB of the CMF, the impairment model of IFRS 9 will not be applied to loans in the category “Financial assets at amortized cost” (“Loans to Banks” and “Loans to customers”), nor on “Contingent loans”, since the criteria for these instruments are defined in Chapter B-1 to B-3 of the CNCB.

For the rest of the financial assets measured at Amortized Cost or FVTOCI, the model on which impairment losses must be calculated corresponds to one of Expected Credit Loss (ECL) as established in IFRS 9.

Debt financial instruments whose subsequent valuation measurement is at amortized cost or at FVTOCI will be subject to impairment due to credit risk. On the contrary, those instruments at fair value through profit or loss do not require this measurement.

The measurement of impairment is performed in accordance with a general impairment model that is based on the existence of 3 possible stages of the financial asset, the existence or not of a significant increase in credit risk and the condition of impairment. The 3 stages determine the amount of impairment that will be recognized as an expected credit loss, as well as the interest income that will be recorded at each reporting date. Below, each stage is listed:

Stage 1: Incorporates financial assets whose credit risk has not increased significantly since initial recognition. Expected credit losses are recognized to 12-month. Interest is recognized based on the gross amount in the balance sheet.

Stage 2: Incorporates financial assets whose credit risk has increased significantly since initial recognition. Expected credit losses are recognized throughout the life of the financial asset. Interest is recognized based on the gross amount in the balance sheet.

Stage 3: Incorporates impaired financial assets. Expected credit losses are recognized throughout the life of the financial asset. Interest is recognized based on the net amount (gross amount on the balance sheet less allowance for credit risk).

−	Impairment of debt financial instruments measured at fair value through other comprehensive income.

The Bank applies the value impairment requirements for the recognition and measurement of an impairment loss allowance account to financial assets that are measured at fair value through other comprehensive income in accordance with IFRS 9. This impairment loss allowance account is recognized in Other Comprehensive Income (OCI) and does not reduce the carrying amount of the financial asset in the Consolidated Statement of Financial Position. The cumulative loss recognized in OCI is recycled in profit or loss when derecognizing the financial assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(h)	Financial liabilities:

Classification of financial liabilities:

Financial liabilities are classified in the following categories:

-	Financial liabilities at amortized cost.

-	Financial liabilities held for trading at fair value through profit or loss: Financial instruments are recorded in this item when the Bank’s objective is to generate profits through purchases and sales with these instruments. This item includes financial derivative instruments held for trading that are liabilities, which will be measured subsequently at fair value.

-	Financial liabilities designated at fair value through profit or loss: The Bank has the option to irrevocably designate, at the time of initial recognition, a financial liability as measured at fair value through profit or loss if the application of this criterion eliminates or significantly reduces inconsistencies in the measurement or recognition, or if it is a group of financial liabilities, or a group of financial assets and liabilities, that is managed, and its performance evaluated, based on fair value in line with a risk management or investment strategy.

Measurement of financial liabilities:

Initial measurement:

They are initially recorded at fair value, less transaction costs that are directly attributable to their issuance. Variations in the value of financial liabilities due to the accrual of interest, UF indexation and similar concepts are recorded under the items “Interest expenses” and “Inflation indexation expense” of the Consolidated Statement of Income for the period in which the accrual occurred (see Note 30 and 31).

Subsequent measurement:

The changes in the measurements that will occur after the initial registration due to reasons other than those mentioned in the previous paragraph, are treated as described below, based on the categories in which the financial liabilities are classified.

Financial liabilities at amortized cost:

The liabilities recorded in this item are measured after their acquisition at their amortized cost, which is determined in accordance with the effective interest rate method (EIR).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(i)	Derecognition of financial assets and liabilities:

The Bank and its subsidiaries derecognize a financial asset in its Statement of Financial Position, when the contractual rights to the cash flows from the financial asset expire or when it transfers the rights to receive contractual cash flows for the financial asset during the transactions in which all ownership risks and rewards of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability.

When the Bank transfers a financial asset, it assesses to what extent it has retained the risks and rewards of the ownership. In this case:

−	If substantially all risks and rewards of the ownership of the financial asset have been transferred, it is derecognized, and any rights or obligations created or retained upon transfer are recognized separately as assets or liabilities.

−	If substantially all risks and rewards of the ownership of the financial asset have been retained, the Bank continues to recognize it.

−	If substantially all risks and rewards of the ownership of the financial asset are neither transferred nor retained, the Bank will determine if it has retained control of the financial asset. In this case:

-	If the Bank has not retained control, the financial asset will be derecognized, and any rights or obligations created or retained upon transfer will be recognized separately as assets or liabilities.

-	If the Bank has retained control, it will continue to recognize the financial asset in the Consolidated Statement of Financial Position for an amount equal to its exposure to changes in value that can experience and recognize a financial liability associated to the transferred financial asset.

The Bank derecognizes a financial liability (or a portion thereof) from its Consolidated Statement of Financial Position if, and only if, it has extinguished or, in other words, when the obligation specified in the corresponding contract has been paid or settled or has expired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(j)	Offset of financial assets and liabilities:

Financial assets and liabilities are offset, so that their net amount is presented in the Consolidated Statement of Financial Position, and only when the Bank has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Income and expenses are presented on a net basis only when is permitted by the accounting standards, or in the case of gains and losses arising from a group of similar transactions such as the Bank’s trading and foreign exchange activity.

(k)	Functional currency:

The items included in the Consolidated Financial Statements of Banco de Chile and its subsidiaries are valued using the currency of the primary economic environment in which it operates (functional currency). The functional and presentation currency of the Consolidated Financial Statements of Banco de Chile is Chilean peso, which is the currency of the primary economic environment in which the Bank operates, and also is the currency that has an influence on the structure of costs and revenue.

(l)	Foreign currency transactions:

Transactions in currencies other than the functional currency are considered in foreign currencies and are initially translated into the respective functional at the spot exchange rate at the date of transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the spot exchange rate as of the date of the Consolidated Statement of Financial Position. All currency translation differences are recognized with a debit or credit to income.

As of December 31, 2025 and 2024, the Bank and its subsidiaries applied the exchange rate of accounting representation according to the standards issued by the Chilean CMF, for which the assets in dollars are shown at their equivalent value in Chilean pesos calculated using the following market exchange rate Ch$900.40 per US$1 (Ch$994.74 per US$1 as of December 31, 2024).

As of December 31, 2025, the amount of Ch$155,696 million corresponding to a net financial profit from foreign currency exchange, indexation and accounting hedges (net gain of Ch$164,597 million as of December 31, 2024) shown in the Consolidated Statements of Income, includes the result from foreign currency exchange operations, indexation and accounting hedges, including the translation of assets and liabilities in foreign currency or inflation-adjusted units.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(m)	Operating Segments:

The Bank discloses information by segment in accordance with IFRS 8 (Note 6). The Bank’s operating segments are determined based on its different business units, considering the following:

-	That it conducts business activities from which income is obtained and expenses are incurred (including income and expense from transactions with other components of the same entity).

-	That its operating results are regularly reviewed by the entity’s highest decision-making authority for operating decisions, to decide on the resources to be allocated to the segment and assess its performance; and

-	For which financial information is available about the segment which is differentiated.

(n)	Statement of cash flows:

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents derived from operating, investing and financing activities, during the year. The Bank uses the indirect method for the preparation of the statement of cash flows.

For the preparation of Consolidated Financial Statements of Cash Flow, the following concepts are considered:

-	Cash and cash equivalents: corresponds to the item “Cash and deposits in banks”, plus (minus) the net balance corresponding to transactions pending settlement that are shown in the Consolidated Statement of Financial Position, plus other cash equivalents such as investments in short-term debt financial instruments that meet the criteria to be considered “cash equivalents”, for which they must have an original maturity of 90 days or less from the date of acquisition, be highly liquid, readily convertible into known amounts of cash from the date of the initial investment, and that the financial instruments are exposed to an insignificant risk of changes in value.

-	Operating activities: corresponds the principal revenue-producing activities of the Bank and other activities that are not investing or financing activities.

-	Investing activities: correspond to the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: corresponds to the activities that result in changes in the size and composition of the contributed equity and of liabilities that are not part of operating and investing activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(o)	Financial derivative instruments:

A “Financial Derivative” is a financial instrument whose value changes in response to changes in an observable market variable (such as an interest rate, exchange rate, the price of a financial instrument or a market index, including credit ratings), whose initial investment is very small in relation to other financial instruments with a similar response to changes in market conditions and which is generally settled at a future date.

The Bank maintains contracts of derivative financial instruments, to hedge the foreign currency and interest rate risk exposures. These contracts are initially recognized in the Consolidated Statement of Financial Position at their cost (including the transactions costs) and subsequently measured at fair value. Derivative contracts are stated as an asset when their fair value is positive and as a liability when it is negative under the item “Financial derivative instruments”.

Changes in fair value of derivative contracts held for trading are included under the caption “Financial Assets and Liabilities held for Trading”, on the Consolidated Statement of Income.

Additionally, the Bank includes in the measurement of the derivatives “Counterparty Credit Risk Adjustments, including: “CVA” or Credit Valuation Adjustment to reflect the counterparty credit risk in determining the fair value, as well as the “DVA” o Debit Valuation Adjustment to reflect the Bank’s own credit risk. Likewise, the Bank incorporates “Financing Adjustment”, also called “FVA” or Funding Valuation Adjustment, which captures the expected cost (or benefit) of financing (reinvesting) the cash flows of the derivative, with respect to a reference discount rate, when there are no collaterals (or they are imperfect).

Certain embedded derivatives in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the host contract and it is not measured at fair value with the related unrealized gains and losses included in profit or loss.

(p)	Derivative instruments for accounting hedges:

The Bank has opted to continue applying the hedge accounting requirements included in IAS 39 when adopting IFRS 9.

At the date of entering into a derivative contract, it must be designated by the Bank as a derivative instrument for trading or for hedge accounting purposes.

If the derivative instrument is classified for hedging purposes, it may be:

-	A fair value hedge of existing assets or liabilities or firm commitments.

-	A cash flow hedge related to existing assets or liabilities or expected transactions.

A hedge relationship for hedge accounting must meet all the following conditions:

-	At the inception of the hedge, the hedging relationship has been formally documented.

-	the hedge is expected to be highly effective.

-	the effectiveness of the hedge can be measured reliably.

-	the hedge is highly effective in relation to the hedged risk, on a continuous basis throughout the entire hedging relationship.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

The Bank presents and measures individual hedges (where there is a specific identification of hedged item and hedged instruments) by classification, according to the following criteria:

Fair value hedges: Changes in the fair value of a derivative hedging instrument, designated as a fair value hedge, are recognized in income under the lines “Net interest income” and “Net indexation income” and/or “Foreign currency changes, UF indexation and accounting hedge”, depending on the type of risk covered. The hedged item is also presented at fair value in relation to the risk being hedged; gains or losses attributable to the hedged risk are recognized in income under the lines “Net interest income” and “Net inflation indexation income” and adjust the book value of the item subject to the hedge.

Cash flow hedge: Changes in the fair value of financial instruments derivative designated like “cash flow hedge” are recognized in “Cash flow accounting hedge” included in the Consolidated Other Comprehensive Income, to the extent that hedge is effective and hedge is reclassified to income in the item “Net interest income” and “Net inflation indexation income” and/or “Foreign currency changes, UF indexation and accounting hedge”, when hedged item affects the income of the Bank produced for the “interest rate risk” or “foreign exchange risk”, respectively. If the hedge is not effective, the changes in the fair value are recognized directly in the results of the year under the caption “Other financial result”.

If the hedging instrument no longer meets the criteria for cash flow hedge accounting, it expires or is sold, it is suspended or exercised, this hedge is discontinued prospectively. Accumulated gains or losses recognized previously in the equity are maintained there until forecasted transactions occur, in that moment will be recognized in Consolidated Statement of Income (in the item “Net interest income” and “Net inflation indexation income” and/or “Foreign currency changes, UF indexation and accounting hedge”, depend of the hedge), lesser than it foresees that the transaction will not execute, in this case it will be recognized immediately in Consolidated Statement of Income (in the item “Net interest income” and “Net inflation indexation income” and/or “Foreign currency changes, UF indexation and accounting hedge”, depending on the hedge).

(q)	Intangible Assets:

Intangible assets (Note 15) are initially recognized at their acquisition cost and are subsequently measured at their cost less any accumulated amortization or less any accumulated impairment loss.

Software or computer programs purchased by the Bank and its subsidiaries are accounted for at cost less accumulated amortization and impairment losses.

The subsequent expense in software assets is capitalized only when it increases the future economic benefit for the specific asset. All other expenses are recorded as an expense as incurred.

Amortization is recognized in profit or loss on the straight-line amortization method based considering the estimated useful lives of the software, from the date on which they are available for use. The estimated useful life of software is a maximum of 6 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(r)	Property and equipment:

Property and equipment (Note 16) includes the amount of land, real estate, furniture, IT hardware and equipment and other installations owned by the consolidated entities and which are for own use. These assets are stated at historical cost less depreciation and accumulated impairment. This cost includes expenditures that are directly attributed to the acquisition of the asset.

Depreciation is recognized in the Consolidated Statements of Income on a straight-line basis over the estimated useful lives of each part of the item of property and equipment.

The estimated average useful lives for the years 2025 and 2024 are as follows:

- Buildings	50 years
- Facilities	10 years
- Equipment	5 years
- Furniture	5 years

Maintenance expenses related to those assets held for own uses are recognized as expenses in the year in which they are incurred.

(s)	Current taxes and deferred taxes:

The income tax provision of the Bank and its subsidiaries has been determined in conformity with current tax regulations.

The Bank and its subsidiaries recognize, when appropriate, deferred tax assets and liabilities for future estimates of tax effects from temporary differences between the carrying value and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured in accordance with current Chilean tax legislation, at the tax rates that are expected to be applied in the year in which the deferred tax assets and liabilities are to be realized or settled. Future effects from changes in tax legislation or income tax rate are recognized in deferred taxes starting from the date in which the law approving such changes is enacted or substantially enacted (Note 18).

Deferred tax assets are recognized only to the extent that is probable that future taxable profits will be available against which the temporary difference can be utilized to recover temporary difference deductions. According to instructions from the Chilean CMF, deferred taxes are presented in the Consolidated Statement of Financial Position according with IAS 12 “Income Taxes”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(t)	Provisions, contingent assets and liabilities:

Provisions are liabilities involving uncertainty about their amount or maturity. They are recorded in the Consolidated Statement of Financial Position when the following requirements are jointly met:

-	as a result of a past event, the Bank has a present or constructive obligation;

-	it is probable that at the reporting date an outflow of economic benefits will be required from the Bank or its subsidiaries to settle the obligation; and

-	the amount of such resources can be estimated reliably.

A contingent asset or liability is any right or obligation arising from past events whose existence will be confirmed by one or more uncertain future events which are not within the control of the Bank.

Contingent loans are understood as operations or commitments in which the Bank assumes a credit risk by committing itself to third parties, in the event of a future event, to make a payment or disbursement that must be recovered from its customers.

The following are classified as contingent loans in off-balance sheet information:

-	Undrawn credit lines: Considers the unused amounts of lines of credit that allow customers to use credit without previous decisions by the Bank.

-	Undrawn credit lines with immediate termination: Considers those undrawn credit lines, defined in the preceding paragraph, that the Bank can unconditionally cancel at any time and without prior notice, or whose automatic cancellation is considered in the event of impairment of the debtor’s creditworthiness, as permitted by the current legal framework and the contractual conditions established between the parties.

-	Contingent loans linked to CAE: Correspond to loan commitments granted in accordance with Law No. 20,027 (“CAE”).

-	Letters of credit for goods circulation operations: Considers the commitments that arise, both to the issuing bank and to the confirming bank, from self-settled commercial letters of credit with a maturity period of less than 1 year, arising from goods circulation operations (e.g., confirmed foreign or documentary letters of credit). Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.

-	Debt purchase commitments in local currency abroad: Note issuance facility (NIF) and revolving underwriting facility (RUF) are considered.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

-	Transactions related to contingent events: Guarantee bonds with promissory notes referred to in Chapter 8-11 of the Updated Standards Compilation are considered.

-	Guarantees and sureties: Includes guarantees, sureties and standby letters of credit referred to in Chapter 8-10 of the Updated Standards Compilation. In addition, it includes the payment guarantees of buyers in factoring operations, as indicated in Chapter 8-38 of such Compilation.

-	Other loan commitments: It includes the unplaced amounts of committed loans that are to be disbursed on an agreed future date or triggered by events contractually defined with the customer, as is the case with irrevocable credit lines tied to the progress of projects (for provisions purposes, both the gross exposure referred to in No. 3 and future increases in the amount of guarantees associated with committed disbursements must be considered).

Exposure to credit risk on contingent loans:

To calculate allowances for contingent loans, the amount of exposure to be considered will be equivalent to the percentage of the amounts of the contingent loans indicated below:

Type of contingent loan	Credit Conversion Factor
Undrawn credit lines with immediate termination	10%
Contingent loans linked to CAE	15%
Letters of credit for goods circulation operations	20%
Other undrawn credit lines	40%
Debt purchase commitments in local currency abroad	50%
Transactions related to contingent events	50%
Guarantees and sureties	100%
Other credit commitments	100%
Other contingent loans	100%

When dealing with transactions performed with customers with overdue loans, that exposure shall be equivalent to 100% of their contingent loans.

(u)	Provisions for minimum dividends:

In accordance with the CNCB issued by the CMF, the Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Shareholders’ Corporations Law or its dividend policy. For such purposes, the Bank establishes a provision in a complementary equity account within retained earnings (Note 25).

For the purposes of calculating the provision for minimum dividends, the distributable net income is considered, which is defined as the amount resulting from reducing or adding to the net income for the year, the adjustment of the value of the paid-in capital and reserves, for the effects of the variation in the Consumer Price Index.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(v)	Employee benefits:

Employee benefits are all forms of consideration granted by an entity in exchange for services provided by employees or severance pay.

Short-term employee benefits are employee benefits (other than termination benefits) that are expected to be settled in full before twelve months after the end of the annual reporting period in which the employees have rendered the related services (Note 24 letter (c)).

-	Accrued vacations

The annual costs of vacations and staff benefits are recognized on an accrual basis.

-	Other short-term benefits

The entity considers for its employees an annual incentive plan for meeting objectives and individual contribution to the entity’s results, which are eventually delivered, consisting of a certain number or portion of monthly salaries and are accrued for based on the estimated amount to be distributed.

Other long-term employee benefits are all employee benefits other than short-term employee benefits, post-employment benefits, and termination benefits.

-	Employee benefits for termination of employment contract

The Bank has agreed with part of the staff the payment of compensation to those who have completed 30 or 35 years of service, in the event that they retired from the Bank. The proportional part accrued by those employees who will have access to exercise the right to this benefit and who at the end of the year have not yet acquired it has been included in this obligation.

The obligations of this benefit plan are measured according to the projected credit unit method, including as variables the staff turnover rate, the expected salary growth and the probability of using this benefit, discounted at the current rate for long-term operations (5.71% as of December 31, 2025 and December 31, 2024).

The discount rate used corresponds to the rate of 10-year Bonds in Chilean pesos of the Central Bank of Chile (BCP).

Gains and losses arising from changes in actuarial variables are recognized in Other Comprehensive Income. There are no other additional costs that should be recognized by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(w)	Earnings per share:

The basic earnings per share is determined by dividing the net income attributed to the Bank’s owners in a period and the weighted average number of shares outstanding during that period.

Diluted earnings per share are determined similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential dilutive effect of the options on shares, warrants and convertible debt. At the end of the years ended December 31, 2025 and 2024 there are no concepts that should be adjusted.

(x)	Interest revenue and expense and UF indexation:

Interest income and expenses and UF indexation (Notes 30 and 31) are recognized in the Consolidated Statement of Income using the effective interest rate method. The effective interest rate is the rate which exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument (or, where appropriate, in a shorter period), to the carrying amount of the financial asset or financial liability. To calculate the effective interest rate, the Bank determines cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.

The effective interest rate calculation includes all fees and other amounts paid or received that are part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issuance of a financial asset or liability.

In the case of the impaired portfolio and current loans with a high risk of recoverability of Loans to customers, the Bank has applied a conservative position of discontinuing the accrual of interest and UF indexation on an accrual basis in the Consolidated Statement of Income, when the loan or one of its payments has been 90 days past due.

(y)	Fee and commission income and expenses:

Fee and commission income and expenses (Note 32) are recognized in the Consolidated Statement of Income using the criteria established in IFRS 15 “Revenue from Contracts with Customers”.

Under IFRS 15, revenues are recognized considering the terms of the contract with customers. Revenue is recognized when or as the performance obligation is satisfied by transferring the goods or services committed to the customer.

Under IFRS 15, revenues are recognized using different criteria depending on their nature. The most significant are:

−	Those that correspond to a singular act, when the act that originates them takes place.

−	Those that originate in transactions or services that are extended over time, during the life of such transactions or services.

−	Commissions on loan commitments and other fees related to loan transactions are deferred (together with the incremental costs directly related to the placement) and recognized as an adjustment to the effective interest rate of the placement. For loan commitments, when there is no certainty of the date of effective placement, fees and commissions are recognized in the period of the commitment that originates it on a straight-line basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

The fees registered as income by the Bank correspond mainly to:

−	Commissions for loan prepayment: These commissions are accrued at the time the loans are prepaid.

−	Commissions for lines of credit and overdrafts: These commissions are accrued in the period related to the granting of lines of credit and overdrafts in current accounts.

−	Commissions for guarantee and letters of credit: These commissions are accrued in the period related to the granting by the Bank of payment guarantees for real or contingent obligations of third parties.

−	Commissions for card services: Correspond to commissions accrued for the period, related to the use of credit cards, debit cards and other.

−	Commissions for account management: Includes commissions that accrue in the period related to the maintenance of current accounts and other deposit accounts.

−	Commissions for collections and payments: Includes commissions generated by the collection and payment services provided by the Bank.

−	Commissions for intermediation and management of securities: correspond to income from brokerage service, placements, administration and custody of securities.

−	Remuneration for management of mutual funds, investment funds or others: corresponds to the commissions from the General Fund Administrator for the administration of third-party funds.

−	Remuneration for brokerage and insurance consulting services: includes income from brokerage and insurance advice by the Bank or its subsidiaries is included.

−	Commissions for factoring operations services: includes commissions for factoring operations services performed by the Bank.

−	Commissions for financial consulting services: includes commissions for financial advisory services performed by the Bank and its subsidiary.

−	Other commissions received: includes income generated from foreign currency exchange, issuance bank guarantees, issuance of bank check, use of distribution channels, agreement on the use of a brand and placement of financial products and cash transfers, and recognition of payments associated with commercial alliances, among others.

Commission expenses include:

−	Commissions for card operations: includes commissions paid for credit and debit card operations.

−	Commissions for licensing the use of card brands.

−	Expenses for obligations of loyalty and merits programs for card customers.

−	Commissions for operations with securities: includes commissions for deposit and custody of securities and brokerage of securities.

−	Other commissions for services received: includes commissions for guarantees and sureties of Bank obligations, for foreign trade operations, for correspondent banks in the country and abroad, for ATMs and electronic fund transfer services.

−	Commissions for compensation of large value payments: corresponds to commissions paid to entities such as ComBanc, CCLV Contraparte Central, etc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(z)	Impairment of non-financial assets:

The carrying amounts of the non-financial assets of the Bank and its subsidiaries, are reviewed throughout the year and especially at each reporting date, to determine if any indication of impairment exists. If such indication exists, then the recoverable amount of the asset is estimated.

(aa)	Financial and operating leases:

−	The Bank acting as lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements, which do not transfer substantially all the risks, and rewards of ownership are classified as operating leases.

The leased investment properties, under the operating lease modality, are included in the Consolidated Statement of Financial Position as “Other assets” and depreciation is determined on the book value of these assets, applying a proportion of the value in a systematic way on the economic use of the estimated useful life. Lease income is recognized on a straight-line basis over the lease term.

−	The Bank acting as lessee

A contract is, or contains a lease, if one party has the right to control the use of an identified asset for a period of time in exchange for a regular payment (Note 17).

On the date of commencement of a lease, a right-to-use assets leased is determined at cost, which includes the amount of the initial measurement of the lease liability plus other disbursements made.

The amount of the lease liability is measured at the present value of future lease payments that have not been paid on that date, which are discounted using the Bank’s incremental financing interest rate.

The right-of-use asset is measured using the cost model, less accumulated depreciation and accumulated impairment losses, depreciation of the right-of-use asset, is recognized in the Consolidated Statements of Income on a straight-line depreciation basis from the commencement date and until the end of the lease term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

The monthly variation of the UF for the contracts established in such monetary unit should be treated as a remeasurement; accordingly, the UF indexation modifies the value of the lease liability, and simultaneously, the amount of the right-of-use asset must be adjusted by this effect.

Subsequent to the commencement date, the lease liability is measured by reducing the carrying amount to reflect the lease payments made and the modifications to the lease.

In accordance with IFRS 16 “Leases” the Bank does not apply this rule to contracts whose term is 12 months or less and those that contain an underlying asset of low value. In these cases, payments are recognized as a lease expense.

(ab)	Additional allowances:

In accordance with the standards issued by the CMF, banks could record additional allowances for its individually evaluated loan portfolio, taking into consideration the expected impairment of this portfolio. The calculation of this allowance is performed based on the Bank’s historical experience and considering possible future adverse macroeconomic conditions or circumstances that could affect a specific sector.

Allowances made in order to prevent the risk of macroeconomic fluctuations should anticipate situations of reversal of expansive economic cycles that, in the future, could result in a worsening of the conditions and, function as a countercyclical mechanism for accumulating additional allowances when the scenario is favorable and release or allocate them to specific allowances when environmental conditions deteriorate.

Accordingly, additional allowances must always correspond to general allowances on commercial, consumer or mortgage loans, or segments identified, and in no case may be used to offset weaknesses in the models used by the Bank (Note 26).

As of December 31, 2025, the balance of additional allowances amounts to Ch$631,217 million (Ch$700,252 million as of December 2024), which are presented in the caption “Special provisions for Credit risk” in Liabilities in the Consolidated Statement of Financial Position.

(ac)	Fair value measurement:

“Fair value” is understood as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants in a principal (or more advantageous) market at the measurement date under current market conditions, regardless of whether that price is directly observable or estimated using another valuation technique. The most objective and usual reference of fair value is the price that would be paid in an active, transparent and deep market (“quoted price” or “market price”).

When available, the Bank estimates the fair value of an instrument using quoted prices in an active market for that instrument. A market is considered active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm’s length basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

If a market for a financial instrument is not active, the Bank establishes fair value using a valuation technique. These valuation techniques include the use of recent market transactions between knowledgeable, willing parties in an arm’s length transaction, if available, as well as references to the fair value of other instruments that are substantially the same, discounted cash flows and options pricing models.

The selected valuation technique makes maximum use of information obtained in the market, using the least possible amount of data estimated by the Bank, incorporates all the factors that market participants would consider to establish the price, and will be consistent with generally accepted economic methodologies for calculating the price of financial instruments. The variables used by the valuation technique reasonably represent market expectations and reflect the return-risk factors inherent to the financial instrument. Periodically, the Bank calibrates the valuation techniques and tests it for validity using prices from observable current market transaction in the same instrument or based on available observable market information.

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e., the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. However, when transaction price provides the best evidence of fair value at initial recognition, the financial instrument is initially measured at the transaction price and any difference between this price and the value initially obtained from a valuation model is subsequently recognized in profit or loss.

Note that the Bank has financial assets and liabilities that offset each other’s market risks, based on which average market prices are used as a basis for determining their fair value.

Then, the fair value estimates obtained from models are adjusted for any other factors, such as liquidity risk or model uncertainties; to the extent that the Bank believes that a third-party market participant would take them into account in pricing a transaction.

The Bank’s fair value disclosures are included in Note 44.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted:

Standards approved and/or amended by the International Accounting Standards Board (IASB) and by the Financial Market Commission (CMF):

Standards and interpretations that have been adopted in these Consolidated Financial Statements.

As of the date of issuance of these Consolidated Financial Statements, the new accounting pronouncements issued by both the IASB and the CMF, which have been adopted by the Bank and its subsidiaries, are detailed below:

- Accounting standards issued by IASB.

IAS 21 The Effects of Changes in Foreign Exchange Rates.

In August 2023, the IASB issued amendments to IAS 21. These amendments set out criteria that will allow entities to assess whether a currency is exchangeable and when it is not, so that they can determine the exchange rate to be used and the disclosures to be provided.

The amendments were effective for periods beginning on or after January 1, 2025.

The implementation of this new standard had no impact on the Bank or its subsidiaries.

- Accounting standards issued by CMF.

Circular No. 2,346. Standard model of allowances for consumer loans. It amends Chapter B-1 “Allowances for credit losses” and Chapter E “Transitional provisions” of the CNCB.

On March 6, 2024, the CMF issued this circular that introduces the regulations that establish the Standardized Methodology for computing Allowances for Consumer Loans in Chapter B-1 of the CNCB.

The regulations establish matrices for determining the Probability of Default (PD) and Loss Given Default (LGD) parameters that must be used to calculate the minimum level of allowances.

The PD matrix is determined based on three factors (default in the bank, in the financial system and having a mortgage loan).

Regarding the LGD, the model allows differentiation according to the type of loan (lease or automotive, installments, cards and lines or other consumer products) and also distinguishes those debtors with mortgage loans for housing in the system, allowing banks to recognize a loss level adjusted to the specific characteristics of each transaction.

The regulations of the standard provision model for consumer loans will become effective beginning on the accounting close of January 2025. Until that date, banks will continue to estimate the allowances of this portfolio only using their internal methodologies. The impact of the first application must be recorded in the entity’s statement of income.

The new methodology was implemented in January 2025. See Note No. 4.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

Circular No. 2,347. Precisions of information requirements on subsidiaries, branches abroad and Banking Support Companies.

On April 24, 2024, the CMF issues this Circular that unifies and establishes in the General Background section of the MSI the instructions regarding the information requirements that banks must prepare and send to the CMF, regarding subsidiaries, branches in the abroad and Banking Support Companies (SAG), which include accounting, debtor, risk and other information.

The first shipment of the new information requirements was made in the first quarter of 2025.

Law No. 21,748, which creates a new guarantee program for new housing, as well as an interest rate subsidy for mortgage loans.

On May 29, 2025, Law No. 21,748 was published, establishing a new guarantee program for new housing and an interest rate subsidy for mortgage loans. This subsidy consists of a reduction of up to sixty basis points (60 bps) in the interest rate. The benefit applies exclusively to financing intended for the purchase of new homes, in their first sale, whose value does not exceed 4,000 Unidades de Fomento (UF), and that meet the requirements set forth by the Ministry of Finance.

The CMF (Commission for the Financial Market) has issued instructions to banks regarding accounting treatment, determination of credit risk provisions, calculation of the credit risk weight for capital requirements, supervision of the maximum conventional interest rate (TMC), among other matters.

As of the date of issuance of the financial statements, the Bank implemented this product and complied with the CMF requirements.

New Standards and interpretations issued but not yet effective:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and the CMF that are not yet effective as of December 31, 2025:

- Accounting standards issued by IASB.

IAS 28 Investments in Associates and Joint Venture and IFRS 10 Consolidated Financial Statements.

In September 2014, the IASB issued this amendment, which clarifies the scope of the gains and losses recognized in a transaction, that involves an associate or joint venture, and that this depends on whether the asset sold, or contribution constitutes a business. Accordingly, the IASB concluded that all gains or losses must be recognized against loss of control of a business.

Likewise, the gains or losses that result from the sale or contribution of a subsidiary that does not constitute a business (definition of IFRS 3) to an associate or joint venture must be recognized only to the extent of unrelated interests in the associate or joint venture.

During December 2015, the IASB agreed to set the effective date of this amendment in the future, allowing its immediate adoption.

Banco de Chile and its subsidiaries will have no impact on the Consolidated Financial Statements as a result of the application of this amendment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

IFRS 18 – Presentation and Disclosure in Financial Statements.

In April 2024, IASB issued a new accounting standard, IFRS 18 Presentation and Disclosure in Financial Statements, replacing the IAS 1 Presentation of Financial Statements.

This new standard aims to improve the usefulness of the information presented and disclosures so that the comparability of the financial information is enhanced, complying with the qualitative characteristics defined in the conceptual framework of the International Financial Reporting Standards (IFRS).

According to the information provided by IASB, the standard introduces three new requirements:

-	Improvement comparability of the statement of income.

-	Higher transparency in measuring performance defined by the management.

-	More useful grouping of the information in the financial statements.

The standard will be effective for annual accounting periods beginning on or after January 1, 2027.

Because these Consolidated Financial Statements are prepared in accordance with the standards issued by the CMF as defined in CNCB, the adoption of this standard is conditional to the amendment of the CNCB.

IFRS 19 – Subsidiaries without Public Accountability: Disclosures

In May 2024, the IASB issued published the new accounting standard IFRS 19 Subsidiaries without Public Accountability: Disclosures, which will become effective on January 1, 2027 where early application is permitted.

This new standard allows to save in the preparation costs of the financial statements of subsidiaries without public interest, making possible to disclose less information and adapt the financial statements to the needs of the users when certain conditions are met.

The standard establishes that a subsidiary is in the public interest if:

-	It has debt instruments or capital that is subject to trade on a public market or if it is in the process of issuing such instruments to negotiate on a public market; or

-	Manages fiduciary assets for a broad group of external people as one of its principal businesses.

A subsidiary is eligible and can apply IFRS 19 in its consolidated, separate or stand-alone financial statements if:

-	It has no public accountability; and

-	Its ultimate parent company or any other intermediate parent company issued consolidated financial statements that are available for public use and comply with IFRS.

This new standard will not have an impact on the Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

IFRS 9 and IFRS 7 Financial Instruments: Classification and Measurement

In May 2024, the IASB issued amendments to the classification and measurement requirements of IFRS 9, “Financial Instruments”, and to the disclosure requirements of IFRS 7, “Financial Instruments: Disclosures”, as follows:

Derecognition of financial liabilities settled by electronic transfer.

The amendment allows an entity to consider that a financial liability (or part of it) that is settled using an electronic payment system is cancelled, expires or the liability otherwise qualifies for derecognition before the settlement date, if certain specified criteria are met. An entity that chooses to apply the deregistration option would be required to apply it to all settlements made through the same electronic payment system.

Classification of financial assets

The amendment provides guidance on how an entity can evaluate whether the contractual cash flows of a financial asset are consistent with a basic loan agreement, for classification and measurement purposes.

The amendment also improves the description of the term “non-recourse”, meaning that a financial asset has “non-recourse” features if an entity’s ultimate right to receive cash flows is contractually limited to the cash flows generated by specific assets.

Disclosures

For investments in equity financial instruments designated at fair value through other comprehensive income, an entity is required to disclose the fair value gain or loss presented in other comprehensive income during the period, showing separately the fair value gain or loss that relates to investments derecognized in the period and the fair value gain or loss that relates to investments held at the end of the period.

Additional disclosures are required for financial assets and liabilities with contractual terms that reference a contingent event (including those that are linked to Environmental, Social and Governance factor (ESG)).

The amendments are effective for annual periods beginning on or after January 1, 2026. Early adoption is permitted.

The Bank is in the process of analyzing the impact of this new standard.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

- Accounting standards issued by CMF.

General Rule (NCG) No. 537 includes a formula and components for calculating the minimum payment amount on credit cards

On June 4, 2025, the CMF issued NCG No. 537, which aims to include a formula and the components for calculating the minimum payment amount on credit cards. This regulation amends Chapter 8-41 of the Updated Compilation of Regulations (RAN) and Circular No. 1 for Non-Banking Issuers.

According to the rule, the minimum payment will be determined as the sum of the Non-Financeable Amount (NFA) plus 5% of the Financeable Amount (FA). The NFA includes interest-free installments payable during the billing period, as well as interest, fees, and other charges such as taxes, additional charges, insurance premiums, among others. The FA mainly corresponds to the outstanding principal.

This regulation will be applied gradually starting 12 months after its publication.

The Bank is currently working on implementing this regulatory change.

4.	Changes in Accounting Policies

In conformity with the instructions of the Financial Market Commission, in January 2025, the Bank adopted the new standard allowance model for consumer loans, which resulted a higher charge to results of Ch$64,398 million before tax.

During the year ended December 31, 2025, there have been no other material changes in accounting policies affecting the presentation of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events:

(a)	On January 17, 2025, Banco de Chile reported that the Financial Market Commission informed the Bank that it resolved to maintain as a capital requirement for Pillar II risk, the charge already constituted of 0.13% of the risk-weighted assets net of required provisions, in accordance with article 66 quinquies of the General Banking Law.

(b)	On January 23, 2025, the subsidiary Banchile Corredores de Bolsa reported that the Board of Directors agreed to appoint Mr. José Antonio Díaz Orellana as General Manager of Banchile Corredores de Bolsa S.A., who until that date was the Interim General Manager.

(c)	On February 11, 2025, the Board of Directors of Banco de Chile agreed to summon an Ordinary Shareholders’ Meeting for March 27, 2025 in order to propose, among other matters, the following distribution of profits for the year ended December 31, 2024:

a)	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid-in capital and reserves according to the variation in the Consumer Price Index that occurred between November 2023 and November 2024, amounting to Ch$212,012,307,434 which will be added to retained earnings from previous periods.

b)	Distribute in the form of dividend the remaining profit, corresponding to a dividend of Ch$9.85357420889 to each of the 101,017,081,114 shares of the Bank.

Consequently, a distribution as dividend of 82.4% of the profits for the year ended December 31, 2024 is proposed.

(d)	On April 10, 2025, at a meeting of the Board of Directors of Banco de Chile, the directors agreed, subject to prior authorization from the Financial Market Commission, to absorb the subsidiary Socofin S.A., by acquiring the shares issued by it whose owner is Banchile Asesoría Financiera S.A. and, dissolve Socofin S.A. in accordance with the provisions of section 2 of article 103 of Law 18,046. Likewise, once the dissolution of the aforementioned company occurs, the Bank will be the legal successor of the entity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events, continued:

(e)	During the year 2025, Banco de Chile has reported as an essential event the following placements in the local market of senior, dematerialized and bearer bonds issued by Banco de Chile and registered with the Securities Registry of the Financial Market Commission:

Date	Registration number in the Securities Registry	Serie	Amount	Currency	Maturity date	Average rate
March 17, 2025	11/2022	FC	600,000	UF	01/01/2030	2.97%
March 20, 2025	11/2022	FC	300,000	UF	01/01/2030	2.97%
March 21, 2025	11/2022	FC	1,050,000	UF	01/01/2030	2.97%
April 1, 2025	11/2022	FC	800,000	UF	01/01/2030	2.96%
April 3, 2025	11/2022	FO	900,000	UF	01/01/2032	2.92%
April 15, 2025	11/2022	FH	850,000	UF	12/01/2030	2.84%
April 17, 2025	11/2022	GG	1,000,000	UF	05/01/2035	3.03%
April 17, 2025 (*)	20240002	HD	2,000,000	UF	10/01/2034	3.03%
May 7, 2025	11/2022	FH	300,000	UF	12/01/2030	2.92%
May 9, 2025	11/2022	GG	150,000	UF	05/01/2035	3.03%
May 9, 2025 (*)	20240002	HN	300,000	UF	12/01/2039	3.06%
May 30, 2025	11/2022	FA	590,000	UF	08/01/2028	2.77%
May 30, 2025	11/2022	FH	250,000	UF	12/01/2030	3.06%
June 2, 2025	11/2022	FH	350,000	UF	12/01/2030	3.06%
June 2, 2025	11/2022	FH	250,000	UF	12/01/2030	3.05%
June 3, 2025	11/2022	FH	226,000	UF	12/01/2030	3.04%
June 6, 2025	11/2022	FH	108,000	UF	12/01/2030	3.04%
June 10, 2025	11/2022	FH	666,000	UF	12/01/2030	3.04%
June 10, 2025	11/2022	FO	500,000	UF	01/01/2032	3.06%
July 3, 2025	11/2022	GG	610,000	UF	05/01/2035	3.15%
July 9, 2025	11/2015	CI	500,000	UF	02/01/2033	3.14%
July 10, 2025	11/2015	CG	1,250,000	UF	08/01/2032	3.14%
July 10 2025	11/2015	CH	400,000	UF	12/01/2032	3.14%
July 10, 2025	11/2015	CI	150,000	UF	02/01/2033	3.14%
July 15, 2025 (*)	20240002	HW	1,600,000	UF	06/01/2044	3.21%
July 17, 2025	11/2022	GB	225,000	UF	09/01/2034	3.18%
July 18, 2025	11/2022	GB	250,000	UF	09/01/2034	3.16%
July 21, 2025	11/2022	GB	150,000	UF	09/01/2034	3.13%
July 22, 2025	11/2022	GB	500,000	UF	09/01/2034	3.11%
July 22, 2025	11/2022	GG	150,000	UF	05/01/2035	3.11%
July 22, 2025 (*)	20240002	HW	450,000	UF	06/01/2044	3.19%
August 22, 2025	11/2022	GG	100,000	UF	05/01/2035	2.99%
August 27, 2025 (*)	20240002	HN	550,000	UF	12/01/2039	3.06%
September 4, 2025	11/2022	GG	400,000	UF	05/01/2035	3.01%
September 4, 2025 (*)	20240002	HW	200,000	UF	06/01/2044	3.12%
September 5, 2025	11/2022	GA	1,000,000	UF	05/01/2034	3.05%
September 5, 2025	11/2022	GD	4,000,000	UF	01/01/2035	3.09%
September 5, 2025 (*)	20240002	HI	5,000,000	UF	06/01/2037	3.13%
September 11, 2025	11/2022	GA	800,000	UF	05/01/2034	2.99%
September 15, 2025	11/2022	GA	50,000	UF	05/01/2034	2.99%
September 15, 2025 (*)	20240002	HW	550,000	UF	06/01/2044	3.12%
September 16, 2025 (*)	20240002	HN	1,000,000	UF	12/01/2039	3.03%
September 17, 2025	11/2022	FU	1,650,000	UF	11/01/2032	2.91%
September 17, 2025	11/2022	GA	550,000	UF	05/01/2034	2.99%
September 22, 2025	11/2022	FU	800,000	UF	11/01/2032	2.91%
September 22, 2025	11/2022	GA	150,000	UF	05/01/2034	2.98%
September 22, 2025 (*)	20240002	HH	2,100,000	UF	12/01/2036	3.08%
September 23, 2025 (*)	20240002	HH	1,600,000	UF	12/01/2036	3.07%
September 25, 2025	11/2022	FU	150,000	UF	11/01/2032	2.90%
October 28, 2025	11/2022	GA	650,000	UF	05/01/2034	2.99%
October 28, 2025 (*)	20240002	HW	150,000	UF	06/01/2044	3.03%
October 30, 2025 (*)	20240002	HW	300,000	UF	06/01/2044	3.02%
November 6, 2025	11/2022	FU	400,000	UF	11/01/2032	2.89%

(*)	The bonds have been registered under the Automatic Registration modality, with the registration number dated April 5, 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events, continued:

(f)	During the year 2025 Banco de Chile has reported as an essential fact the following placements in the foreign market, issued under its Medium-Term Notes Program (“MTN”):

Date	Amount	Currency	Maturity date	Average rate

June 17, 2025 (*)	100,000,000	CHF	07/15/2031	1.1875%
June 18, 2025	10,000,000,000	JPY	06/27/2030	1.635%
July 9, 2025	1,000,000,000	MXN	07/17/2030	TIIE (28 days) + 1.05%
October 22, 2025	70,000,000	AUD	10/30/2035	BBSW3M +1.28%
October 30, 2025	620,000,000	HKD	11/12/2032	3.735% (annual rate)

(*)	This placement will be listed on the Zurich Stock Exchange in Switzerland and is intended to finance or refinance social and environmental projects in accordance with Banco de Chile’s Sustainability Financing Framework.

(g)	On July 4, 2025, Banco de Chile announced that, by public deed dated June 23, 2025, granted by the Notary of Santiago, Mrs. María Pilar Gutiérrez Rivera, Banco de Chile acquired all the shares held by Banchile Asesoría Financiera S.A. in the company Socofin S.A., a subsidiary of Banco de Chile. In accordance with item 2 of Article 103 of Law No. 18,046 on Corporations, and after an uninterrupted period of more than 10 days, Socofin S.A. has been dissolved because 100% of its shares are held by Banco de Chile, which, beginning on July 4, 2025, becomes its legal successor and continuator.

(h)	On August 29, 2025, Banco de Chile announced that, together with Citigroup Inc., they have agreed to extend the term of the Cooperation Agreement, the Global Connectivity Agreement, and the Amended and Restated Trademark License Agreement, the first two originally executed on October 22, 2015, and the latter on November 29, 2019.

Pursuant to this extension, the term of these agreements will run from January 1, 2026, through January 1, 2028. The parties may agree, prior to August 31, 2027, to extend the term for an additional two years starting January 1, 2028. If such agreement is not reached, the contracts will be automatically extended one time only for a period of one year, from January 1, 2028, to January 1, 2029. The same renewal procedure may be used in the future as often as the parties agree.

Additionally, on this same date, Banco de Chile and Citigroup Inc. executed an Amended and Restated Master Services Agreement, agreeing that its term will be the same as that established in the Cooperation Agreement referred to in the previous paragraph.

The Board of Directors of Banco de Chile, in session No. BCH 3,037 held on August 28, 2025, approved the extension and execution of the previously mentioned agreements under the terms set forth in Articles 146 and following of the Chilean Corporations Law.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events, continued:

(i)	On September 11, 2025, Banco de Chile announced that its Board of Directors resolved to convene an Extraordinary Shareholders’ Meeting to be held on November 10, 2025, at 10:00 a.m., in the Bank’s Auditorium located at Huérfanos Street No. 930, Santiago, for the purpose of addressing the following matters:

1.	Approve amendments to the bank’s bylaws as detailed below:

a)	Amend Article Two to maintain the city of Santiago as the corporate domicile and remove the reference to the commune of Santiago.

b)	Amend Article Eight to reduce the number of directors from eleven to nine.

c)	Amend Article Nine to adjust the minimum quorum required to hold board meetings from six to five regular or alternate directors.

d)	Amend Article Ten regarding the convening of extraordinary board meetings.

e)	Replace Article Nineteen to incorporate as a permanent provision in the bylaws the possibility of participating and/or voting in shareholders’ meetings through systems and procedures approved by the board, including technological means, without prejudice to holding meetings with in-person attendance.

f)	Amend Article Twenty-Three to update its wording regarding the availability of the Annual Report for shareholders and the public.

g)	Amend Articles Thirteen, Sixteen, and Twenty-Four to replace references to the Superintendency and the Superintendent of Banks and Financial Institutions with the Financial Market Commission.

h)	Eliminate the Third Transitional Article.

i)	Remove the Second and Fourth Transitional Articles.

j)	Incorporate a new Second Transitional Article providing that, at the next ordinary shareholders’ meeting held after the registration and publication of the certificate issued by the Financial Market Commission regarding the bylaws amendment, nine regular directors shall be elected in accordance with the amendment to Article Eight, and that from such date Article Nine will be applicable as approved by the extraordinary shareholders’ meeting.

2.	Approve a new consolidated text of the bank’s bylaws.

3.	Adopt any other resolutions necessary to implement the bylaws amendment and grant the powers required to execute the resolutions adopted on the matters indicated above.

Additional information regarding the board’s resolutions and the proposals to be submitted to the shareholders’ meeting on the matters described in items 1 and 2 above is available on the Bank’s website at www.bancochile.cl.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events, continued:

(j)	On November 10, 2025, Banco de Chile reported that at the Extraordinary Shareholders’ Meeting held on the same day, the following was agreed:

1.	Approved the following modifications into the bylaws;

a)	Amend Article Two to maintain the city of Santiago as the corporate domicile, removing the current reference to the commune of Santiago.

b)	Amend Article Eight to reduce the number of Directors from eleven to nine, while maintaining two alternate directors.

c)	Amend Article Nine to adjust the minimum quorum required to constitute Board meetings, reducing it from 6 to 5 regular or alternate directors.

d)	Amend Article Ten with respect to the notice requirements for calling extraordinary Board meetings.

e)	Amend Article Nineteen to incorporate, as a permanent provision in the Bylaws, the possibility of participating and/or voting in Shareholders’ Meetings through systems and procedures approved by the Board of Directors, including technological means.

f)	Amend Article Twenty-Three to update its wording regarding the availability of the Annual Report for shareholders and the general public.

g)	Amend Articles Thirteen, Sixteen, and Twenty-Four to replace references to the Superintendency of Banks and Financial Institutions and the Superintendent of Banks and Financial Institutions with the Financial Market Commission.

h)	Delete the Third Transitory Article.

i)	Eliminate the Second and Fourth Transitory Articles.

j)	Incorporate a new Second Transitory Article establishing that, at the next Ordinary Shareholders’ Meeting held after the registration and publication of the certificate issued by the Financial Market Commission regarding the amendment to the Bylaws, nine Regular Directors shall be elected in accordance with the amendment to Article Eight, and that from that date onward, Article Nine of the bylaws shall apply according to the text approved by the Extraordinary Shareholders’ Meeting.

2.	Approve a new consolidated text of the Bank’s Bylaws.

3.	Grant the necessary powers to implement the amendment to the Bylaws and to carry out the resolutions adopted regarding the aforementioned matters.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events, continued:

(k)	On November 27, 2025 Banco de Chile informed the CMF that it has become aware of the approval of the general policy for the election of directors in subsidiaries by LQ Inversiones Financieras S.A.

The aforementioned policy is available on the website of LQ Inversiones Financieras S.A. www.lqif.cl.

(l)	On November 27, 2025 the subsidiary Banchile Corredores de Bolsa S.A. informed that the board of directors of Banco de Chile approved the policy for the election of directors in subsidiaries, which applies to Banchile CB in its capacity as a subsidiary supervised by the Financial Market Commission.

The aforementioned policy was made known to Banchile CB and is available on Banco de Chile’s website (www.bancochile.cl), in the ‘Our Bank’ section.

(m)	On November 27, 2025 the subsidiary Banchile Administradora General de Fondos S.A. informed that the board of directors of Banco de Chile approved the policy for the election of directors in subsidiaries, which applies to Banchile AGF in its capacity as a subsidiary supervised by the Financial Market Commission.

The aforementioned policy was made known to Banchile AGF and is available on Banco de Chile’s website (www.bancochile.cl), in the ‘Our Bank’ section.

6.	Business Segments:

For management purposes, the Bank is organized into four segments, which are defined based on the types of products and services offered, and the type of client in which focuses as described below:

Retail Banking:

This segment focuses on individuals and small and medium-sized companies (SMEs) with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and residential mortgage loans.

Wholesale Banking:

This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury:

This segment includes the associated revenues to the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general, among others.

Subsidiaries:

Corresponds to the businesses generated by the companies controlled by the Bank, which carry out activities complementary to the bank business. The companies that comprise this segment are:

- Banchile Administradora General de Fondos S.A.

- Banchile Asesoría Financiera S.A.

- Banchile Corredores de Seguros Ltda.

- Banchile Corredores de Bolsa S.A.

- Operadora de Tarjetas Banchile Pagos S.A.

- Socofin S.A. (*)

(*)	See Note 5 letter (d) and (g) on Relevant Events.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments, continued:

The financial information used to measure the performance of the Bank’s business segments is not comparable with similar information from other financial institutions because each institution relies on its own definitions. The accounting policies applied to the segments is the same as those described in the summary of accounting principles. The Bank obtains the majority of the results from: interest, indexation and commissions and financial operations and changes, discounting provisions for credit risk and operating expenses. Management is mainly based on these concepts to evaluate the performance of the segments and make decisions about the goals and allocations of resources of each unit. Although the results of the segments reconcile with those of the Bank at the total level, this is not necessarily the case in terms of the different concepts, given that management is measured and controlled individually and not on a consolidated basis, applying the following criteria:

●	The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to the term and currency of each operation. Additionally, the net margin includes the result of interest and indexation from the accounting hedges.

●	Provisions for credit risk are determined at the customer and counterparty level based on the characteristics of each of their operations. Additional allowances are assigned to the different business segments based on the credit risk weighted assets of each segment.

●	The capital and its financial impacts on outcome have been assigned to each segment based on the risk-weighted assets.

●	Operational expenses are reflected at the level of the different functional areas of the Bank. The allocation of expenses from functional areas to business segments is done using different allocation criteria, at the level of the different concepts and expense items.

Taxes are managed at a corporate level and are not allocated to business segments.

For the years ended December 31, 2025 and 2024 there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank’s total revenues.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments, continued:

The following table presents the income by segment for the years ended December 31, 2025 and 2024 for each of the segments defined above:

	Retail Banking		Wholesale Banking		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income and UF indexation	1,485,820	1,503,824	674,144	744,346	(107,552)	(105,115)	(2,054)	(3,759)	2,050,358	2,139,296	1,526	1,555	2,051,884	2,140,851
Net fee and commission income	362,587	323,785	93,767	90,343	3,399	4,376	197,034	190,192	656,787	608,696	(19,528)	(36,813)	637,259	571,883
Profit (loss) of financial operations	370	434	17,065	15,685	79,804	69,111	24,922	26,915	122,161	112,145	(1,526)	(1,555)	120,635	110,590
Foreign currency changes, indexation and accounting hedge	5,741	15,451	32,990	31,725	91,476	91,478	25,489	25,943	155,696	164,597	—	—	155,696	164,597
Other income	40,666	41,640	15,608	10,338	—	—	6,714	3,408	62,988	55,386	(14,876)	(10,074)	48,112	45,312
Results from investments in other companies	9,505	9,291	2,329	6,385	158	980	465	396	12,457	17,052	—	—	12,457	17,052
Total operating income	1,904,689	1,894,425	835,903	898,822	67,285	60,830	252,570	243,095	3,060,447	3,097,172	(34,404)	(46,887)	3,026,043	3,050,285
Personnel expenses	(377,347)	(378,596)	(113,707)	(113,623)	(3,945)	(3,951)	(75,377)	(86,397)	(570,376)	(582,567)	21	20	(570,355)	(582,547)
Administrative expenses	(331,250)	(336,550)	(78,690)	(75,958)	(2,366)	(1,938)	(50,681)	(48,178)	(462,987)	(462,624)	33,354	45,928	(429,633)	(416,696)
Depreciation and amortization	(80,696)	(78,846)	(7,103)	(7,791)	(542)	(575)	(6,769)	(7,389)	(95,110)	(94,601)	—	—	(95,110)	(94,601)
Impairment of non-financial assets	(335)	(1,147)	(10)	—	—	—	(1,537)	(1,704)	(1,882)	(2,851)	—	—	(1,882)	(2,851)
Other operating expenses	(25,590)	(25,448)	(7,024)	(10,058)	(32)	(52)	(2,341)	(1,420)	(34,987)	(36,978)	1,029	939	(33,958)	(36,039)
Total operating expenses	(815,218)	(820,587)	(206,534)	(207,430)	(6,885)	(6,516)	(136,705)	(145,088)	(1,165,342)	(1,179,621)	34,404	46,887	(1,130,938)	(1,132,734)
Expenses for credit losses	(378,738)	(364,712)	1,228	(26,033)	(4,412)	(1,009)	—	—	(381,922)	(391,754)	—	—	(381,922)	(391,754)
Net operating income	710,733	709,126	630,597	665,359	55,988	53,305	115,865	98,007	1,513,183	1,525,797	—	—	1,513,183	1,525,797
Income taxes													(320,921)	(318,405)
Net income after taxes													1,192,262	1,207,392

For comparative purposes, the amounts for the year 2024 include certain minor reclassifications in some items.

The following table presents assets and liabilities as of December 31, 2025 and 2024 by each segment defined above:

	Retail Banking		Wholesale Banking		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	25,819,643	24,832,432	12,536,827	13,259,610	14,154,573	12,589,488	1,285,572	924,392	53,796,615	51,605,922	(261,464)	(227,179)	53,535,151	51,378,743
Current and deferred taxes													565,752	716,698
Total assets													54,100,903	52,095,441

Liabilities	17,893,540	18,015,015	10,543,300	10,790,972	19,062,619	17,198,350	1,028,142	694,984	48,527,601	46,699,321	(261,464)	(227,179)	48,266,137	46,472,142
Current and deferred taxes													35,231	298
Total liabilities													48,301,368	46,472,440

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

7.	Cash and Cash Equivalents:

The detail of the balances included in cash and cash equivalents is as follows:

	2025	2024
	MCh$	MCh$
Cash and deposits in banks:
Cash	900,264	879,130
Deposit in Chilean Central Bank (*)	1,347,525	1,036,476
Deposit in foreign Central Banks	—	—
Deposits in domestic banks	8,862	12,767
Deposits in abroad banks	334,335	770,703
Subtotal – Cash and deposits in banks	2,590,986	2,699,076

Net transactions in the course of settlement (**)	(149,753)	88,851
Cash equivalents (***)	2,880,913	1,701,659
Total cash and cash equivalents	5,322,146	4,489,586

The detail of the balances included under net ongoing clearance operations is as follows:

	2025	2024
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	115,967	109,635
Funds receivable	298,452	262,821
Subtotal - assets	414,419	372,456

Liabilities
Funds payable	(564,172)	(283,605)
Subtotal - liabilities	(564,172)	(283,605)
Net transactions in the course of settlement	(149,753)	88,851

(*)	The level of funds in cash and in the Central Bank of Chile responds to regulations on reserve requirements that the bank must maintain on average in monthly periods.
(**)	Trading operations pending settlement correspond to transactions in which only the settlement remains that will increase or decrease the funds in the Central Bank of Chile or in banks in foreign countries, normally within a period ranging between 12 or 24 business hours.
(***)	Refers to financial instruments that meet the criteria to be considered as “cash equivalents” as defined by IAS 7, i.e., to qualify as “cash equivalents” investments in debt financial instruments must be: short-term with an original maturity of 90 days or less from the date of acquisition, highly liquid, readily convertible to known amounts of cash from the date of initial investment, and that the financial instruments are exposed to an insignificant risk of changes in their value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss:

The item detail is as follows:

	2025	2024
	MCh$	MCh$

Financial derivative instruments	1,869,467	2,303,353
Debt Financial Instruments	3,121,702	1,714,381
Others	402,259	411,689
Total	5,393,428	4,429,423

(a)	The Bank as of December 31, 2025 and 2024, maintains the following asset portfolio of derivative instruments:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total		Fair Value Assets
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Currency forward	—	—	6,451,389	3,289,559	3,453,741	1,712,274	3,453,928	2,589,278	658,475	916,016	3,028	26,575	—	4,442	14,020,561	8,538,144	377,810	227,670
Interest rate swap	—	—	384,202	376,933	2,758,114	2,249,606	7,746,942	5,133,205	7,089,417	7,253,517	4,497,481	4,172,518	4,088,342	4,250,312	26,564,498	23,436,091	451,124	732,395
Interest rate and cross currency swap	—	—	227,581	107,571	556,735	249,871	1,527,659	2,198,760	2,396,969	2,164,528	2,170,585	1,449,064	2,529,413	2,686,049	9,408,942	8,855,843	1,037,686	1,338,086
Call currency options	—	—	5,591	11,551	28,062	42,692	57,525	57,908	—	11,340	—	—	—	—	91,178	123,491	332	4,949
Put currency options	—	—	14,679	10,208	18,722	16,989	29,583	23,301	—	—	—	—	—	—	62,984	50,498	2,515	253
Total	—	—	7,083,442	3,795,822	6,815,374	4,271,432	12,815,637	10,002,452	10,144,861	10,345,401	6,671,094	5,648,157	6,617,755	6,940,803	50,148,163	41,004,067	1,869,467	2,303,353

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss, continued:

b)	The detail of the Debt Financial Instruments is the following:

	2025	2024
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	2,388,127	1,217,317
Bonds and Promissory notes from the General Treasury of the Republic	410,202	278,140
Other fiscal debt financial instruments	—	—

Other Instruments Issued in Chile
Debt financial instruments from other domestic banks	277,354	217,948
Bonds and trade effects from domestic companies	—	—
Other debt financial instruments issued in the country	—	—

Instruments Issued Abroad
Financial instruments from foreign governments or Central Banks	—	—
Financial debt instruments from foreign goverments and fiscal entities	46,019	976
Debt financial instruments from other foreign banks	—	—
Bonds and trade effects from foreign companies	—	—
Total	3,121,702	1,714,381

Securities of the Chilean Government and Central Bank of Chile includes instruments sold under repurchase agreements to customers and financial institutions of Ch$62,046 million as of December 31, 2025 (Ch$10,038 million as of December 31, 2024). The repurchase agreements have an average maturity of 2 days as of December 31, 2025 (2 days in December 2024).

Other financial debt securities issued in Chile include instruments sold under repurchase agreements to customers and financial institutions of Ch$151,169 million as of December 31, 2025 (Ch$89,223 million in December 2024). The repurchase agreements have an average maturity of 4 days at the end of the year 2025 (7 days in December 2024).

Additionally, the Bank has investments in own-issued letters of credit for an amount equivalent to Ch$474 million as of December 31, 2025 (Ch$998 million in December 2024), which are presented as a reduction of the liability item “Debt Financial Instruments Issued”.

c)	The detail of other financial instruments is as follows:

	2025	2024
	MCh$	MCh$
Mutual fund investments
Funds managed by related companies	400,222	408,121
Funds managed by third-party	—	—

Equity instruments
Domestic equity instruments	619	1,039
Foreign equity instruments	—	—

Loans originated and acquired by the entity	—	—

Others	1,418	2,529
Total	402,259	411,689

9.	Non-trading Financial Assets mandatorily measured at Fair Value through Profit or Loss:

As of December 31, 2025 and 2024, the Bank does not hold any non-trading financial assets mandatorily measured at fair value through profit or loss.

10.	Financial Assets and Liabilities designated as at Fair Value through Profit or Loss:

As of December 31, 2025 and 2024, the Bank does not hold financial assets and liabilities designated as at fair value through profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial Assets at Fair Value through Other Comprehensive Income:

The item detail is as follows:

	2025	2024
	MCh$	MCh$

Debt Financial Instruments	3,548,971	2,088,345
Others	—	—
Total	3,548,971	2,088,345

(a)	As of December 31, 2025 and 2024, the detail of debt financial instruments is as follows:

	2025	2024
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	—	—
Bonds and Promissory notes from the General Treasury of the Republic	1,174,234	660,321
Other fiscal debt financial instruments	72	456

Other Instruments Issued in Chile
Debt financial instruments from other domestic banks	2,234,247	1,321,030
Bonds and trade effects from domestic companies	104,679	54,600
Other debt financial instruments issued in the country	—	—

Instruments Issued Abroad
Financial instruments from foreign Central Banks	—	—
Financial instruments from foreign governments and fiscal entities	35,739	48,883
Debt financial instruments from other foreign banks	—	—
Bonds and trade effects from foreign companies	—	3,055
Other debt financial instruments issued abroad	—	—
Total	3,548,971	2,088,345

Instruments issued by the Chilean Government and Central Bank of Chile include instruments sold under repurchase agreements to clients and financial institutions for an amount of Ch$43,599 million in December 2025 (Ch$10,001 million in December 2024). The repurchase agreements have an average maturity of 5 days in December 2025 (2 days in December 2024).

Under the same item, instruments that guarantee margins for cleared derivatives transactions are classified through Comder Contraparte Central S.A. for an amount of Ch$20,714 million as of December 31, 2025 (Ch$22,719 million as of December 31, 2024).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial Assets at Fair Value through Other Comprehensive Income, continued:

As of December 31, 2025 the accumulated credit impairment for debt instruments at fair value through other comprehensive income amounted to Ch$6,979 million (Ch$4,226 million as of December 31, 2024).

(b)	The analysis of changes in fair value and expected losses from debt instruments measured at fair value is detailed as follows:

	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total
	Fair value	Impairment	Fair value	Impairment	Fair value	Impairment	Fair value	Impairment
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2024	3,786,525	5,500	—	—	—	—	3,786,525	5,500
Net change in balance	(1,694,790)	(1,274)	—	—	—	—	(1,694,790)	(1,274)
Change in fair value	(3,390)	—	—	—	—	—	(3,390)	—
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact due to transfer between Stages	—	—	—	—	—	—	—	—
Balance as of December 31, 2024	2,088,345	4,226	—	—	—	—	2,088,345	4,226

Balance as of January 1, 2025	2,088,345	4,226	—	—	—	—	2,088,345	4,226
Net change in balance	1,454,573	2,753	—	—	—	—	1,454,573	2,753
Change in fair value	6,053	—	—	—	—	—	6,053	—
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact due to transfer between stages	—	—	—	—	—	—	—	—
Balance as of December 31, 2025	3,548,971	6,979	—	—	—	—	3,548,971	6,979

(c)	Realized and unrealized gains and losses:

As of December 31, 2025, the portfolio of debt financial instruments includes an accumulated unrealized gain of Ch$13,284 million (unrealized gain of Ch$4,478 million as of December 31, 2024), recorded as an equity valuation adjustment.

Gross realized gains and losses on the sale of debt financial instruments, as of December 31, 2025 and 2024 are reported under “Net Financial Result” (See Note 33).

The changes in realized gains and losses at the end of both years are detailed as follows:

	2025	2024
	MCh$	MCh$

Unrealized gains (losses)	23,681	3,386
Realized losses (gains) reclassified to income	(14,875)	(8,050)
Subtotal	8,806	(4,664)
Income tax on other comprehensive income	(936)	(710)
Net effect on equity	7,870	(5,374)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Derivatives Hedge Accounting:

(a.1) As of December 31, 2025 and 2024, the Bank has the following asset portfolio of financial derivative instruments for accounting hedging purposes:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total		Fair value Assets
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivatives held for fair value hedges	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Cash flow hedge derivatives
Interest rate swap and cross currency swap	—	—	—	—	—	—	—	131,987	215,715	274,935	—	122,041	107,073	306,460	322,788	835,423	29,714	73,959
Total	—	—	—	—	—	—	—	131,987	215,715	274,935	—	122,041	107,073	306,460	322,788	835,423	29,714	73,959

(a.2) As of December 31, 2025 and 2024, the Bank has the following debt portfolio of financial derivative instruments for accounting hedging purposes:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total		Fair value Liabilities
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivatives held for fair value hedges	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Cash flow hedge derivatives
Interest rate swap and cross currency swap	—	—	—	—	—	—	—	134,806	230,019	34,060	254,545	132,265	1,350,496	875,618	1,835,060	1,176,749	297,817	141,040
Total	—	—	—	—	—	—	—	134,806	230,019	34,060	254,545	132,265	1,350,496	875,618	1,835,060	1,176,749	297,817	141,040

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Derivatives Hedge Accounting, continued:

(b)	Fair value Hedges:

As of December 31, 2025 and 2024, no fair value hedges are held.

(c)	Cash flow Hedges:

(c.1)	The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of foreign banks obligations and bonds issued abroad in US Dollars, Hong Kong dollars, Swiss Franc, Japanese Yens, Peruvian Sol, Australian Dollars, Euros, Norwegian kroner and Mexican peso. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts are used to hedge the risk from variability of the Unidad de Fomento (“CLF”) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment impact the item “Interest Revenue” of the Statement of Income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Derivatives Hedge Accounting, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 years and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge element
Outflows:
Corporate Bond	—	—	(1,017)	(472)	(9,291)	(7,576)	(52,425)	(213,764)	(572,565)	(444,033)	(297,431)	(357,141)	(1,437,654)	(1,297,164)	(2,370,383)	(2,320,150)
Obligation USD	—	—	—	—	—	—	—	(104,466)	—	—	—	—	—	—	—	(104,466)

Hedge instrument
Inflows:
Cross Currency Swap	—	—	1,017	472	9,291	7,576	52,425	318,230	572,565	444,033	297,431	357,141	1,437,654	1,297,164	2,370,383	2,424,616
Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(c.3)	Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 years and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Inflows:
Cash flows in CLF	—	—	2,270	1,588	2,881	2,804	41,030	306,543	527,973	377,477	320,395	304,794	1,549,936	1,280,412	2,444,485	2,273,618

Hedge instrument
Outflows:
Cross Currency Swap	—	—	(2,270)	(1,588)	(2,881)	(2,804)	(41,030)	(306,543)	(527,973)	(377,477)	(320,395)	(304,794)	(1,549,936)	(1,280,412)	(2,444,485)	(2,273,618)
Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Derivatives Hedge Accounting, continued:

(c)	Cash flow Hedges, continued:

With respect to UF assets hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the relationship hedging.

(c.4)	The unrealized results generated during the year 2025 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy, have been recorded with charge to equity amounting to Ch$28,341 million (charge to equity of Ch$21,798 million in December 2024). The net effect of taxes charge to equity amounts to Ch$20,689 million (charge to equity of Ch$15,913 million during the year 2024).

The accumulated balance for this concept as of December 31, 2025 corresponds to a charge in equity amounted to Ch$40,738 million (charge to equity of Ch$12,397 million as of December 2024).

(c.5)	The effect of the cash flow hedging derivatives that offset the result of the hedged instruments corresponds to a charge to income of Ch$169,951 million during the year 2025 (credit to results for Ch$100,566 million during December 2024).

(c.6)	As of December 31, 2025 and 2024, there is not any inefficiency in the cash flow hedge, because both, hedged item and hedge instruments, are mirrors of each other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.7)	As of December 31, 2025 and 2024, the Bank had no hedges of net investments in foreign businesses.

13.	Financial assets at amortized cost:

The item detail is as follows:

	2025	2024
	MCh$	MCh$

Rights under repurchase agreements	100,643	87,291
Debt financial instruments	460,937	944,074
Loans to Banks	399,123	666,815
Loans to customers:
Commercial loans	19,509,355	20,105,228
Residential mortgage loans	13,916,618	13,218,586
Consumer loans	5,765,997	5,551,306
Allowances established for credit risk (*)
Commercial loans allowances	(371,895)	(380,295)
Mortgage loans allowances	(42,111)	(38,400)
Consumer loans allowances	(422,965)	(367,389)
Total	39,315,702	39,787,216

(*)	In addition to these allowances for credit losses, country risk allowances are to cover foreign operations and additional allowances agreed by the Board of Directors are maintained, which are presented in liabilities under the line item Special allowances for credit losses (See Note 26).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(a)	Rights under repurchase agreements:

The Bank provides financing to its customers through resale agreements and securities lending, in which the financial instrument serves as collateral. As of December 31, 2025 and 2024, the detail is as follows:

	2025	2024
	MCh$	MCh$
Transaction with domestic banks	—	—

Transaction with foreign banks	—	—

Transaction with other domestic entities
Resale agreements	100,643	87,291
Rights by securities lending	—	—

Transaction with other foreign entities	—	—

Accumulated Impairment Value of Financial Assets at Amortized Cost Rights under repurchase agreements	—	—
Total	100,643	87,291

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of December 31, 2025, the fair value of the instruments received amounts to Ch$107,060 million (Ch$87,157 million in December 2024).

(b)	Debt financial instruments:

At the end of each year, the balances presented under this item are as follows:

	2025	2024
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	—	—
Bonds and promissory notes from the General Treasury of the Republic	460,956	944,109
Other fiscal debt financial instruments	—	—

Other Financial Instruments issued in Chile	—	—

Financial Instruments issued Abroad	—	—

Accumulated Impairment Value of Financial Assets at Amortized Cost Debt Financial Instruments
Financial assets with no significant increase in credit risk since initial recognition (stage 1)	(19)	(35)
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (stage 2)	—	—
Financial assets with credit impairment (stage 3)	—	—
Total	460,937	944,074

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(c)	Loans to Banks: At the end of each year, the balances presented under this item are as follows:

	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-performing Portfolio		Normal Portfolio	Substandard Portfolio	Non-performing Portfolio		Net
	Individual	Individual	Individual		Individual	Individual	Individual		Financial
As of December 31, 2025	Evaluation	Evaluation	Evaluation	Total	Evaluation	Evaluation	Evaluation	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Domestic Banks
Interbank loans for liquidity	—	—	—	—	—	—	—	—	—
Interbank loans commercial	—	—	—	—	—	—	—	—	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	—	—	—	—	—	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	—	—	—	—	—	—	—	—	—
Non-transferable deposits in domestic banks	—	—	—	—	—	—	—	—	—
Other debts with domestic banks	—	—	—	—	—	—	—	—	—
Foreign Banks
Interbank loans for liquidity	—	—	—	—	—	—	—	—	—
Interbank loans commercial	204,397	—	—	204,397	(447)	—	—	(447)	203,950
Current accounts overdrafts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	195,395	—	—	195,395	(222)	—	—	(222)	195,173
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	—	—	—	—	—	—	—	—	—
Current account deposits with foreign banks for derivatives transactions	—	—	—	—	—	—	—	—	—
Other non-transferable deposits with foreign banks	—	—	—	—	—	—	—	—	—
Other debts with foreign banks	—	—	—	—	—	—	—	—	—
Subtotal Domestic Bank and Foreign	399,792	—	—	399,792	(669)	—	—	(669)	399,123
Central Bank of Chile
Current account deposits for derivative transactions with a central counterparty	—	—	—	—	—	—	—	—	—
Other deposits not available	—	—	—		—	—	—	—
Other receivables	—	—	—	—	—	—	—	—	—
Foreign Central Banks
Current account deposits for derivatives transactions	—	—	—	—	—	—	—	—	—
Other foreign deposits not available	—	—	—	—	—	—	—	—	—
Other foreign receivables	—	—	—	—	—	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	—	—	—	—	—	—	—	—	—
Total	399,792	—	—	399,792	(669)	—	—	(669)	399,123

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(c)	Loans to Banks, continued:

	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-performing Portfolio		Normal Portfolio	Substandard Portfolio	Non-performing Portfolio		Net
	Individual	Individual	Individual		Individual	Individual	Individual		Financial
As of December 31, 2025	Evaluation	Evaluation	Evaluation	Total	Evaluation	Evaluation	Evaluation	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Domestic Banks
Interbank loans for liquidity	300,042	—	—	300,042	(154)	—	—	(154)	299,888
Interbank loans commercial	—	—	—	—	—	—	—	—	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	—	—	—	—	—	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	—	—	—	—	—	—	—	—	—
Non-transferable deposits in domestic banks	—	—	—	—	—	—	—	—	—
Other debts with domestic banks	—	—	—	—	—	—	—	—	—
Foreign Banks
Interbank loans for liquidity	—	—	—	—	—	—	—	—	—
Interbank loans commercial	269,191	—	—	269,191	(589)	—	—	(589)	268,602
Current accounts overdrafts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	98,470	—	—	98,470	(145)	—	—	(145)	98,325
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	—	—	—	—	—	—	—	—	—
Current account deposits with foreign banks for derivatives transactions	—	—	—	—	—	—	—	—	—
Other non-transferable deposits with foreign banks	—	—	—	—	—	—	—	—	—
Other debts with foreign banks	—	—	—	—	—	—	—	—	—
Subtotal Domestic Bank and Foreign	667,703	—	—	667,703	(888)	—	—	(888)	666,815
Central Bank of Chile
Current account deposits for derivative transactions with a central counterparty	—	—	—	—	—	—	—	—	—
Other deposits not available	—	—	—	—	—	—	—	—	—
Other receivables	—	—	—	—	—	—	—	—	—
Foreign Central Banks
Current account deposits foreign for derivatives transactions	—	—	—	—	—	—	—	—	—
Other foreign deposits not available	—	—	—	—	—	—	—	—	—
Other foreign receivables	—	—	—	—	—	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	—	—	—	—	—	—	—	—	—
Total	667,703	—	—	667,703	(888)	—	—	(888)	666,815

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(d)	Loans to customers: at the end of each year, the balances presented under this line item are detailed as follows:

	Assets before allowances						Allowances established
	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio			Normal Portfolio		Substandard Portfolio	Non-performing Portfolio			Deductible guarantees
Loans to Customers as of	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation		Sub	Fogape		Net Financial
December 31, 2025	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	Covid-19	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,420,557	3,864,529	175,300	214,874	354,171	15,029,431	(86,198)	(27,878)	(2,224)	(63,700)	(74,211)	(254,211)	(1,337)	(255,548)	14,773,883
Chilean exports foreign trade loans	614,551	2,558	12,342	13,881	133	643,465	(17,574)	(57)	(3,000)	(3,537)	(76)	(24,244)	—	(24,244)	619,221
Accrediting foreign trade loans negotiated in terms of Chilean imports	273	—	—	—	—	273	(24)	—	—	—	—	(24)	—	(24)	249
Chilean imports foreign trade loans	469,042	43,692	6,600	4,143	2,213	525,690	(18,896)	(1,228)	(625)	(2,786)	(1,250)	(24,785)	—	(24,785)	500,905
Foreign trade credits for operations with to third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current account debtors	83,206	89,653	5,408	2,654	2,413	183,334	(3,003)	(2,144)	(526)	(1,657)	(1,134)	(8,464)	—	(8,464)	174,870
Credit card debtors	28,769	91,388	1,106	1,380	12,175	134,818	(1,194)	(3,098)	(144)	(963)	(6,649)	(12,048)	—	(12,048)	122,770
Factoring transactions	794,379	35,559	3,901	118	11	833,968	(13,041)	(840)	(315)	(90)	(4)	(14,290)	—	(14,290)	819,678
Commercial lease transactions (1)	1,714,548	296,688	28,165	42,154	14,238	2,095,793	(3,718)	(1,759)	(118)	(15,409)	(2,733)	(23,737)	(135)	(23,872)	2,071,921
Student loans	—	44,179	—	—	3,088	47,267	—	(2,044)	—	—	(2,152)	(4,196)	—	(4,196)	43,071
Other loans and accounts receivable	8,407	728	126	4,907	1,148	15,316	(250)	(1)	(15)	(3,770)	(388)	(4,424)	—	(4,424)	10,892
Subtotal	14,133,732	4,468,974	232,948	284,111	389,590	19,509,355	(143,898)	(39,049)	(6,967)	(91,912)	(88,597)	(370,423)	(1,472)	(371,895)	19,137,460
Residential mortgage loans
Mortgage loans secured by housing letters of credit	—	694	—	—	112	806	—	(2)	—	—	(6)	(8)	—	(8)	798
Endorsable mortgage mutual loans	—	8,318	—	—	286	8,604	—	(7)	—	—	(23)	(30)	—	(30)	8,574
Loans with mutual funds financed by mortgage bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other mutual loans for housing	—	13,351,528	—	—	394,437	13,745,965	—	(15,922)	—	—	(24,931)	(40,853)	—	(40,853)	13,705,112
Lease transactions for housing (1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other loans and accounts receivable	—	149,607	—	—	11,636	161,243	—	(199)	—	—	(1,021)	(1,220)	—	(1,220)	160,023
Subtotal	—	13,510,147	—	—	406,471	13,916,618	—	(16,130)	—	—	(25,981)	(42,111)	—	(42,111)	13,874,507
Consumer loans
Consumer loans in installments	—	3,135,509	—	—	240,022	3,375,531	—	(147,737)	—	—	(130,692)	(278,429)	—	(278,429)	3,097,102
Current account debtors	—	277,151	—	—	15,646	292,797	—	(17,142)	—	—	(8,999)	(26,141)	—	(26,141)	266,656
Credit card debtors	—	2,056,286	—	—	38,747	2,095,033	—	(95,237)	—	—	(22,337)	(117,574)	—	(117,574)	1,977,459
Consumer lease transactions (1)	—	1,142	—	—	57	1,199	—	(19)	—	—	(19)	(38)	—	(38)	1,161
Other loans and accounts receivable	—	44	—	—	1,393	1,437	—	(11)	—	—	(772)	(783)	—	(783)	654
Subtotal	—	5,470,132	—	—	295,865	5,765,997	—	(260,146)	—	—	(162,819)	(422,965)	—	(422,965)	5,343,032
Total	14,133,732	23,449,253	232,948	284,111	1,091,926	39,191,970	(143,898)	(315,325)	(6,967)	(91,912)	(277,397)	(835,499)	(1,472)	(836,971)	38,354,999

(1)	In this item, the Bank finances for its customers the acquisition of movable and immovable property through financial lease contracts. As of December 31, 2025, Ch$1,032,905 million correspond to finance leases on real estate assets and Ch$1,064,087 million correspond to finance leases on movable property.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(d)	Loans to Customers, continued:

	Assets before allowances						Allowances established
	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio			Normal Portfolio		Substandard Portfolio	Non-performing Portfolio			Deductible guarantees
Loans to Customers as of	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation		Sub	Fogape		Net Financial
December 31, 2025	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	Covid-19	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,512,364	3,835,557	194,728	219,467	350,892	15,113,008	(96,621)	(25,815)	(2,150)	(62,373)	(75,510)	(262,469)	(2,764)	(265,233)	14,847,775
Chilean exports foreign trade loans	1,428,828	3,006	7,008	10,473	395	1,449,710	(21,952)	(79)	(443)	(1,783)	(208)	(24,465)	—	(24,465)	1,425,245
Accrediting foreign trade loans negotiated in terms of Chilean imports	162	—	—	—	—	162	(15)	—	—	—	—	(15)	—	(15)	147
Chilean imports foreign trade loans	503,824	46,538	5,694	3,203	3,038	562,297	(21,019)	(1,255)	(799)	(2,064)	(1,722)	(26,859)	—	(26,859)	535,438
Foreign trade credits for operations with to third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current account debtors	97,422	87,836	5,269	4,051	2,241	196,819	(2,672)	(2,102)	(497)	(2,102)	(1,062)	(8,435)	—	(8,435)	188,384
Credit card debtors	25,500	84,721	1,120	1,441	10,968	123,750	(1,061)	(2,910)	(157)	(917)	(5,999)	(11,044)	—	(11,044)	112,706
Factoring transactions	555,766	36,830	4,114	27	175	596,912	(10,887)	(787)	(292)	(25)	(63)	(12,054)	—	(12,054)	584,858
Commercial lease transactions (1)	1,614,628	296,248	28,243	37,964	13,941	1,991,024	(3,808)	(2,086)	(99)	(10,831)	(2,967)	(19,791)	(397)	(20,188)	1,970,836
Student loans	—	48,804	—	—	3,476	52,280	—	(2,148)	—	—	(2,417)	(4,565)	—	(4,565)	47,715
Other loans and accounts receivable	8,764	965	121	8,141	1,275	19,266	(300)	(18)	(11)	(6,620)	(488)	(7,437)	—	(7,437)	11,829
Subtotal	14,747,258	4,440,505	246,297	284,767	386,401	20,105,228	(158,335)	(37,200)	(4,448)	(86,715)	(90,436)	(377,134)	(3,161)	(380,295)	19,724,933
Residential mortgage loans
Mortgage loans secured by housing letters of credit	—	1,267	—	—	123	1,390	—	(2)	—	—	(7)	(9)	—	(9)	1,381
Endorsable mortgage mutual loans	—	10,603	—	—	446	11,049	—	(7)	—	—	(39)	(46)	—	(46)	11,003
Loans with mutual funds financed by mortgage bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other mutual loans for housing	—	12,714,211	—	—	327,154	13,041,365	—	(15,623)	—	—	(21,520)	(37,143)	—	(37,143)	13,004,222
Lease transactions for housing (1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other loans and accounts receivable	—	154,542	—	—	10,240	164,782	—	(227)	—	—	(975)	(1,202)	—	(1,202)	163,580
Subtotal	—	12,880,623	—	—	337,963	13,218,586	—	(15,859)	—	—	(22,541)	(38,400)	—	(38,400)	13,180,186
Consumer loans
Consumer loans in installments	—	3,007,298	—	—	246,349	3,253,647	—	(137,888)	—	—	(142,358)	(280,246)	—	(280,246)	2,973,401
Current account debtors	—	270,268	—	—	13,657	283,925	—	(12,566)	—	—	(5,433)	(17,999)	—	(17,999)	265,926
Credit card debtors	—	1,981,073	—	—	30,976	2,012,049	—	(49,598)	—	—	(18,229)	(67,827)	—	(67,827)	1,944,222
Consumer lease transactions (1)	—	320	—	—	—	320	—	(4)	—	—	—	(4)	—	(4)	316
Other loans and accounts receivable	—	4	—	—	1,361	1,365	—	(1)	—	—	(1,312)	(1,313)	—	(1,313)	52
Subtotal	—	5,258,963	—	—	292,343	5,551,306	—	(200,057)	—	—	(167,332)	(367,389)	—	(367,389)	5,183,917
Total	14,747,258	22,580,091	246,297	284,767	1,016,707	38,875,120	(158,335)	(253,116)	(4,448)	(86,715)	(280,309)	(782,923)	(3,161)	(786,084)	38,089,036

(1)	In this item, the Bank finances for its customers the acquisition of movable and immovable property through financial lease contracts. As of December 31, 2024, Ch$992,848 million correspond to finance leases on real estate assets and Ch$998,496 million correspond to finance leases on movable property.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(e)	Contingent loan: At the close of each reporting year, the contingent credit risk exposure is as follows:

	Outstanding exposure before provisions						Provisions established
	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio			Normal Portfolio		Substandard Portfolio	Non-performing Portfolio			Net exposure for
As of December 31, 2025	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation			credit risk of
	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	contingent loans
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Guarantees and sureties	288,155	555	—	—	—	288,710	(4,410)	(4)	—	—	—	(4,414)	284,296
Letters of credit for goods circulation operations	449,025	395	339	—	—	449,759	(690)	(2)	(21)	—	—	(713)	449,046
Debt purchase commitments in local currency abroad	—	—	—	—	—	—	—	—	—	—	—	—	—
Transactions related to contingent events	3,062,574	65,077	32,556	12,653	401	3,173,261	(28,987)	(668)	(2,818)	(5,749)	(171)	(38,393)	3,134,868
Undrawn credit lines with immediate termination	1,644,538	9,795,652	6,174	1,160	6,258	11,453,782	(2,991)	(32,626)	(85)	(747)	(3,485)	(39,934)	11,413,848
Undrawn credit lines	—	—	—	—	—	—	—	—	—	—	—	—	—
Other irrevocable loan commitments	69,191	—	—	—	—	69,191	(1,059)	—	—	—	—	(1,059)	68,132
Other contingent loans	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	5,513,483	9,861,679	39,069	13,813	6,659	15,434,703	(38,137)	(33,300)	(2,924)	(6,496)	(3,656)	(84,513)	15,350,190

	Outstanding exposure before provisions						Provisions established
	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio			Normal Portfolio		Substandard Portfolio	Non-performing Portfolio			Net exposure for
As of December 31, 2025	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation			credit risk of
	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	contingent loans
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Guarantees and sureties	335,420	705	597	15	—	336,737	(4,855)	(8)	(83)	(10)	—	(4,956)	331,781
Letters of credit for goods circulation operations	441,899	240	77	—	—	442,216	(1,037)	—	(2)	—	—	(1,039)	441,177
Debt purchase commitments in local currency abroad	—	—	—	—	—	—	—	—	—	—	—	—	—
Transactions related to contingent events	3,002,848	64,429	33,791	23,155	403	3,124,626	(30,827)	(669)	(2,736)	(13,595)	(153)	(47,980)	3,076,646
Undrawn credit lines with immediate termination	1,516,269	9,594,526	5,762	1,333	7,410	11,125,300	(2,916)	(4,666)	(73)	(795)	(3,539)	(11,989)	11,113,311
Undrawn credit lines	—	—	—	—	—	—	—	—	—	—	—	—	—
Other irrevocable loan commitments	51,889	—	—	—	—	51,889	(1,573)	—	—	—	—	(1,573)	50,316
Other contingent loans	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	5,348,325	9,659,900	40,227	24,503	7,813	15,080,768	(41,208)	(5,343)	(2,894)	(14,400)	(3,692)	(67,537)	15,013,231

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Allowances:

Summary of changes in loans to banks allowances constituted by credit risk portfolio in the year:

	Changes in allowances established by portfolio in the year
	Individual Evaluation
	Normal Portfolio	Substandard Portfolio	Non-performing Portfolio	Total
	MCh$	MCh$	MCh$	MCh$
Loans to Banks
Balance as of January 1, 2025	888	—	—	888
Allowances established/ released:
Change in measurement without portfolio reclassification during the year	(64)	—	—	(64)
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	—	—	—	—
Transfer from Normal individual to Non-performing individual	—	—	—	—
Transfer from Substandard to Non-performing individual	—	—	—	—
Transfer from Substandard to Normal individual	—	—	—	—
Transfer from Non-performing individual to Substandard	—	—	—	—
Transfer from Non-performing individual to Normal individual	—	—	—	—
New credits originated	1,807	—	—	1,807
New credits for conversion of contingent to loan	—	—	—	—
New credits purchased	—	—	—	—
Sales or transfers of credits	—	—	—	—
Payment of credit	(2,653)	—	—	(2,653)
Provisions for write-offs	—	—	—	—
Recovery of written-off loans	—	—	—	—
Foreign exchange differences	(68)	—	—	(68)
Other changes in allowances	759	—	—	759
Balance as of December 31, 2025	669	—	—	669

	Changes in allowances established by portfolio in the year
	Individual Evaluation
	Normal Portfolio	Substandard Portfolio	Non-performing Portfolio	Total
	MCh$	MCh$	MCh$	MCh$
Loans to Banks
Balance as of January 1, 2024	751	—	—	751
Allowances established/ released:
Change in measurement without portfolio reclassification during the year	75	—	—	75
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	—	—	—	—
Transfer from Normal individual to Non-performing individual	—	—	—	—
Transfer from Substandard to Non-performing individual	—	—	—	—
Substandard up to individual regular	—	—	—	—
Transfer from Non-performing individual to Substandard	—	—	—	—
Transfer from Non-performing individual to Normal individual	—	—	—	—
New credits originated	1,606	—	—	1,606
New credits for conversion of contingent to loan	—	—	—	—
New credits purchased	—	—	—	—
Sales or transfers of credits	—	—	—	—
Payment of credit	(2,540)	—	—	(2,540)
Provisions for write-offs	—	—	—	—
Recovery of written-off loans	—	—	—	—
Foreign exchange differences	114	—	—	114
Other changes in allowances	882	—	—	882
Balance as of December 31, 2024	888	—	—	888

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Allowances, continued:

Summary of changes in commercial loan allowances constituted by credit risk portfolio in the year:

	Changes in allowances established by portfolio in the year
	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio			Deductible guarantees
	Evaluation		Evaluation	Evaluation			Fogape
	Individual	Group	Individual	Individual	Group	Sub total	Covid-19	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Balance as of January 1, 2025	158,335	37,200	4,448	86,715	90,436	377,134	3,161	380,295
Allowance established/ released:
Change in measurement without portfolio reclassification during the year	(1,816)	21,804	3,241	20,276	5,242	48,747	—	48,747
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	(3,266)	—	6,327	—	—	3,061	—	3,061
Transfer from Normal individual to Non-performing individual	(164)	—	—	1,934	—	1,770	—	1,770
Transfer from Substandard to Non-performing individual	—	—	(3,941)	13,409	—	9,468	—	9,468
Transfer from Substandard to Normal individual	408	—	(677)	—	—	(269)	—	(269)
Transfer from Non-performing individual to Substandard	—	—	16	(469)	—	(453)	—	(453)
Transfer from Non-performing individual to Normal individual	11	—	—	(149)	—	(138)	—	(138)
Transfer from Normal group to Non-performing group	—	(15,019)	—	—	39,548	24,529	—	24,529
Transfer from Non-performing group to Normal group	—	629	—	—	(9,650)	(9,021)	—	(9,021)
Transfer from Individual (normal, substandard, Non-performing) to Group (normal, Non-performing)	—	—	—	—	—	—	—	—
Transfer from Group (normal, Non-performing) to Individual (normal, substandard, Non-performing)	979	(1,020)	162	75	(144)	52	—	52
New credits originated	238,733	27,077	6,154	5,271	13,566	290,801	—	290,801
New credits for conversion of contingent to loan	16,264	10,278	1,076	1,690	1,123	30,431	—	30,431
New credits purchased	—	—	—	—	—	—	—	—
Sales or transfers of credits	—	—	—	—	—	—	—	—
Payment of credit	(260,129)	(41,785)	(9,566)	(22,118)	(26,068)	(359,666)	—	(359,666)
Provisions for write-offs	—	—	—	(13,218)	(25,396)	(38,614)	—	(38,614)
Recovery of written-off loans	—	20	—	—	119	139	—	139
Changes to models and assumptions	—	—	—	—	—	—	—	—
Foreign exchange differences	(5,457)	(135)	(273)	(1,504)	(179)	(7,548)	—	(7,548)
Other changes in allowances	—	—	—	—	—	—	(1,689)	(1,689)
Balance as of December 31, 2025	143,898	39,049	6,967	91,912	88,597	370,423	1,472	371,895

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Allowances, continued:

	Changes in allowances established by portfolio in the year
	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio			Deductible guarantees
	Evaluation		Evaluation	Evaluation			Fogape
	Individual	Group	Individual	Individual	Group	Sub total	Covid-19	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Balance as of January 1, 2024	148,685	36,590	9,317	74,645	87,837	357,074	9,131	366,205
Allowance established/ released:
Change in measurement without portfolio reclassification during the year	12,273	23,728	2,975	30,966	9,947	79,889	—	79,889
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	(2,926)	—	4,955	—	—	2,029	—	2,029
Transfer from Normal individual to Non-performing individual	(311)	—	—	2,348	—	2,037	—	2,037
Transfer from Substandard to Non-performing individual	—	—	(6,562)	17,295	—	10,733	—	10,733
Transfer from Substandard to Normal individual	438	—	(676)	—	—	(238)	—	(238)
Transfer from Non-performing individual to Substandard	—	—	279	(2,159)	—	(1,880)	—	(1,880)
Transfer from Non-performing individual to Normal individual	5	—	—	(34)	—	(29)	—	(29)
Transfer from Normal group to Non-performing group	—	(16,109)	—	—	43,775	27,666	—	27,666
Transfer from Non-performing group to Normal group	—	646	—	—	(9,551)	(8,905)	—	(8,905)
Transfer from Individual (normal, substandard, Non-performing) to Group (normal, Non-performing)	—	—	—	—	—	—	—	—
Transfer from Group (normal, non-performing) to Individual (normal, substandard, non-performing)	677	(958)	343	223	(146)	139	—	139
New credits originated	225,544	24,756	5,359	19,371	16,253	291,283	—	291,283
New credits for conversion of contingent to loan	13,527	9,197	1,178	2,067	1,090	27,059	—	27,059
New credits purchased	—	—	—	—	—	—	—	—
Sales or transfers of credits	(46)	(163)	—	(240)	—	(449)	—	(449)
Payment of credit	(247,038)	(40,754)	(12,902)	(34,187)	(30,359)	(365,240)	—	(365,240)
Provisions for write-offs	—	—	—	(25,666)	(28,663)	(54,329)	—	(54,329)
Recovery of written-off loans	—	87	—	—	—	87	—	87
Changes to models and assumptions	—	—	—	—	—	—	—	—
Foreign exchange differences	7,507	180	182	2,086	253	10,208	—	10,208
Other changes in allowances	—	—	—	—	—	—	(5,970)	(5,970)
Balance as of December 31, 2024	158,335	37,200	4,448	86,715	90,436	377,134	3,161	380,295

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Allowances, continued:

Summary of changes in residential allowances for mortgage loans established by credit risk portfolio in the year:

	Changes in allowances established by portfolio in the year
	Group Evaluation
	Normal Portfolio	Non-performing Portfolio	Total
	MCh$	MCh$	MCh$
Residential mortgage loans
Balance as of January 1, 2025	15,859	22,541	38,400
Allowances established/ released:
Change in measurement without portfolio reclassification during the year	3,623	767	4,390
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal group to Non-performing group	(4,418)	10,190	5,772
Transfer from Non-performing group to Normal group	535	(2,015)	(1,480)
New credits originated	1,496	10	1,506
New credits purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(965)	(4,700)	(5,665)
Provisions for write-offs	—	(812)	(812)
Recovery of written-off loans	—	—	—
Changes to models and assumptions	—	—	—
Foreign exchange differences	—	—	—
Other changes in allowances	—	—	—
Balance as of December 31, 2025	16,130	25,981	42,111

	Changes in allowances established by portfolio in the year
	Group Evaluation
	Normal Portfolio	Non-performing Portfolio	Total
	MCh$	MCh$	MCh$
Residential mortgage loans
Balance as of January 1, 2024	16,188	17,818	34,006
Allowances established/ released:
Change in measurement without portfolio reclassification during the year	3,314	1,846	5,160
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal group to Non-performing group	(4,346)	9,780	5,434
Transfer from Non-performing group to Normal group	442	(1,819)	(1,377)
New credits originated	1,505	192	1,697
New credits purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(1,244)	(4,632)	(5,876)
Provisions for write-offs	—	(644)	(644)
Recovery of written-off loans	—	—	—
Changes to models and assumptions	—	—	—
Foreign exchange differences	—	—	—
Other changes in allowances	—	—	—
Balance as of December 31, 2024	15,859	22,541	38,400

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Allowances, continued:

Summary of changes in allowances for consumer loans established by credit risk portfolio in the year:

	Changes in allowances established by portfolio in the year
	Group Evaluation
	Normal Portfolio	Non-performing Portfolio	Total
	MCh$	MCh$	MCh$
Consumer loans
Balance as of January 1, 2025	200,057	167,332	367,389
Allowances established/ released:
Change in measurement without portfolio reclassification during the year	189,896	49,430	239,326
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal group to Non-performing group	(155,357)	187,954	32,597
Transfer from Non-performing group to Normal group	6,242	(38,151)	(31,909)
New credits originated	89,298	89,118	178,416
New credits for conversion of contingent to loan	168,066	1,658	169,724
New credits purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(282,980)	(92,752)	(375,732)
Provisions for write-offs	—	(194,440)	(194,440)
Recovery of written-off loans	1,160	—	1,160
Changes to models and assumptions	43,987	(7,328)	36,659
Foreign exchange differences	(223)	(2)	(225)
Other changes in allowances	—	—	—
Balance as of December 31, 2025	260,146	162,819	422,965

	Changes in allowances established by portfolio in the year
	Group Evaluation
	Normal Portfolio	Non-performing Portfolio	Total
	MCh$	MCh$	MCh$
Consumer loans
Balance as of January 1, 2024	214,873	153,884	368,757
Allowances established/ released:
Change in measurement without portfolio reclassification during the year	169,484	78,923	248,407
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal group to Non-performing group	(129,215)	167,500	38,285
Transfer from Non-performing group to Normal group	15,115	(38,102)	(22,987)
New credits originated	92,911	78,148	171,059
New credits for conversion of contingent to loan	79,922	2,539	82,461
New credits purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(245,469)	(65,987)	(311,456)
Provisions for write-offs	—	(209,577)	(209,577)
Recovery of written-off loans	2,310	—	2,310
Changes to models and assumptions	—	—	—
Foreign exchange differences	126	4	130
Other changes in allowances	—	—	—
Balance as of December 31, 2024	200,057	167,332	367,389

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(f)	Allowances, continued:

Summary of changes in provisions for contingent credit losses established by credit risk portfolio in the year:

	Changes in provisions established by portfolio in the year
	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio
	Evaluation		Evaluation	Evaluation
	Individual	Group	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Contingent loan exposure
Balance as of January 1, 2025	41,208	5,343	2,894	14,400	3,692	67,537
Provisions established / released:
Change in measurement without portfolio reclassification during the year	1,492	16,043	285	3,474	1,962	23,256
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	(272)	—	599	—	—	327
Transfer from Normal individual to Non-performing individual	(1)	—	—	69	—	68
Transfer from Substandard to Non-performing individual	—	—	(172)	1,242	—	1,070
Transfer from Substandard to Normal individual	173	—	(374)	—	—	(201)
Transfer from Non-performing individual to Substandard	—	—	1	(53)	—	(52)
Transfer from Non-performing individual to Normal individual	—	—	—	(36)	—	(36)
Transfer from Normal group to Non-performing group	—	(301)	—	—	3,427	3,126
Transfer from Non-performing group to Normal group	—	17	—	—	(1,836)	(1,819)
Transfer from Individual (normal, substandard, Non-performing) to Group (normal, Non-performing)	—	—	—	—	—	—
Transfer from Group (normal, non-performing) to Individual (normal, substandard, non-performing)	67	(49)	20	—	—	38
New contingent loan granted	32,199	2,575	8,550	138	320	43,782
Contingent credits for conversion	(2,036)	(5,941)	(23)	(1,448)	(1,508)	(10,956)
Changes to models and assumptions	—	27,208	—	—	531	27,739
Foreign exchange differences	(682)	(1,021)	(12)	(20)	(147)	(1,882)
Other changes in allowances	(34,011)	(10,574)	(8,844)	(11,270)	(2,785)	(67,484)
Balance as of December 31, 2025	38,137	33,300	2,924	6,496	3,656	84,513

	Changes in provisions constituted by portfolio in the year
	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio
	Evaluation		Evaluation	Evaluation
	Individual	Group	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Contingent loan exposure
Balance as of January 1, 2024	42,022	4,967	4,017	6,102	4,119	61,227
Provisions established / released:
Change in measurement without portfolio reclassification during the year	9,096	4,119	178	3,755	2,566	19,714
Change in measurement without portfolio reclassification from the beginning to the end of the year (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	(173)	—	279	—	—	106
Transfer from Normal individual to Non-performing individual	(6)	—	—	65	—	59
Transfer from Substandard to Non-performing individual	—	—	(1,086)	9,064	—	7,978
Transfer from Substandard to Normal individual	65	—	(107)	—	—	(42)
Transfer from Non-performing individual to Substandard	—	—	5	(74)	—	(69)
Transfer from Non-performing individual to Normal individual	—	—	—	(9)	—	(9)
Transfer from Normal group to Non-performing group	—	(125)	—	—	3,303	3,178
Transfer from Non-performing group to Normal group	—	3	—	—	(2,647)	(2,644)
Transfer from Individual (normal, substandard, Non-performing) to Group (normal, Non-performing)	—	—	—	—	—	—
Transfer from Group (normal, Non-performing) to Individual (normal, substandard, non-performing)	64	(48)	5	4	(17)	8
New contingent loan granted	35,457	1,687	13,543	559	534	51,780
Contingent credits for conversion	(1,382)	(3,100)	(135)	(1,220)	(1,436)	(7,273)
Changes to models and assumptions	—	—	—	—	—	—
Foreign exchange differences	971	226	13	27	190	1,427
Other changes in allowances	(44,906)	(2,386)	(13,818)	(3,873)	(2,920)	(67,903)
Balance as of December 31, 2024	41,208	5,343	2,894	14,400	3,692	67,537

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

g)	Economic activity sector:

At the closing of each reporting year, the composition of economic activity for loans, contingent loans exposure and provisions constituted are as follows:

	Credit and Contingent loans Exposure						Allowances Established
	Domestic loans		Foreign loans		Total	Total	Domestic loans		Foreign loans		Total	Total
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans to Banks	—	300,042	399,792	367,661	399,792	667,703	—	(154)	(669)	(734)	(669)	(888)

Commercial loans
Agriculture and livestock	792,012	750,478	—	—	792,012	750,478	(14,497)	(13,556)	—	—	(14,497)	(13,556)
Fruit	659,003	729,645	—	—	659,003	729,645	(10,315)	(11,755)	—	—	(10,315)	(11,755)
Forestry	83,379	89,520	—	—	83,379	89,520	(6,035)	(4,100)	—	—	(6,035)	(4,100)
Fishing	31,154	29,364	—	—	31,154	29,364	(1,837)	(2,890)	—	—	(1,837)	(2,890)
Mining	245,015	864,692	—	—	245,015	864,692	(2,548)	(4,781)	—	—	(2,548)	(4,781)
Oil and natural gas	111	211	—	—	111	211	(7)	(8)	—	—	(7)	(8)
Product manufacturing industry:
Food, beverages and tobacco	715,555	656,889	—	—	715,555	656,889	(10,827)	(11,773)	—	—	(10,827)	(11,773)
Textile, leather and footwear	23,912	28,712	—	—	23,912	28,712	(597)	(910)	—	—	(597)	(910)
Wood and furniture	83,497	89,196	—	—	83,497	89,196	(3,069)	(2,479)	—	—	(3,069)	(2,479)
Cellulose, paper and printing	17,199	15,838	—	—	17,199	15,838	(671)	(442)	—	—	(671)	(442)
Chemicals and petroleum derivatives	167,865	321,593	—	—	167,865	321,593	(6,228)	(7,422)	—	—	(6,228)	(7,422)
Metallic, non-metallic, machinery and others	511,841	481,778	—	—	511,841	481,778	(10,139)	(10,848)	—	—	(10,139)	(10,848)
Electricity, gas and water	238,995	241,941	1,366	104,988	240,361	346,929	(2,989)	(3,078)	(58)	(149)	(3,047)	(3,227)
Home building	174,440	193,923	—	—	174,440	193,923	(5,100)	(5,608)	—	—	(5,100)	(5,608)
Non-residential constructions (office, civil works)	493,346	481,437	—	—	493,346	481,437	(8,128)	(10,462)	—	—	(8,128)	(10,462)
Wholesale trade	1,489,446	1,578,109	—	—	1,489,446	1,578,109	(45,131)	(47,598)	—	—	(45,131)	(47,598)
Retail trade, restaurants and hotels	1,043,462	1,038,501	—	—	1,043,462	1,038,501	(42,420)	(41,042)	—	—	(42,420)	(41,042)
Transport and storage	1,036,044	1,033,066	—	—	1,036,044	1,033,066	(31,049)	(28,039)	—	—	(31,049)	(28,039)
Telecommunications	198,462	213,992	—	—	198,462	213,992	(3,233)	(3,015)	—	—	(3,233)	(3,015)
Financial services	2,806,363	2,994,709	36,163	—	2,842,526	2,994,709	(25,757)	(27,470)	(633)	—	(26,390)	(27,470)
Business services	2,274,095	1,965,847	—	—	2,274,095	1,965,847	(53,104)	(53,499)	—	—	(53,104)	(53,499)
Real estate services	3,533,269	3,345,600	2,323	14,882	3,535,592	3,360,482	(20,968)	(23,908)	(5)	(819)	(20,973)	(24,727)
Student loans	47,266	52,280	—	—	47,266	52,280	(4)	(4,564)	—	—	(4)	(4,564)
Public administration, defense and police	26,103	16,882	—	—	26,103	16,882	(273)	(207)	—	—	(273)	(207)
Social services and other community services	907,128	898,419	—	—	907,128	898,419	(18,986)	(16,821)	—	—	(18,986)	(16,821)
Personal services	1,870,541	1,872,736	—	—	1,870,541	1,872,736	(47,287)	(43,052)	—	—	(47,287)	(43,052)
Subtotal	19,469,503	19,985,358	39,852	119,870	19,509,355	20,105,228	(371,199)	(379,327)	(696)	(968)	(371,895)	(380,295)

Residential mortgage loans	13,916,618	13,218,586	—	—	13,916,618	13,218,586	(42,111)	(38,400)	—	—	(42,111)	(38,400)

Consumer loans	5,765,997	5,551,306	—	—	5,765,997	5,551,306	(422,965)	(367,389)	—	—	(422,965)	(367,389)

Contingent loan exposure	15,434,703	15,080,768	—	—	15,434,703	15,080,768	(84,513)	(67,537)	—	—	(84,513)	(67,537)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(h)	Residential mortgage loans and their allowances established by outstanding loan principal owed to value of mortgage collateral (PVG) and past due, respectively:

As of December 31, 2025

	Residential mortgage loans (MCh$)						Allowances established of Residential mortgage loans (MCh$)
Loan Tranche /	Days in default at the end of the year						Days in default at the end of the year
Guarantee Value (%)	0	1 to 29	30 to 59	60 to 89	>= 90	Total	0	1 to 29	30 to 59	60 to 89	>= 90	Total
PVG <=40%	2,150,230	46,627	20,991	8,964	20,074	2,246,886	(1,715)	(647)	(597)	(361)	(1,090)	(4,410)
40% < PVG <= 80%	9,949,544	264,207	116,564	54,478	185,737	10,570,530	(10,739)	(4,196)	(3,651)	(2,269)	(11,026)	(31,881)
80% < PVG <= 90%	779,994	11,420	3,879	1,987	8,982	806,262	(1,702)	(402)	(281)	(180)	(1,456)	(4,021)
PVG > 90%	289,177	544	994	288	1,937	292,940	(1,227)	(50)	(46)	(31)	(445)	(1,799)
Total	13,168,945	322,798	142,428	65,717	216,730	13,916,618	(15,383)	(5,295)	(4,575)	(2,841)	(14,017)	(42,111)

As of December 31, 2024

	Residential mortgage loans (MCh$)						Allowances established of Residential mortgage loans (MCh$)
Loan Tranche /	Days in default at the end of the year						Days in default at the end of the year
Guarantee Value (%)	0	1 to 29	30 to 59	60 to 89	>= 90	Total	0	1 to 29	30 to 59	60 to 89	>= 90	Total
PVG <=40%	1,936,055	32,620	15,536	6,165	17,148	2,007,524	(1,404)	(480)	(427)	(226)	(964)	(3,501)
40% < PVG <= 80%	9,566,995	232,095	106,604	46,471	147,162	10,099,327	(10,565)	(4,022)	(3,335)	(1,893)	(8,749)	(28,564)
80% < PVG <= 90%	623,624	10,068	3,846	1,801	7,690	647,029	(1,650)	(352)	(309)	(184)	(1,279)	(3,774)
PVG > 90%	457,769	1,442	442	591	4,462	464,706	(1,432)	(62)	(37)	(51)	(979)	(2,561)
Total	12,584,443	276,225	126,428	55,028	176,462	13,218,586	(15,051)	(4,916)	(4,108)	(2,354)	(11,971)	(38,400)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(i)	Loans to Banks and Commercial loans and their allowances established by classification category:

The concentration of loans to banks and commercial loans and their allowances established by classification category is as follows:

	Individual Evaluation																				Group Evaluation				Provisions of deductible guarantees
	Normal Portfolio							Substandard Portfolio					Non-performing Portfolio								Portfolio				Fogape
As of December 31, 2025	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total	Normal		Total	Total	Covid 19
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$	MCh$
Loans to Banks
Interbank loans for liquidity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Commercial interbank loans	—	—	204,397	—	—	—	204,397	—	—	—	—	—	—	—	—	—	—	—	—	204,397	—	—	—	204,397	—
Overdrafts on current accounts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	21,658	121,875	51,862	—	—	—	195,395	—	—	—	—	—	—	—	—	—	—	—	—	195,395	—	—	—	195,395	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade loans between third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in current accounts in foreign banks for derivative operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other non-transferable deposits in banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other loans with banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	21,658	121,875	256,259	—	—	—	399,792	—	—	—	—	—	—	—	—	—	—	—	—	399,792	—	—	—	399,792	—
Allowances established	8	101	560	—	—	—	669	—	—	—	—	—	—	—	—	—	—	—	—	669	—	—	—	669	—
% Allowances established	0.04%	0.08%	0.22%	—	—	—	0.17%	—	—	—	—	—	—	—	—	—	—	—	—	0.17%	—	—	—	0.17%	—

Commercial loans
Commercial loans	—	1,153,508	1,728,748	1,785,471	3,797,965	1,954,865	10,420,557	80,779	53,741	30,679	10,101	175,300	81,076	39,461	18,204	25,097	9,558	41,478	214,874	10,810,731	3,864,529	354,171	4,218,700	15,029,431	1,337
Chilean exports foreign trade loans	—	6,283	174,057	82,591	214,240	137,380	614,551	3,328	2,066	1,517	5,431	12,342	9,032	538	—	472	1,366	2,473	13,881	640,774	2,558	133	2,691	643,465	—
Accrediting foreign trade loans negotiated in terms of Chilean imports	—	—	—	—	—	273	273	—	—	—	—	—	—	—	—	—	—	—	—	273	—	—	—	273	—
Chilean imports foreign trade loans	—	5,112	70,520	87,286	131,969	174,155	469,042	5,534	1,066	—	—	6,600	—	—	—	886	1,999	1,258	4,143	479,785	43,692	2,213	45,905	525,690	—
Foreign trade loans between third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current account debtors	—	6	10,302	14,009	34,429	24,460	83,206	3,529	1,301	291	287	5,408	580	141	32	131	89	1,681	2,654	91,268	89,653	2,413	92,066	183,334	—
Credit card debtors	—	337	1,625	4,112	11,307	11,388	28,769	725	285	84	12	1,106	124	103	27	77	125	924	1,380	31,255	91,388	12,175	103,563	134,818	—
Factoring transactions	—	332,348	155,891	41,115	146,837	118,188	794,379	3,352	549	—	—	3,901	—	20	—	—	—	98	118	798,398	35,559	11	35,570	833,968	—
Commercial lease transactions	—	42,246	98,668	329,583	698,835	545,216	1,714,548	17,936	4,005	2,151	4,073	28,165	4,635	8,868	1,512	15,394	10,707	1,038	42,154	1,784,867	296,688	14,238	310,926	2,095,793	135
Student loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	44,179	3,088	47,267	47,267	—
Other loans and accounts receivable	—	744	1,680	1,303	2,503	2,177	8,407	73	45	2	6	126	225	10	81	381	788	3,422	4,907	13,440	728	1,148	1,876	15,316	—
Subtotal	—	1,540,584	2,241,491	2,345,470	5,038,085	2,968,102	14,133,732	115,256	63,058	34,724	19,910	232,948	95,672	49,141	19,856	42,438	24,632	52,372	284,111	14,650,791	4,468,974	389,590	4,858,564	19,509,355	—
Allowances established	—	1,035	3,616	20,130	53,536	65,581	143,898	2,838	1,225	222	2,682	6,967	1,914	4,914	4,964	16,975	16,010	47,135	91,912	242,777	39,049	88,597	127,646	370,423	1,472
% Allowances established	—	0.07%	0.16%	0.86%	1.06%	2.21%	1.02%	2.46%	1.94%	0.64%	13.47%	2.99%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	32.35%	1.66%	0.87%	22.74%	2.63%	1.90%	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(i)	Loans to Banks and Commercial loans and their allowances established by classification category, continued:

	Individual																				Group Evaluation				Provision of
	Normal Portfolio							Substandard Portfolio					Non-Complying Portfolio												deductible
As of December 31, 2024	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total	Portfolio Normal	Portfolio Non- Complying	Total	Total	warranties Fogape Covid 19
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans to Banks
Interbank loans for liquidity	200,028	100,014	—	—	—	—	300,042	—	—	—	—	—	—	—	—	—	—	—	—	300,042	—	—	—	300,042	—
Commercial interbank loans	—	—	269,191	—	—	—	269,191	—	—	—	—	—	—	—	—	—	—	—	—	269,191	—	—	—	269,191	—
Overdrafts on current accounts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	14,614	32,260	51,596	—	—	—	98,470	—	—	—	—	—	—	—	—	—	—	—	—	98,470	—	—	—	98,470	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade loans between third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in current accounts in foreign banks for derivative operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other non-transferable deposits in banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other loans with banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	214,642	132,274	320,787	—	—	—	667,703	—	—	—	—	—	—	—	—	—	—	—	—	667,703	—	—	—	667,703	—
Allowances established	77	109	702	—	—	—	888	—	—	—	—	—	—	—	—	—	—	—	—	888	—	—	—	888	—
% Allowances established	0.04%	0.08%	0.22%	—	—	—	0.13%	—	—	—	—	—	—	—	—	—	—	—	—	0.13%	—	—	—	0.13%	—

Commercial loans
Commercial loans	—	978,748	1,683,111	2,093,769	3,504,563	2,252,173	10,512,364	98,731	51,153	35,812	9,032	194,728	86,932	37,379	12,894	34,843	11,763	35,656	219,467	10,926,559	3,835,557	350,892	4,186,449	15,113,008	2,764
Chilean exports foreign trade loans	—	563,237	298,742	198,222	209,936	158,691	1,428,828	4,414	2,594	—	—	7,008	8,494	—	—	334	—	1,645	10,473	1,446,309	3,006	395	3,401	1,449,710	—
Accrediting foreign trade loans negotiated in terms of Chilean imports	—	—	—	—	—	162	162	—	—	—	—	—	—	—	—	—	—	—	—	162	—	—	—	162	—
Chilean imports foreign trade loans	—	10,607	47,176	98,073	178,454	169,514	503,824	5,419	275	—	—	5,694	384	—	—	141	1,640	1,038	3,203	512,721	46,538	3,038	49,576	562,297	—
Foreign trade loans between third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Current account debtors	—	12	24,388	31,693	19,000	22,329	97,422	3,033	1,124	923	189	5,269	513	86	1,061	593	151	1,647	4,051	106,742	87,836	2,241	90,077	196,819	—
Credit card debtors	—	294	1,291	3,936	10,178	9,801	25,500	664	332	112	12	1,120	235	70	49	74	196	817	1,441	28,061	84,721	10,968	95,689	123,750	—
Factoring transactions	2,081	159,861	108,439	29,667	163,282	92,436	555,766	4,041	73	—	—	4,114	—	—	—	—	—	27	27	559,907	36,830	175	37,005	596,912	—
Commercial lease transactions	—	49,621	77,816	334,046	636,573	516,572	1,614,628	16,016	10,619	1,184	424	28,243	4,621	4,616	14,387	11,241	2,419	680	37,964	1,680,835	296,248	13,941	310,189	1,991,024	397
Student loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	48,804	3,476	52,280	52,280	—
Other loans and accounts receivable	—	479	1,649	1,352	2,651	2,633	8,764	66	51	4	—	121	237	12	181	347	786	6,578	8,141	17,026	965	1,275	2,240	19,266	—
Subtotal	2,081	1,762,859	2,242,612	2,790,758	4,724,637	3,224,311	14,747,258	132,384	66,221	38,035	9,657	246,297	101,416	42,163	28,572	47,573	16,955	48,088	284,767	15,278,322	4,440,505	386,401	4,826,906	20,105,228	—
Allowances established	1	1,188	3,494	24,871	51,771	77,010	158,335	2,865	639	428	516	4,448	2,028	4,216	7,143	19,029	11,020	43,279	86,715	249,498	37,200	90,436	127,636	377,134	3,161
% Allowances established	0.05%	0.07%	0.16%	0.89%	1.10%	2.39%	1.07%	2.16%	0.96%	1.13%	5.34%	1.81%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	30.45%	1.63%	0.84%	23.40%	2.64%	1.88%	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(j)	Loans and their allowances for loan losses by tranches of days past-due:

The concentration of credit risk by days past due is as follows;

	Financial assets before allowances						Allowances established
	Normal Portfolio		Substandard Portfolio	Non-performing Portfolio			Normal Portfolio		Substandard Portfolio	Non-performing Portfolio			Deductible
	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation			guarantees		Net
As of December 31, 2025	Individual	Group	Individual	Individual	Group	Sub Total	Individual	Group	Individual	Individual	Group	Sub Total	Fogape Covid-19	Total	Financial Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans to Banks
0 days	275,178	—	—	—	—	275,178	(572)	—	—	—	—	(572)	—	(572)
1 to 29 days	124,614	—	—	—	—	124,614	(97)	—	—	—	—	(97)	—	(97)
30 to 59 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
> = 90 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	399,792	—	—	—	—	399,792	(669)	—	—	—	—	(669)	—	(669)	399,123

Commercial loans
0 days	13,955,276	4,239,684	194,788	87,612	96,021	18,573,381	(141,443)	(29,281)	(6,044)	(24,797)	(18,010)	(219,575)	(1,464)	(221,039)
1 to 29 days	167,480	162,816	27,547	41,729	36,686	436,258	(2,223)	(5,252)	(617)	(6,906)	(6,386)	(21,384)	(2)	(21,386)
30 to 59 days	10,972	51,881	9,409	14,562	38,309	125,133	(232)	(3,071)	(211)	(3,211)	(6,560)	(13,285)	(3)	(13,288)
60 to 89 days	4	14,593	1,204	11,781	21,858	49,440	—	(1,445)	(95)	(1,734)	(4,372)	(7,646)	—	(7,646)
> = 90 days	—	—	—	128,427	196,716	325,143	—	—	—	(55,264)	(53,269)	(108,533)	(3)	(108,536)
Subtotal	14,133,732	4,468,974	232,948	284,111	389,590	19,509,355	(143,898)	(39,049)	(6,967)	(91,912)	(88,597)	(370,423)	(1,472)	(371,895)	19,137,460

Residential mortgage loans
0 days	—	13,093,896	—	—	75,049	13,168,945	—	(10,442)	—	—	(4,941)	(15,383)	—	(15,383)
1 to 29 days	—	282,937	—	—	39,861	322,798	—	(2,864)	—	—	(2,431)	(5,295)	—	(5,295)
30 to 59 days	—	99,433	—	—	42,995	142,428	—	(1,888)	—	—	(2,687)	(4,575)	—	(4,575)
60 to 89 days	—	33,881	—	—	31,836	65,717	—	(936)	—	—	(1,905)	(2,841)	—	(2,841)
> = 90 days	—	—	—	—	216,730	216,730	—	—	—	—	(14,017)	(14,017)	—	(14,017)
Subtotal	—	13,510,147	—	—	406,471	13,916,618	—	(16,130)	—	—	(25,981)	(42,111)	—	(42,111)	13,874,507

Consumer loans
0 days	—	5,181,589	—	—	81,810	5,263,399	—	(195,078)	—	—	(44,061)	(239,139)	—	(239,139)
1 to 29 days	—	197,891	—	—	31,921	229,812	—	(29,756)	—	—	(17,575)	(47,331)	—	(47,331)
30 to 59 days	—	64,450	—	—	39,232	103,682	—	(22,994)	—	—	(21,719)	(44,713)	—	(44,713)
60 a 89 days	—	26,202	—	—	26,112	52,314	—	(12,318)	—	—	(14,494)	(26,812)	—	(26,812)
> = 90 days	—	—	—	—	116,790	116,790	—	—	—	—	(64,970)	(64,970)	—	(64,970)
Subtotal	—	5,470,132	—	—	295,865	5,765,997	—	(260,146)	—	—	(162,819)	(422,965)	—	(422,965)	5,343,032

Total Loans	14,533,524	23,449,253	232,948	284,111	1,091,926	39,591,762	(144,567)	(315,325)	(6,967)	(91,912)	(277,397)	(836,168)	(1,472)	(837,640)	38,754,122

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(j)	Loans and their allowances for loan losses by number of days past-due, continued:

	Financial assets before allowances						Allowances established
	Normal		Substandard	Non-performing			Normal		Substandard	Non-performing			Deductible
	Portfolio		Portfolio	Portfolio			Portfolio		Portfolio	Portfolio			guarantees		Net
	Evaluation		Evaluation	Evaluation		Sub	Evaluation		Evaluation	Evaluation		Sub	Fogape		Financial
As of December 31, 2024	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	Covid-19	Total	Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans to Banks
0 days	596,974	—	—	—	—	596,974	(800)	—	—	—	—	(800)	—	(800)
1 to 29 days	70,729	—	—	—	—	70,729	(88)	—	—	—	—	(88)	—	(88)
30 to 59 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
> = 90 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	667,703	—	—	—	—	667,703	(888)	—	—	—	—	(888)	—	(888)	666,815

Commercial loans
0 days	14,515,547	4,237,304	212,286	145,211	103,514	19,213,862	(155,358)	(28,184)	(3,855)	(35,615)	(18,814)	(241,826)	(3,064)	(244,890)
1 to 29 days	218,097	147,190	22,083	18,360	36,055	441,785	(2,811)	(4,691)	(382)	(3,257)	(7,207)	(18,348)	(56)	(18,404)
30 to 59 days	13,549	43,058	9,856	22,310	34,271	123,044	(165)	(2,900)	(156)	(11,012)	(6,468)	(20,701)	—	(20,701)
60 to 89 days	65	12,953	2,072	8,749	20,850	44,689	(1)	(1,425)	(55)	(1,461)	(4,362)	(7,304)	(2)	(7,306)
> = 90 days	—	—	—	90,137	191,711	281,848	—	—	—	(35,370)	(53,585)	(88,955)	(39)	(88,994)
Subtotal	14,747,258	4,440,505	246,297	284,767	386,401	20,105,228	(158,335)	(37,200)	(4,448)	(86,715)	(90,436)	(377,134)	(3,161)	(380,295)	19,724,933

Residential mortgage loans
0 days	—	12,518,932	—	—	65,511	12,584,443	—	(10,523)	—	—	(4,528)	(15,051)	—	(15,051)
1 to 29 days	—	240,310	—	—	35,915	276,225	—	(2,661)	—	—	(2,255)	(4,916)	—	(4,916)
30 to 59 days	—	90,398	—	—	36,030	126,428	—	(1,843)	—	—	(2,265)	(4,108)	—	(4,108)
60 to 89 days	—	30,983	—	—	24,045	55,028	—	(832)	—	—	(1,522)	(2,354)	—	(2,354)
> = 90 days	—	—	—	—	176,462	176,462	—	—	—	—	(11,971)	(11,971)	—	(11,971)
Subtotal	—	12,880,623	—	—	337,963	13,218,586	—	(15,859)	—	—	(22,541)	(38,400)	—	(38,400)	13,180,186

Consumer loans
0 days	—	5,010,755	—	—	92,973	5,103,728	—	(148,953)	—	—	(47,823)	(196,776)	—	(196,776)
1 to 29 days	—	176,897	—	—	34,243	211,140	—	(28,928)	—	—	(19,033)	(47,961)	—	(47,961)
30 to 59 days	—	53,655	—	—	36,266	89,921	—	(15,508)	—	—	(23,119)	(38,627)	—	(38,627)
60 a 89 days	—	17,656	—	—	25,993	43,649	—	(6,668)	—	—	(15,490)	(22,158)	—	(22,158)
> = 90 days	—	—	—	—	102,868	102,868	—	—	—	—	(61,867)	(61,867)	—	(61,867)
Subtotal	—	5,258,963	—	—	292,343	5,551,306	—	(200,057)	—	—	(167,332)	(367,389)	—	(367,389)	5,183,917

Total Loans	15,414,961	22,580,091	246,297	284,767	1,016,707	39,542,823	(159,223)	(253,116)	(4,448)	(86,715)	(280,309)	(783,811)	(3,161)	(786,972)	38,755,851

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial assets at amortized cost, continued:

(k)	Finance lease contracts:

The cash flows to be received by the Bank from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable (*)
	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Due within one year	710,040	668,951	(103,108)	(99,075)	606,932	569,876
Due after 1 year but within 2 years	535,475	501,065	(75,325)	(71,170)	460,150	429,895
Due after 2 years but within 3 years	352,493	343,985	(47,794)	(45,055)	304,699	298,930
Due after 3 years but within 4 years	246,887	211,905	(31,701)	(29,193)	215,186	182,712
Due after 4 years but within 5 years	152,099	165,414	(21,669)	(20,517)	130,430	144,897
Over 5 years	414,606	401,645	(47,937)	(45,823)	366,669	355,822
Total	2,411,600	2,292,965	(327,534)	(310,833)	2,084,066	1,982,132

(*)	The net lease receivable does not include past-due portfolio totaling Ch$12,926 million as of December 31, 2025 (Ch$9,212 million in December 2024).

The Bank maintains financial lease operations associated with movable assets, vehicles, industrial machinery, transportation equipment and real estate. These leases contracts have an average term between 2 and 15 years.

(l)	Purchase of loan portfolio:

During the year ended as of December 31, 2025 and 2024 no portfolio purchases were made.

(m)	Sale or transfer of loans:

During the year 2025 and 2024, the following sales or transfer of loans were made:

	2025
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale or transfer of current loans	17,954	—	17,954	—
Sale or transfer of written – off loans	—	—	—	—
Total	17,954	—	17,954	—

	2024
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale or transfer of current loans	4,273	449	4,045	221
Sale or transfer of written – off loans	—	—	18	18
Total	4,273	449	4,063	239

(n)	Securitization of own assets:

During the year 2025 and 2024, there is no securitization transactions executed involving own assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Investments in other companies:

(a)	At the end of each year, investments are presented according to the following detail:

		% Ownership Interest		Assets
Company	Shareholder	2025	2024	2025	2024
		%	%	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	44,601	38,660
Redbanc S.A.	Banco de Chile	38.13	38.13	6,685	5,447
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	6,296	6,784
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	3,078	2,704
Administrador Financiero de Transantiago S.A.	Banco de Chile	20.00	20.00	2,101	2,210
Servicios de Infraestructura de Mercado OTC S.A.	Banco de Chile	12.33	12.33	1,861	1,902
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	1,511	1,312
Subtotal Associates				66,133	59,019

Joint Venture
Servipag Ltda.	Banco de Chile	50.00	50.00	9,695	8,258
Subtotal Joint Venture				9,695	8,258
Subtotal				75,828	67,277

Minority Investments
Holding Bursátil Regional S.A. (1)	Banchile Corredores de Bolsa			8,387	6,920
Banco Latinoamericano de Comercio Exterior S.A. (Bladex) (1)	Banco de Chile			2,386	2,103
Bolsa Electrónica de Chile, Bolsa de Valores (1)	Banchile Corredores de Bolsa			349	349
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)	Banco de Chile			102	112
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa			8	8
Subtotal Minority Investments				11,232	9,492
Total				87,060	76,769

(1)	Investments in shares have been irrevocably designated as at fair value through other comprehensive income and, therefore, are recorded at market value in accordance with IFRS 9.

(b)	The change in investments in companies recorded under the equity method in 2025 and 2024 is detailed as follows:

	2025	2024
	MCh$	MCh$

Balance as of January 1,	67,277	65,082
Acquisition of investments in companies	—	—
Participation in net income	11,983	8,730
Dividends received	(3,374)	(3,019)
Reclassification to non-current assets for sale	—	(1,572)
Other	(58)	(1,944)
Total	75,828	67,277

(c)	During the year ended December 31, 2025 and 2024, no impairment has been recorded in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Investments in other companies, continued:

(d)	Summarized Financial Information of Associates and Joint Ventures

	Associates							Joint Venture
December 2025	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Interbancaria de Depósito de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero de Transantiago S.A.	Servicios de Infraestructura de Mercado OTC S.A.	Servipag Ltda.
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	11,318	1,948	113	17,683	1,510,782	62,043	23,022	75,456
Non-current assets	11,014	9,512	11,382	12,516	126,168	814	12,510	19,150
Total Assets	22,332	11,460	11,495	30,199	1,636,950	62,857	35,532	94,606

Current liabilities	3,816	1,599	608	12,896	1,437,807	51,445	19,976	69,469
Non-current liabilities	229	259	—	108	29,243	1,659	536	5,748
Total Liabilities	4,045	1,858	608	13,004	1,467,050	53,104	20,512	75,217
Equity	18,287	9,602	10,887	17,195	169,900	9,753	15,011	19,389
Minority interest	—	—	—	—	—	—	9	—
Total Liabilities and Equity	22,332	11,460	11,495	30,199	1,636,950	62,857	35,532	94,606

Operating income	23,082	7,748	2	63,621	895,308	5,236	8,782	42,073
Operating expenses	(15,635)	(6,054)	(54)	(59,339)	(725,117)	(2,654)	(9,302)	(39,118)
Other income (expenses)	602	364	2,045	137	(142,240)	696	741	839
Gain before tax	8,049	2,058	1,993	4,419	27,951	3,278	221	3,794
Income tax	(2,027)	(477)	—	(1,064)	(5,853)	(773)	34	(920)
Gain for the year	6,022	1,581	1,993	3,355	22,098	2,505	255	2,874

	Associates							Joint Venture
December 2024	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Interbancaria de Depósito de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero de Transantiago S.A.	Servicios de Infraestructura de Mercado OTC S.A.	Servipag Ltda.
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	13,958	1,737	60	15,347	1,814,213	58,605	11,562	101,289
Non-current assets	9,462	8,223	10,036	14,062	161,533	887	11,538	21,034
Total Assets	23,420	9,960	10,096	29,409	1,975,746	59,492	23,100	122,323

Current liabilities	3,585	1,120	551	13,366	1,811,753	46,985	7,285	98,808
Non-current liabilities	43	384	—	1,932	17,176	2,371	748	6,999
Total Liabilities	3,628	1,504	551	15,298	1,828,929	49,356	8,033	105,807
Equity	19,792	8,456	9,545	14,111	146,817	10,136	15,058	16,516
Minority interest	—	—	—	—	—	—	9	—
Total Liabilities and Equity	23,420	9,960	10,096	29,409	1,975,746	59,492	23,100	122,323

Operating income	21,282	6,651	9	60,139	888,114	5,023	8,979	44,161
Operating expenses	(14,545)	(5,843)	(54)	(58,167)	(722,391)	(2,541)	(8,557)	(40,929)
Other income (expenses)	741	390	1,848	234	(154,142)	1,424	1,002	1,185
Gain before tax	7,478	1,198	1,803	2,206	11,581	3,906	1,424	4,417
Income tax	(1,853)	(231)	—	(467)	(1,736)	(855)	(202)	(1,066)
Gain for the year	5,625	967	1,803	1,739	9,845	3,051	1,222	3,351

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Intangible Assets:

(a)	The composition of intangible assets as of December 31, 2025 and 2024, are as follows:

	Average useful Life		Average remaining amortization		Gross balance		Accumulated Amortization		Net balance
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Other independently originated intangible assets	6	6	4	4	433,543	379,546	(258,965)	(220,990)	174,578	158,556
Total					433,543	379,546	(258,965)	(220,990)	174,578	158,556

(b)	The change in intangible assets during the year ended December 31, 2025 and 2024, are detailed as follows:

	2025	2024
	MCh$	MCh$
Gross Balance
Balance as of January 1,	379,546	322,148
Acquisition	58,597	57,617
Disposals/ write-downs	(9,474)	(219)
Transfers	5,567	—
Impairment (*)	(693)	—
Total	433,543	379,546

Accumulated Amortization
Balance as of January 1,	(220,990)	(184,944)
Amortization for the year (**)	(41,453)	(36,265)
Disposals/ write-downs	8,304	219
Transfers	(5,055)
Impairment (*)	229	—
Total	(258,965)	(220,990)

Balance Net	174,578	158,556

(*)	See Note 40 Impairment of non-financial assets.
(**)	See Note 39 Depreciation and Amortization.

(c)	As of December 31, 2025, the Bank maintains Ch$18,157 million (Ch$13,889 million as of December 31, 2024) of assets associated with technological developments in progress.

(d)	As of December 31, 2025 and 2024, there are no restrictions on the Bank’s intangible assets. Also, there are no intangible assets held as collateral for the fulfillment of obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Property and equipment:

(a)	The properties and equipment as of December 31, 2025 and 2024 are composed of the following:

	Average useful Life		Average remaining depreciation		Gross balance		Accumulated Depreciation		Net balance
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of property and equipment:
Land and Buildings	25	26	17	18	324,366	327,862	(175,899)	(173,132)	148,467	154,730
Equipment	5	5	3	3	259,367	261,142	(236,924)	(236,146)	22,443	24,996
Others	7	7	4	4	60,170	63,198	(51,666)	(53,851)	8,504	9,347
Total					643,903	652,202	(464,489)	(463,129)	179,414	189,073

(b)	The changes in properties and equipment as of December 31, 2025 and 2024, are as follows:

	December 2025
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2025	327,862	261,142	63,198	652,202
Reclassification	1,222	309	(1,531)	—
Additions	6,161	9,854	1,922	17,937
Write-downs and sales of the year	(10,853)	(6,138)	(3,413)	(20,404)
Transfers	—	(5,567)	—	(5,567)
Impairment (**)	(26)	(233)	(6)	(265)
Total	324,366	259,367	60,170	643,903

Accumulated Depreciation
Balance as of January 1, 2025	(173,132)	(236,146)	(53,851)	(463,129)
Reclassification	(1,150)	(173)	1,323	—
Depreciation of the year (*)	(9,807)	(11,379)	(2,458)	(23,644)
Write-downs and sales of the year	8,190	5,719	3,320	17,229
Transfers	—	5,055	—	5,055
Total	(175,899)	(236,924)	(51,666)	(464,489)

Balance as of December 31, 2025	148,467	22,443	8,504	179,414

	December 2024
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2024	322,766	256,933	61,118	640,817
Additions	7,369	5,286	3,699	16,354
Write-downs and sales of the year	(2,273)	(1,075)	(1,619)	(4,967)
Impairment (**) (***)	—	(2)	—	(2)
Total	327,862	261,142	63,198	652,202

Accumulated Depreciation
Balance as of January 1, 2024	(165,286)	(221,083)	(52,791)	(439,160)
Depreciation of the year (*)	(9,725)	(15,881)	(2,566)	(28,172)
Write-downs and sales of the year	1,879	818	1,506	4,203
Total	(173,132)	(236,146)	(53,851)	(463,129)

Balance as of December 31, 2024	154,730	24,996	9,347	189,073

(*)	See Note 39 Depreciation and Amortization.
(**)	See Note 40 Impairment of non-financial assets.
(***)	Does not include provision for write-off of Property and equipment of Ch$1,119 million as of December 31, 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Property and equipment, continued:

(c)	As of December 31, 2025, the Bank records Ch$10,920 million (Ch$5,510 million as of December 31, 2024) in assets under commissioning.

(d)	As of December 31, 2025 and 2024, there are no restrictions on property and equipment of the Bank and its subsidiaries. Furthermore, there are no property and equipment held as collateral for the fulfillment of obligations.

17.	Right-of-use assets and Lease liabilities:

(a)	The composition of the rights over leased assets as of December 31, 2025 and 2024, is as follows:

	Gross Balance		Accumulated Depreciation		Net Balance
	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Categories
Buildings	111,839	126,655	(62,144)	(63,657)	49,695	62,998
Floor space for ATMs	41,026	36,080	(18,040)	(9,307)	22,986	26,773
Improvements to leased properties	28,562	28,783	(21,998)	(21,675)	6,564	7,108
Total	181,427	191,518	(102,182)	(94,639)	79,245	96,879

(b)	The changes of the rights over leased assets as of December 31, 2025 and 2024, is as follows:

	December 2025
	Buildings	Floor space for ATMs	Improvements to leased property	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2025	126,655	36,080	28,783	191,518
Additions	8,256	5,239	765	14,260
Write-downs	(22,850)	(293)	(986)	(24,129)
Remeasurement	(222)	—	—	(222)
Other incremental	—	—	—	—
Total	111,839	41,026	28,562	181,427

Accumulated Depreciation
Balance as of January 1, 2025	(63,657)	(9,307)	(21,675)	(94,639)
Depreciation of the year (*)	(19,581)	(9,026)	(1,049)	(29,656)
Write-downs	21,321	293	726	22,340
Other incremental	(227)	—	—	(227)
Total	(62,144)	(18,040)	(21,998)	(102,182)

Balance as of December 31, 2025	49,695	22,986	6,564	79,245

(*)	See Note 39 Depreciation and Amortization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.	Right-of-use assets and Lease liabilities, continued:

	December 2024
	Buildings	Floor space for ATMs	Improvements to leased property	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2024	145,849	33,060	30,426	209,335
Additions	13,892	4,385	872	19,149
Write-downs	(33,019)	(1,197)	(2,515)	(36,731)
Remeasurement	(67)	(168)	—	(235)
Other incremental	—	—	—	—
Total	126,655	36,080	28,783	191,518

Accumulated Depreciation
Balance as of January 1, 2024	(75,361)	(2,669)	(22,416)	(100,446)
Depreciation of the year (*)	(20,939)	(7,733)	(1,135)	(29,807)
Write-downs	32,638	1,123	1,876	35,637
Other incremental	5	(28)	—	(23)
Total	(63,657)	(9,307)	(21,675)	(94,639)

Balance as of December 31, 2024	62,998	26,773	7,108	96,879

(*)	See Note 39 Depreciation and Amortization.

(c)	Future maturities (including unearned interest) of the lease liabilities as of December 31, 2025 and 2024 are detailed as follows:

	December 2025
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Lease associated to:
Buildings	—	1,551	3,099	10,731	19,628	10,676	7,399	53,084
ATMs	—	802	1,603	7,206	15,062	733	20	25,426
Total	—	2,353	4,702	17,937	34,690	11,409	7,419	78,510

	December 2024
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Lease associated to:
Buildings	—	1,692	3,374	14,158	23,675	14,245	10,657	67,801
ATMs	—	699	1,396	6,228	15,353	5,532	28	29,236
Total	—	2,391	4,770	20,386	39,028	19,777	10,685	97,037

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.	Right-of-use assets and Lease liabilities, continued:

The Bank and its subsidiaries maintain contracts with certain renewal options and for which there is reasonable certainty that said option exercised shall be carried out. In such cases, the lease term used to measure the liability and assets corresponds to an estimate of future renewals.

(d)	The changes of the obligations for lease liabilities and the flows for the years 2025 and 2024 are as follows:

Total cash flow for the year
Lease liability	MCh$

Balances as of January 1, 2024	101,480
Liabilities for new lease agreements	14,648
Interest accrued expenses	2,381
Payments of capital and interests	(29,991)
Remeasurement	(235)
Derecognized contracts	(457)
Readjustments	3,603
Balances as of December 31, 2024	91,429

Liabilities for new lease agreements	10,951
Interest accrued expenses	2,112
Payments of capital and interests	(30,897)
Remeasurement	(222)
Derecognized contracts	(1,568)
Readjustments	2,538
Balances as of December 31, 2025	74,343

(e)	The future cash flows related to short-term lease agreements in effect as of December 31, 2025 correspond to Ch$5,071 million (Ch$3,557 million as of December 31, 2024).

(f)	As of December 31, 2025, the minimum future rental income to be received from operating leases amounts to Ch$19,926 million (Ch$14,101 million as of December 31, 2024).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes:

(a)	Current Taxes:

The Bank and its subsidiaries at the end of each year, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the Statement of Financial Position net of taxes to be recovered or payable, as applicable, as of December 31, 2025 and 2024 according to the following detail:

	2025	2024
	MCh$	MCh$

Income tax	(325,028)	(333,719)
Tax Previous year	—	—
Less:
Monthly prepaid taxes	286,874	483,615
Credit for training expenses	1,920	1,820
Others	4,271	8,021
Total tax (payable) receivable, net	(31,963)	159,737

Income tax rate	27%	27%

	2025	2024
	MCh$	MCh$

Current tax assets	1,846	159,869
Current tax liabilities	(33,809)	(132)
Total tax, net	(31,963)	159,737

(b)	Income Tax:

The effect of the tax expense during the years between January 1 and December 31, 2025 and 2024, is composed of the following:

	2025	2024
	MCh$	MCh$
Income tax expense:
Current year taxes	332,680	339,604
Tax from previous year	(3,710)	(5,343)
Subtotal	328,970	334,261
(Credit) charge for deferred taxes:
Origin and reversal of temporary differences	(7,188)	(16,678)
Subtotal	(7,188)	(16,678)
Others	(861)	822
Net charge to income for income taxes	320,921	318,405

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes, continued:

(c)	Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2025 and 2024:

	2025		2024
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	27.00	408,559	27.00	411,965
Additions or deductions	(1.37)	(20,660)	(1.17)	(17,924)
Price-level restatement	(4.37)	(66,182)	(4.97)	(75,802)
Other	(0.05)	(796)	0.01	166
Effective rate and income tax expense	21.21	320,921	20.87	318,405

(d)	Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their Consolidated Financial Statements. Debit and credit differences as of December 31, 2025 are detailed as follows:

	Balances as of December 31,	Effect on		Balances as of December 31,
	2024	Income	Equity	2025
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	384,945	(12,854)	—	372,091
Personnel provision	24,636	(3,201)	—	21,435
Provision disposal undrawn credit lines	3,237	7,663	—	10,900
Staff vacations provisions	11,562	112	—	11,674
Accrued interest adjustments from impaired loans	16,534	53	—	16,587
Staff severance indemnities provision	1,004	(42)	17	979
Provision of credit cards expenses	10,968	(760)	—	10,208
Provision of accrued expenses	10,231	(1,100)	—	9,131
Adjustment for valuation of investments and equity instruments at fair value through other comprehensive income	475	—	(475)	—
Leasing	110,943	15,181	—	126,124
Income received in advance	4,114	(625)	—	3,489
Property and equipment valuation difference	6,800	2,788	—	9,588
Other adjustments	23,483	5,417	—	28,900
Total Debit Differences	608,932	12,632	(458)	621,106

Credit Differences:
Intangible	24,998	3,575	—	28,573
Adjustment for valuation of investments and equity instruments at fair value through other comprehensive income	—	—	909	909
Transitory assets	9,726	(119)	—	9,607
Loans accrued to effective rate	2,333	(122)	—	2,211
Prepaid expenses	6,400	(3,839)	—	2,561
Exchange rate difference	801	5,916	—	6,717
Activated bond placement expense	4,895	16	—	4,911
Other adjustments	3,116	17	—	3,133
Total Credit Differences	52,269	5,444	909	58,622

Total Debit (Credit), net	556,663	7,188	(1,367)	562,484

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes, continued:

(d)	Effect of deferred taxes on income and equity, continued:

Reconciliation to Statement of Financial Position:

	2025	2024
	MCh$	MCh$

Deferred tax assets	563,906	556,829
Deferred tax liabilities	(1,422)	(166)
Total deferred taxes	562,484	556,663

Debit and credit differences as of December 31, 2024 are detailed as follows:

	Balances as of December 31,	Effect on		Balances as of December 31,
	2023	Income	Equity	2024
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	372,267	12,678	—	384,945
Personnel provision	24,404	232	—	24,636
Provision disposal undrawn credit lines	3,183	54	—	3,237
Staff vacations provisions	12,025	(463)	—	11,562
Accrued interest adjustments from impaired loans	14,937	1,597	—	16,534
Staff severance indemnities provision	1,252	(217)	(31)	1,004
Provision of credit cards expenses	9,857	1,111	—	10,968
Provision of accrued expenses	10,737	(506)	—	10,231
Adjustment for valuation of investments and equity instruments at fair value through other comprehensive income	277	—	198	475
Leasing	103,352	7,591	—	110,943
Incomes received in advance	5,149	(1,035)	—	4,114
Property and equipment valuation difference	2,876	3,924	—	6,800
Other adjustments	31,009	(7,526)	—	23,483
Total Debit Differences	591,325	17,440	167	608,932

Credit Differences:
Intangible (software and others)	19,085	5,913	—	24,998
Adjustment for valuation of investments and equity instruments at fair value through other comprehensive income	—	—	—	—
Transitory assets	8,874	852	—	9,726
Loans accrued to effective rate	2,484	(151)	—	2,333
Prepaid expenses	10,885	(4,485)	—	6,400
Exchange rate difference	1,636	(835)	—	801
Activated bond placement expense	5,257	(362)	—	4,895
Other adjustments	3,286	(170)	—	3,116
Total Credit Differences	51,507	762	—	52,269

Total Debit(Credit), net	539,818	16,678	167	556,663

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes, continued:

(e)	For the purposes of complying with the Circular No. 47 issued by the Chilean Internal Revenue Service (SII) and No. 3,478 issued by the CMF, dated August 18, 2009 the changes and effects generated by the application of Article 31, No. 4 of the Income Tax Law are detailed below.

As the circular requires, the information corresponds only to the Bank’s loan operations and does not consider operations of subsidiary entities that are consolidated in these Consolidated Financial Statements.

			Assets at tax value
(e.1) Loans to Banks and Loans to customers as of December 31, 2025	Book value assets (*)	Assets at tax value	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans to Banks	399,123	399,792	—	—	—
Commercial loans	16,245,986	16,638,563	52,050	99,694	151,744
Consumer loans	5,341,871	5,876,928	1,257	42,149	43,406
Residential mortgage loans	13,874,507	13,929,216	17,187	1,943	19,130
Total	35,861,487	36,844,499	70,494	143,786	214,280

			Assets at tax value
(e.1) Loans to Banks and Loans to customers as of December 31, 2024	Book value assets (*)	Assets at tax value	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans to Banks	666,815	667,703	—	—	—
Commercial loans	17,209,033	17,619,880	48,979	94,025	143,004
Consumer loans	5,183,601	5,648,054	1,357	34,500	35,857
Residential mortgage loans	13,180,186	13,227,905	13,908	685	14,593
Total	36,239,635	37,163,542	64,244	129,210	193,454

(*)	In accordance with the aforementioned Circular and the instructions from the SII, the value of assets in the Financial Statements are presented on an stand-alone basis (only considering Banco de Chile) net of allowance for loan losses and do not include lease and factoring operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Taxes, continued:

(e.2) Allowances on past-due loans	Balance as of January 1, 2025	Write-offs against provisions	Allowances established	Allowances released	Balance as of December 31, 2025
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	94,025	(52,371)	108,970	(50,930)	99,694
Consumer loans	34,500	(304,661)	341,290	(28,979)	42,150
Residential mortgage loans	685	(2,049)	4,486	(1,178)	1,944
Total	129,210	(359,081)	454,746	(81,087)	143,788

(e.2) Allowances on past-due loans	Balance as of January 1, 2024	Write-offs against provisions	Allowances established	Allowances released	Balance as of December 31, 2024
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	107,464	(93,816)	123,192	(42,815)	94,025
Consumer loans	37,532	(330,064)	348,148	(21,116)	34,500
Residential mortgage loans	586	(1,610)	2,820	(1,111)	685
Total	145,582	(425,490)	474,160	(65,042)	129,210

(e.3) Write-offs and recoveries	2025	2024
	MCh$	MCh$

Write-offs, Art. 31 No. 4 second subparagraph	34,158	26,248
Write-offs resulting in allowances released	299	77
Recovery or renegotiation of written-off loans	1,773	1,306

(e.4) Application of Art. 31 No. 4 first & third subsections of the income tax law	2025	2024
	MCh$	MCh$

Write-offs in accordance with first subparagraph	—	—
Write-offs in accordance with third subparagraph	299	77

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

19.	Other Assets:

At the end of each year, this line item is composed of the following:

	2025	2024
	MCh$	MCh$

Cash collateral provided for derivative financial transactions	463,266	347,788
Debtors from brokerage of financial instruments	419,167	195,252
Accounts receivable from the General Treasury of the Republic and other fiscal organizations	406,395	349,282
Accounts receivable from third parties	170,185	195,364
Assets to be leased out as lessor (*)	134,283	162,594
Prepaid expenses	39,416	53,645
Income from regular activities from contracts with customers	22,350	24,006
Other provided cash collateral	11,836	14,806
Investment properties	11,049	11,406
Pending transactions	3,364	3,351
Accumulated impairment in respect of other assets receivable	(2,638)	(1,817)
Other Assets	17,358	17,864
Total	1,696,031	1,373,541

(*)	Correspond to fixed assets to be delivered under the financial lease modality.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Non-current assets and disposal groups held for sale and Liabilities included in disposal groups for sale:

(a)	At the end of each year, the item is composed as follows:

	2025	2024
	MCh$	MCh$

Assets received in lieu of payment or awarded at judicial sale (*)
Assets awarded in judicial auction	22,571	27,854
Assets received in lieu of payment	2,054	5,075
Provision for assets received in lieu of payment or awarded	(35)	(82)

Non-current assets for sale
Investments in other companies	—	—
Assets for recovery of assets transferred in financial leasing operations	1,013	603

Disposal groups held for sale	—	—
Total	25,603	33,450

(*)	Assets received in lieu of payment refer to assets accepted as payment for past-due or written-off debts owed by customers. The assets acquired in this manner does not exceed 20% of the Bank’s effective equity.

(b)	The changes of the provision for assets received in lieu of payment during the year 2025 and 2024 are as follows:

Provision for assets received in lieu of payment	MCh$

Balance as of January 1, 2024	60
Provisions used	(1,890)
Provisions established	1,912
Provisions released	—
Balance as of December 31, 2024	82
Provisions used	(2,667)
Provisions established	2,620
Provisions released	—
Balance as of December 31, 2025	35

(c)	The Bank does not present liabilities classified in the disposal group for sale during the years December 31, 2025 and 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.	Financial liabilities held for trading at fair value through profit or loss:

The item detail is as follows:

	2025	2024
	MCh$	MCh$

Financial derivative contracts	2,080,222	2,444,806
Others	512	990
Total	2,080,734	2,445,796

a)	As of December 31, 2025 and 2024, the Bank maintains the following debt portfolio of derivative instruments:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total		Fair value Liabilities
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Currency forward	—	—	7,393,965	3,638,001	3,560,210	2,003,870	3,716,879	2,583,070	659,862	863,850	50,930	—	—	—	15,381,846	9,088,791	456,184	241,632
Interest rate swap	—	—	3,093,258	619,104	2,016,845	1,627,918	7,398,940	4,583,573	7,351,083	7,622,130	4,073,662	3,963,087	3,779,852	3,921,627	27,713,640	22,337,439	414,907	650,580
Interest rate swap and cross currency swap	—	—	151,577	96,844	369,984	198,892	1,700,333	2,331,613	3,071,039	2,909,482	2,631,798	1,978,681	3,375,877	2,879,356	11,300,608	10,394,868	1,206,802	1,547,488
Call currency options	—	—	12,533	10,499	18,722	38,376	33,332	18,825	—	—	—	—	—	—	64,587	67,700	870	4,151
Put currency options	—	—	5,783	4,761	7,611	46,913	21,870	64,449	—	11,340	—	—	—	—	35,264	127,463	1,459	955
Total	—	—	10,657,116	4,369,209	5,973,372	3,915,969	12,871,354	9,581,530	11,081,984	11,406,802	6,756,390	5,941,768	7,155,729	6,800,983	54,495,945	42,016,261	2,080,222	2,444,806

b)	Other instruments or financial liabilities:

	2025	2024
	MCh$	MCh$

Current accounts and other demand deposits	—	—
Savings accounts and other time deposits	—	—
Debt instruments issued	—	—
Others	512	990
Total	512	990

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost:

The item detail is as follows:

	2025	2024
	MCh$	MCh$

Current accounts and other demand deposits	14,498,196	14,263,303
Time deposits and saving accounts	13,971,968	14,168,703
Obligations under repurchase agreements	286,915	109,794
Borrowings from financial institutions	1,296,751	1,103,468
Debt financial instruments issued	10,800,851	9,690,069
Other financial obligations	367,323	284,479
Total	41,222,004	39,619,816

(a)	Current accounts and other demand deposits:

At the end of each year, the composition of current accounts and other demand deposits is as follows:

	2025	2024
	MCh$	MCh$

Current accounts	11,775,903	11,769,419
Other demand obligations	1,507,373	1,382,554
Demand deposits accounts	724,359	652,075
Other demand deposits	490,561	459,255
Total	14,498,196	14,263,303

(b)	Time deposits and saving accounts:

At the end of each year, the composition of Time deposits and saving accounts is as follows:

	2025	2024
	MCh$	MCh$

Time deposits	13,546,479	13,764,830
Term savings accounts	405,689	374,593
Other term balances payable	19,800	29,280
Total	13,971,968	14,168,703

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

(c)	Obligations under repurchase agreements:

The Bank obtains financing by selling financial instruments and agreeing to repurchase them in the future, plus interest at a prefixed rate. As of December 31, 2025 and 2024, the repurchase agreements are the following:

	2025	2024
	MCh$	MCh$
Transaction with domestic banks	—	—
Transaction with foreign banks	—	—
Transaction with other domestic entities
Repurchase agreements	286,915	109,794
Transaction with other foreign entities	—	—

Total	286,915	109,794

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreement and securities lending as of December 31, 2025 amounts to Ch$284,572 million (Ch$109,505 million in December 2024). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

(d)	Borrowings from Financial Institutions:

At the end of each year, borrowings from financial institutions are detailed as follows:

	2025	2024
	MCh$	MCh$
Foreign banks
Foreign trade financing
Bank of America, N.A.	238,925	124,057
HSBC Bank	208,465	245,469
JP Morgan Chase Bank, N.A.	168,329	—
Caixabank S.A.	147,091	201,802
Citibank N.A.	137,114	2,189
Zurcher Kantonalbank	108,803	90,386
The Bank of New York Mellon	85,533	240,008
Standard Chartered Bank (Hong Kong) Limited	63,261	—
Standard Chartered Bank	2,086	2,685
Commerzbank AG	839	1,417
Wells Fargo Bank	50	1,890
DZ Bank AG Deutsche	—	41,646
MUFG Bank, LTD	—	71

Borrowings and other obligations
Wells Fargo Bank, N.A.	136,255	150,775
Citibank N.A. United Kingdom	—	986
Deutsche Bank Trust Company Americas	—	87
Subtotal foreign banks	1,296,751	1,103,468

Chilean Central Bank (*)	—	—
Total	1,296,751	1,103,468

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued:

At the end of each year, the composition of debt financial instruments issued as follows:

	2025	2024
	MCh$	MCh$

Mortgage finance bonds
Mortgage finance bonds for housing	521	849
Mortgage finance bonds for general purposes	—	1

Bonds
Senior Bonds	10,800,330	9,689,219
Mortgage bonds	—	—
Total	10,800,851	9,690,069

During the year ended December 31, 2025 Banco de Chile has placed bonds for Ch$2,742,341 million, which corresponds to Short-Term Bonds and Long-Term Bonds for amounts of Ch$819,195 and Ch$1,923,146 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date

Wells Fargo Bank	USD	98,630	4.68	01/27/2025	05/02/2025
Wells Fargo Bank	USD	98,630	4.65	01/27/2025	08/01/2025
Wells Fargo Bank	USD	92,519	4.55	03/07/2025	04/07/2025
Wells Fargo Bank	USD	9,252	4.45	03/07/2025	09/05/2025
Wells Fargo Bank	USD	93,634	4.60	06/25/2025	10/01/2025
Wells Fargo Bank	USD	93,062	4.55	06/26/2025	11/03/2025
Wells Fargo Bank	USD	4,653	4.55	06/26/2025	07/31/2025
Wells Fargo Bank	USD	96,646	4.45	08/05/2025	12/08/2025
Wells Fargo Bank	USD	94,372	4.10	10/28/2025	02/06/2026
Wells Fargo Bank	USD	46,310	4.20	11/26/2025	12/29/2025
Wells Fargo Bank	USD	91,487	4.01	12/29/2025	04/02/2026
Total		819,195

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued, continued:

Long-Term Bonds

Serie	Currency	Amount MCh$	Terms Years	Annual interest rate %	Issued date	Maturity date
BCHIFC0721	UF	22,830	5	2.97	03/17/2025	01/01/2030
BCHIFC0721	UF	11,422	5	2.97	03/20/2025	01/01/2030
BCHIFC0721	UF	40,001	5	2.97	03/21/2025	01/01/2030
BCHIFC0721	UF	30,548	5	2.96	04/01/2025	01/01/2030
BCHIFO0721	UF	34,577	7	2.92	04/03/2025	01/01/2032
BCHIFH1221	UF	33,047	6	2.84	04/15/2025	12/01/2030
BCHIGG1121	UF	38,413	10	3.03	04/17/2025	05/01/2035
BCHIHD0424	UF	81,115	10	3.03	04/17/2025	10/01/2034
BCHIFH1221	UF	11,679	6	2.92	05/07/2025	12/01/2030
BCHIGG1121	UF	5,712	10	3.03	05/09/2025	05/01/2035
BCHIHN1223	UF	12,517	15	3.06	05/09/2025	12/01/2039
BCHIFA0222	UF	22,900	3	2.77	05/30/2025	08/01/2028
BCHIFH1221	UF	9,575	6	3.06	05/30/2025	12/01/2030
BCHIFH1221	UF	13,407	6	3.06	06/02/2025	12/01/2030
BCHIFH1221	UF	9,581	6	3.05	06/02/2025	12/01/2030
BCHIFH1221	UF	8,667	6	3.04	06/03/2025	12/01/2030
BCHIFH1221	UF	4,145	6	3.04	06/06/2025	12/01/2030
BCHIFH1221	UF	25,567	6	3.04	06/10/2025	12/01/2030
BCHIFO0721	UF	19,306	7	3.06	06/10/2025	01/01/2032
BCHIGG1121	UF	23,174	10	3.15	07/03/2025	05/01/2035
BCHICI0815	UF	19,989	8	3.14	07/09/2025	02/01/2033
BCHICG0815	UF	49,639	7	3.14	07/10/2025	08/01/2032
BCHICH1215	UF	15,721	8	3.14	07/10/2025	12/01/2032
BCHICI0815	UF	5,996	8	3.14	07/10/2025	02/01/2033
BCHIHW1223	UF	65,578	19	3.21	07/15/2025	06/01/2044
BCHIGB0322	UF	8,589	9	3.18	07/17/2025	09/01/2034
BCHIGB0322	UF	9,557	9	3.16	07/18/2025	09/01/2034
BCHIGB0322	UF	5,747	9	3.13	07/21/2025	09/01/2034
BCHIGB0322	UF	19,187	9	3.11	07/22/2025	09/01/2034
BCHIGG1121	UF	5,718	10	3.11	07/22/2025	05/01/2035
BCHIHW1223	UF	18,489	19	3.19	07/22/2025	06/01/2044
BCHIGG1121	UF	3,870	10	2.99	08/22/2025	05/01/2035
BCHIHN1223	UF	22,894	15	3.06	08/27/2025	12/01/2039
BCHIGG1121	UF	15,519	10	3.01	09/04/2025	05/01/2035
BCHIHW1223	UF	8,374	19	3.12	09/04/2025	06/01/2044
BCHIGA1121	UF	38,815	9	3.05	09/05/2025	05/01/2034
BCHIGD0721	UF	153,769	10	3.09	09/05/2025	01/01/2035
BCHIHI1223	UF	206,194	12	3.13	09/05/2025	06/01/2037
BCHIGA1121	UF	31,211	9	2.99	09/11/2025	05/01/2034
BCHIGA1121	UF	1,951	9	2.99	09/15/2025	05/01/2034
BCHIHW1223	UF	23,076	19	3.12	09/15/2025	06/01/2044
BCHIHN1223	UF	41,978	14	3.03	09/16/2025	12/01/2039
BCHIFU0522	UF	64,527	7	2.91	09/17/2025	11/01/2032
BCHIGA1121	UF	21,475	9	2.99	09/17/2025	05/01/2034
BCHIFU0522	UF	31,288	7	2.91	09/22/2025	11/01/2032
BCHIGA1121	UF	5,862	9	2.98	09/22/2025	05/01/2034
BCHIHH1223	UF	87,021	11	3.08	09/22/2025	12/01/2036
BCHIHH1223	UF	66,367	11	3.07	09/23/2025	12/01/2036
BCHIFU0522	UF	5,873	7	2.90	09/25/2025	11/01/2032
BCHIGA1121	UF	25,525	9	2.99	10/28/2025	05/01/2034
BCHIHW1223	UF	6,410	19	3.03	10/28/2025	06/01/2044
BCHIHW1223	UF	12,850	19	3.02	10/30/2025	06/01/2044
BCHIFU0522	UF	15,573	7	2.89	11/06/2025	11/01/2032
Subtotal UF		1,572,815

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued, continued:

Long-Term Bonds

Serie	Currency	Amount MCh$	Terms Years	Annual interest rate %	Issued date	Maturity date

BONO CHF	CHF	115,739	6	1.1875	06/17/2025	07/15/2031
BONO JPY	JPY	65,260	5	1.635	06/18/2025	06/27/2030
BONO MXN	MXN	50,998	5	TIIE (28 days) + 1.05	07/09/2025	07/17/2030
BONO AUD	AUD	43,101	10	BBSW3M +1.28	10/22/2025	10/30/2035
BONO HKD	HKD	75,233	7	3.735	10/30/2025	11/12/2032
Subtotal other currencies		350,331
Total		1,923,146

During the year ended December 31, 2024, Banco de Chile has placed bonds of Ch$1,012,638 million, which corresponds to Short-Term Bonds and Long-Term Bonds of Ch$28,049 million and Ch$984,589 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date

Wells Fargo Bank	USD	28,049	5.46	05-07-2024	08-07-2024
Total		28,049

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued, continued:

Long-Term Bonds

Serie	Currency	Amount MCh$	Terms Years	Annual interest rate %	Issued date	Maturity date

BCHIEZ1121	UF	107,462	4	3.72	01-15-2024	05-01-2028
BCHIEZ1121	UF	31,197	4	3.72	01-16-2024	05-01-2028
BCHICE1215	UF	21,998	7	3.20	01-31-2024	12-01-2031
BCHICH1215	UF	7,350	8	3.15	02-08-2024	12-01-2032
BCHIFA0222	UF	32,349	4	3.25	03-15-2024	08-01-2028
BCHIFA0222	UF	19,518	4	3.32	03-21-2024	08-01-2028
BCHIEY1021	UF	12,474	4	3.29	03-22-2024	04-01-2028
BCHIFA0222	UF	14,228	4	3.29	03-25-2024	08-01-2028
BCHIGG1121	UF	12,345	11	3.35	03-26-2024	05-01-2035
BCHIFA0222	UF	3,566	4	3.24	03-27-2024	08-01-2028
BCHIEY1021	UF	17,696	4	3.28	04-04-2024	04-01-2028
BCHIEX0122	UF	9,231	1	3.10	04-12-2024	07-01-2025
BCHIEX0122	UF	14,793	1	3.02	04-17-2024	07-01-2025
BCHIHX1223	UF	32,225	20	3.49	05-08-2024	12-01-2044
BCHIHX1223	UF	11,376	20	3.49	05-09-2024	12-01-2044
BCHIHX1223	UF	5,727	20	3.46	05-17-2024	12-01-2044
BCHIHX1223	UF	15,283	20	3.46	05-22-2024	12-01-2044
BCHIHX1223	UF	37,202	20	3.55	06-04-2024	12-01-2044
BCHIFO0721	UF	3,575	8	3.48	06-06-2024	01-01-2032
BCHIEY1021	UF	3,606	4	3.20	06-10-2024	04-01-2028
BCHIGG1121	UF	8,366	11	3.53	06-11-2024	05-01-2035
BCHIFB1021	UF	21,220	5	3.35	06-12-2024	04-01-2029
BCHIEY1021	UF	12,648	4	3.29	07-09-2024	04-01-2028
BCHIFB1021	UF	39,504	5	3.50	07-09-2024	04-01-2029
BCHIFB1021	UF	1,796	5	3.49	07-09-2024	04-01-2029
BCHIFB1021	UF	5,399	5	3.45	07-10-2024	04-01-2029
BCHIFC0721	UF	37,442	6	3.47	07-11-2024	01-01-2030
BCHIFC0721	UF	7,147	6	3.43	07-12-2024	01-01-2030
BCHIHX1223	UF	7,550	20	3.50	07-18-2024	12-01-2044
BCHIFB1021	UF	25,454	5	3.23	07-23-2024	04-01-2029
BCHIFA0222	UF	18,404	4	3.04	07-24-2024	08-01-2028
BCHIFO0721	UF	19,198	8	2.50	09-27-2024	01-01-2032
BCHIHX1223	UF	94,840	20	2.36	09-30-2024	12-01-2044
BCHIHP1223	UF	220,035	16	2.37	10-01-2024	12-01-2040
Subtotal		932,204

BONO HKD	HKD	52,385	10	4.22	02-02-2024	02-09-2034
Subtotal other currencies		52,385
Total		984,589

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Financial liabilities at amortized cost, continued:

As of December 31, 2025 and 2024, the Bank has not presented defaults in the payment of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

(f)	Other Financial Obligations:

At the end of each year, the composition of other financial obligations is as follows:

	2025	2024
	MCh$	MCh$

Other Chilean financial obligations	367,323	284,479
Other financial obligations with the Public sector	—	—
Total	367,323	284,479

23.	Regulatory capital financial instruments:

a)	At the end of each year, this item is composed as follows:

	2025	2024
	MCh$	MCh$

Subordinated bonds
Subordinated bonds with transitory recognition	—	—
Subordinated bonds	1,087,093	1,068,879
Bonds with no fixed term of maturity	—	—
Preferred stock	—	—
Total	1,087,093	1,068,879

b)	Issuances of regulatory capital financial instruments in the year:

As of December 31, 2025 and 2024, no issues of regulatory capital financial instruments have been made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Regulatory capital financial instruments, continued:

c)	Changes in regulatory capital financial instruments:

	Subordinated bonds	Bonds with no maturity	Preferred shares
	MCh$	MCh$	MCh$

Balance as of January 1, 2024	1,039,814	—	—
Emissions made	—	—	—
Transaction costs	—	—	—
Transaction costs amortization	—	—	—
Accrued interest	34,551	—	—
Acquisition or redemption by the issuer	—	—	—
Modification of the issuance conditions	—	—	—
Interest and UF indexation payments to the holder	(41,432)	—	—
Principal payments to the holder	(9,205)	—	—
Accrued UF indexation	45,151	—	—
Exchange rate differences	—	—	—
Depreciation	—	—	—
Reappraisal	—	—	—
Expiration	—	—	—
Conversion to common shares	—	—	—
Balance as of December 31, 2024	1,068,879	—	—

Balance as of January 1, 2025	1,068,879	—	—
Emissions made	—	—	—
Transaction costs	—	—	—
Transaction costs amortization	—	—	—
Accrued interest	35,283	—	—
Acquisition or redemption by the issuer	—	—	—
Modification of the issuance conditions	—	—	—
Interest and UF indexation payments to the holder	(43,392)	—	—
Principal payments to the holder	(9,552)	—	—
Accrued UF indexation	35,875	—	—
Exchange rate differences	—	—	—
Depreciation	—	—	—
Reappraisal	—	—	—
Expiration	—	—	—
Conversion to common shares	—	—	—
Balance as of December 31, 2025	1,087,093	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Regulatory capital financial instruments, continued:

d)	Below is the detail of the subordinated bonds due as of December 31, 2025 and December 31, 2024:

December 2025
Serie	Currency	Issuance currency amount	Interest rate %	Registration date	Maturity date	Balance due MCh$

C1	UF	300,000	7.5	12/06/1999	01/01/2030	4,167
C1	UF	200,000	7.4	12/06/1999	01/01/2030	2,780
C1	UF	530,000	7.1	12/06/1999	01/01/2030	7,404
C1	UF	300,000	7.1	12/06/1999	01/01/2030	4,193
C1	UF	50,000	6.5	12/06/1999	01/01/2030	706
C1	UF	450,000	6.6	12/06/1999	01/01/2030	6,350
D1	UF	2,000,000	3.6	06/20/2002	04/01/2026	3,626
F	UF	1,000,000	5.0	11/28/2008	11/01/2033	38,760
F	UF	1,500,000	5.0	11/28/2008	11/01/2033	58,140
F	UF	759,000	4.5	11/28/2008	11/01/2033	30,367
F	UF	241,000	4.5	11/28/2008	11/01/2033	9,642
F	UF	4,130,000	4.2	11/28/2008	11/01/2033	167,899
F	UF	1,000,000	4.3	11/28/2008	11/01/2033	40,653
F	UF	70,000	4.2	11/28/2008	11/01/2033	2,853
F	UF	4,000,000	3.9	11/28/2008	11/01/2033	166,840
F	UF	2,300,000	3.8	11/28/2008	11/01/2033	96,242
G	UF	600,000	4.0	11/29/2011	11/01/2036	23,505
G	UF	50,000	4.0	11/29/2011	11/01/2036	1,959
G	UF	80,000	3.9	11/29/2011	11/01/2036	3,153
G	UF	450,000	3.9	11/29/2011	11/01/2036	17,751
G	UF	160,000	3.9	11/29/2011	11/01/2036	6,311
G	UF	1,000,000	2.7	11/29/2011	11/01/2036	43,916
G	UF	300,000	2.7	11/29/2011	11/01/2036	13,175
G	UF	1,360,000	2.6	11/29/2011	11/01/2036	59,884
J	UF	1,400,000	1.0	11/29/2011	11/01/2042	79,235
J	UF	1,500,000	1.0	11/29/2011	11/01/2042	85,004
J	UF	1,100,000	1.0	11/29/2011	11/01/2042	62,751
I	UF	900,000	1.0	11/29/2011	11/01/2040	49,827
				Total subordinated bonds due		1,087,093

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Regulatory capital financial instruments, continued:

December 2024
Serie	Currency	Issuance currency amount	Interest rate %	Registration date	Maturity date	Balance due MCh$

C1	UF	300,000	7.5	12/06/1999	01/01/2030	4,761
C1	UF	200,000	7.4	12/06/1999	01/01/2030	3,178
C1	UF	530,000	7.1	12/06/1999	01/01/2030	8,472
C1	UF	300,000	7.1	12/06/1999	01/01/2030	4,797
C1	UF	50,000	6.5	12/06/1999	01/01/2030	809
C1	UF	450,000	6.6	12/06/1999	01/01/2030	7,283
D1	UF	2,000,000	3.6	06/20/2002	04/01/2026	10,335
F	UF	1,000,000	5.0	11/28/2008	11/01/2033	37,358
F	UF	1,500,000	5.0	11/28/2008	11/01/2033	56,037
F	UF	759,000	4.5	11/28/2008	11/01/2033	29,365
F	UF	241,000	4.5	11/28/2008	11/01/2033	9,324
F	UF	4,130,000	4.2	11/28/2008	11/01/2033	162,631
F	UF	1,000,000	4.3	11/28/2008	11/01/2033	39,377
F	UF	70,000	4.2	11/28/2008	11/01/2033	2,764
F	UF	4,000,000	3.9	11/28/2008	11/01/2033	162,042
F	UF	2,300,000	3.8	11/28/2008	11/01/2033	93,507
G	UF	600,000	4.0	11/29/2011	11/01/2036	22,697
G	UF	50,000	4.0	11/29/2011	11/01/2036	1,891
G	UF	80,000	3.9	11/29/2011	11/01/2036	3,046
G	UF	450,000	3.9	11/29/2011	11/01/2036	17,149
G	UF	160,000	3.9	11/29/2011	11/01/2036	6,097
G	UF	1,000,000	2.7	11/29/2011	11/01/2036	42,768
G	UF	300,000	2.7	11/29/2011	11/01/2036	12,831
G	UF	1,360,000	2.6	11/29/2011	11/01/2036	58,330
J	UF	1,400,000	1.0	11/29/2011	11/01/2042	77,836
J	UF	1,500,000	1.0	11/29/2011	11/01/2042	83,509
J	UF	1,100,000	1.0	11/29/2011	11/01/2042	61,667
I	UF	900,000	1.0	11/29/2011	11/01/2040	49,018
				Total subordinated bonds due		1,068,879

24.	Provisions for contingencies:

(a)	At the end of each year, this item is composed as following:

	2025	2024
	MCh$	MCh$

Provisions for employee benefit obligations	140,153	151,633
Provisions for obligations of customer loyalty and merit programs	37,806	40,621
Provisions for lawsuits and litigation	2,037	1,592
Provisions for operational risk	552	907
Provisions of a foreign bank branch for profit remittances to its parent company	—	—
Provisions for restructuring plans	—	—
Other provisions for contingencies	—	—
Total	180,548	194,753

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions for contingencies, continued;

(b)	The following table shows the changes in provisions during the year 2025 and 2024:

	Provisions for employee benefit obligations	Provisions of a foreign bank branch for profit remittances to its parent company	Provisions for restructuring plans	Provisions for lawsuits and litigation	Provisions for obligations of customer loyalty and merit programs	Provisions for operational risk	Other provisions for contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2024	154,132	—	—	1,173	36,242	341	264	192,152
Provisions established	118,002	—	—	1,038	4,379	836	—	124,255
Provisions used	(120,501)	—	—	(482)	—	(157)	—	(121,140)
Provisions released	—	—	—	(137)	—	(113)	(264)	(514)
Balances as of December 31, 2024	151,633	—	—	1,592	40,621	907	—	194,753
Provisions established	108,309	—	—	657	—	426	—	109,392
Provisions used	(119,789)	—	—	(108)	—	(695)	—	(120,592)
Provisions released	—	—	—	(104)	(2,815)	(86)	—	(3,005)
Balances as of December 31, 2025	140,153	—	—	2,037	37,806	552	—	180,548

(c)	Provisions for employee benefit obligations:

	2025	2024
	MCh$	MCh$

Provision of short-term employee benefits	131,763	143,305
Provision of benefits to employees for contract termination	8,390	8,328
Provision of benefits to post-employment employees	—	—
Provision of long-term employee benefits	—	—
Provision of share-based employee benefits	—	—
Provision for obligations for defined contribution post-employment plans	—	—
Provision for obligations for post-employment defined benefit plans	—	—
Provision for other employee obligations	—	—
Total	140,153	151,633

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions for contingencies, continued;

(d)	Provision of short-term employee benefits:

(i)	Compliance bonuses provision:

	2025	2024
	MCh$	MCh$

Balances as of January 1	68,356	71,102
Net provisions established	53,873	54,087
Provisions used	(54,877)	(56,833)
Total	67,352	68,356

(ii)	Vacation provision:

	2025	2024
	MCh$	MCh$

Balances as of January 1	42,824	43,257
Net provisions established	8,322	8,433
Provisions used	(7,908)	(8,866)
Total	43,238	42,824

(iii)	Provision of other benefits to personnel:

	2025	2024
	MCh$	MCh$

Balances as of January 1	32,125	30,096
Net provisions established	45,583	54,571
Provisions used	(56,535)	(52,542)
Total	21,173	32,125

(e)	Provision for benefits to employees for contract termination:

(i)	Changes of the provision for employee benefits due to the termination of the employment contract:

	2025	2024
	MCh$	MCh$

Present value of the obligations at the beginning of the year	8,328	9,677
Increase in provision	469	586
Benefit paid	(469)	(1,820)
Effect of change in actuarial factors	62	(115)
Total	8,390	8,328

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions for contingencies, continued;

(e)	Provision of benefits to employees for contract termination, continued:

(ii)	Net benefits expenses:

	2025	2024
	MCh$	MCh$

Increase (decrease) in provisions	21	137
Interest cost of benefits obligations	448	449
Effect of change in actuarial factors	62	(115)
Net benefit expenses	531	471

(iii)	Factors used in the calculation of the provision:

The main assumptions used in the determination of severance indemnity obligations for the Bank’s plan are shown below:

	December 31, 2025	December 31, 2024
	%	%

Discount rate	5.71	5.71
Salary increase rate	5.50	4.50
Payment probability	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was carried out during the first quarter of 2025.

(f)	Share-based compensation programs:

As of December 31, 2025 and December 31, 2024, the Bank and its subsidiaries do not have a share-based compensation plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.	Provision for dividends:

(a)	The detail of this line item is as follows:

	2025	2024
	MCh$	MCh$

Provisions for dividends	605,955	597,228
Provisions for payment of interest on bonds with no fixed maturity term	—	—
Provision for reappreciation of bonds without a fixed term of maturity	—	—
Total	605,955	597,228

(b)	Changes at the end of each year are detailed as follows:

	Provisions for dividends	Provisions for payment of interest on bonds with no fixed maturity term	Provision for reappreciation of bonds without a fixed term of maturity	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2024	611,949	—	—	611,949
Provisions established	597,228	—	—	597,228
Provisions used	(611,949)	—	—	(611,949)
Provisions released	—	—	—	—
Balances as of December 31, 2024	597,228	—	—	597,228
Provisions established	605,955	—	—	605,955
Provisions used	(597,228)	—	—	(597,228)
Provisions released	—	—	—	—
Balances as of December 31, 2025	605,955	—	—	605,955

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.	Special provisions for credit risk:

a)	At the end of each year, this item is composed as follows:

	2025	2024
	MCh$	MCh$

Additional loan provisions (*)	631,217	700,252
Provisions for credit risk for contingent loans (**)	84,513	67,537
Provisions for country risk for transactions with debtors with residence abroad	5,552	6,395
Special provisions for loans abroad	—	—
Provisions for adjustments to the minimum provision required for normal portfolio with individual evaluation	—	—
Provisions established by credit risk because of additional prudential requirements	—	—
Total	721,282	774,184

(*)	To address the impact of applying the standard provisioning model for consumer loans, additional provisions of Ch$69,035 million were released in January 2025.
(**)	Changes in provisions for credit risk for contingent loans are disclosed in Note 13 letter (f).

b)	Changes in provisions for special credit risk are detailed as follows:

	Additional loan provisions	Provisions for credit risk for contingent loans	Provisions for country risk for transactions with debtors with residence abroad	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2024	700,252	61,227	7,668	769,147
Provisions established	—	4,883	—	4,883
Provisions used	—	—	—	—
Provisions released	—	—	(1,273)	(1,273)
Foreign exchange differences	—	1,427	—	1,427
Balances as of December 31, 2024	700,252	67,537	6,395	774,184
Provisions established	—	18,858	—	18,858
Provisions used	—	—	—	—
Provisions released	(69,035)	—	(843)	(69,878)
Foreign exchange differences	—	(1,882)	—	(1,882)
Balances as of December 31, 2025	631,217	84,513	5,552	721,282

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.	Other Liabilities:

At the end of each year, this item is composed as follows:

	2025	2024
	MCh$	MCh$

Accounts payable to third parties	435,717	425,733
Creditors for intermediation of financial instruments	417,372	193,171
Obligations for mortgage loans granted to be remitted to other banks and/or real estate companies	287,820	362,021
Cash guarantees received for derivative financial transactions	190,440	176,520
Liability for income from usual activities from contracts with customers	37,812	39,783
Agreed dividends payable	16,792	13,467
VAT liability	4,317	4,077
Outstanding transactions	1,858	1,532
Other cash guarantees received	573	483
Securities to be settled	—	3,633
Other liabilities	39,488	34,992
Total	1,432,189	1,255,412

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity:

(a)	Capital:

(i)	Authorized, subscribed and paid shares:

As of December 31, 2025, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (101,017,081,114 shares as of December 31, 2024), with no par value, subscribed and fully paid.

	As of December 31, 2025
	Number of Shares	% of Equity Holding
Corporate Name or Shareholders’s name
LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banchile Corredores de Bolsa S.A.	5,298,295,922	5.245%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
Banco de Chile on behalf of State Street	4,368,739,111	4.325%
Banco Santander on behalf of foreign investors	3,959,115,077	3.919%
JP Morgan Chase Bank	2,719,097,108	2.692%
Banco de Chile on behalf of non-resident third parties	2,355,382,741	2.332%
Banco Santander Chile	1,926,817,275	1.907%
Ever Chile SPA	1,888,369,814	1.869%
Banco de Chile on behalf of Citibank New York	1,663,309,364	1.647%
Ever 1 BAE SPA	1,166,584,950	1.155%
Larraín Vial S.A. Corredora de Bolsa	1,000,886,079	0.991%
Inversiones Avenida Borgoño Limitada	882,604,102	0.874%
BCI Corredores de Bolsa S.A.	779,379,823	0.772%
A.F.P Habitat S.A. for A Fund	758,929,122	0.751%
Santander Corredores de Bolsa Limitada	703,730,776	0.697%
A.F.P Cuprum S.A. for A Fund	635,579,418	0.629%
Banco de Chile on behalf of Citibank London	549,822,754	0.544%
Valores Security S.A. Corredores de Bolsa	527,069,658	0.522%
A.F.P Capital S.A. Pension Fund A	518,556,321	0.513%
Subtotal	83,372,546,758	82.534%
Other shareholders	17,644,534,356	17.466%
Total	101,017,081,114	100.000%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(a)	Capital, continued:

(i)	Authorized, subscribed and paid shares, continued:

	As of December 31, 2024
	Number of Shares	% of Equity Holding
Corporate Name or Shareholders’s name
LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banco de Chile on behalf of State Street	6,125,765,969	6.064%
Banchile Corredores de Bolsa S.A.	5,123,539,720	5.072%
Banco Santander on behalf of foreign investors	5,080,833,862	5.030%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
JP Morgan Chase Bank	3,041,703,508	3.011%
Banco de Chile on behalf of non-resident third parties	2,666,777,747	2.640%
Banco Santander Chile	1,941,976,163	1.922%
Ever Chile SPA	1,888,369,814	1.869%
Ever 1 BAE SPA	1,166,584,950	1.155%
Larraín Vial S.A. Corredora de Bolsa	1,042,343,304	1.032%
Banco de Chile on behalf of Citibank New York	1,038,850,995	1.028%
BCI Corredores de Bolsa S.A.	989,711,426	0.980%
Inversiones Avenida Borgoño Limitada	728,439,279	0.721%
Santander Corredores de Bolsa Limitada	581,788,686	0.576%
A.F.P Habitat S.A. for A Fund	527,598,687	0.522%
Valores Security S.A. Corredores de Bolsa	516,192,449	0.511%
A.F.P Cuprum S.A. for A Fund	492,665,765	0.488%
Inversiones CDP SPA	487,744,912	0.483%
BTG Pactual Chile S.A. Corredores de Bolsa	463,503,644	0.459%
Subtotal	85,574,668,223	84.713%
Other shareholders	15,442,412,891	15.287%
Total	101,017,081,114	100.000%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(a)	Capital, continued:

(ii)	Shares:

The following table shows the share movements from December 31, 2024 to December 31, 2025:

Total
Ordinary Shares

Total shares as of December 31, 2024	101,017,081,114

Total shares as of December 31, 2025	101,017,081,114

(b)	Approval and payment of dividends:

At the Bank Ordinary Shareholders’ Meeting held on March 27, 2025 it was approved the distribution and payment of dividend No. 213 of Ch$9.85357420889 per share of the Banco de Chile, with charge to the net distributable income for the year 2024. The dividends paid in the in the year 2025 amounted to Ch$995,380 million.

At the Bank Ordinary Shareholders’ Meeting held on March 28, 2024 it was approved the distribution and payment of dividend No. 212 of Ch$8.07716286860 per share of the Banco de Chile, with charge to the net distributable income for the year 2023. The dividends paid in the in the year 2024 amounted to Ch$815,932 million.

(c)	Provision for minimum dividends:

The Board of Directors of Banco de Chile agreed for the purposes of minimum dividends, to establish a provision of 60% of the net income resulting from reducing or adding to the net income for the related year, the adjustment of the amount of paid-in capital and reserves as a result of variations in the Consumer Price Index (CPI) between the month prior to the current month and the month of November of the previous year. The amount to be reduced of the liquid income for the year ended as of December 31, 2025 amounted to Ch$182,337 million (Ch$212,012 million as of December 31, 2024).

As indicated, as of December 31, 2025, the amount of the net income determined in accordance with the preceding paragraph is equivalent to Ch$1,009,925 million (Ch$995,380 million as of December 31, 2024). Consequently, the Bank recorded a provision for minimum dividends under “Provision for dividends” as of December 31 for Ch$605,955 million (Ch$597,228 million in December 2024), which reflects as a counterpart an equity reduction for the same amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(d)	Earnings per share:

(i)	Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank ordinary shareholders in a year between the weighted average number of shares outstanding during that year, excluding the average number of own shares held throughout the year.

(ii)	Diluted earnings per share:

In order to calculate the diluted earnings per share, both the amount of income attributable to common shareholders and the weighted average number of shares outstanding, net of own shares, must be adjusted for all the inherent dilutive effects to the potential common shares (stock options, warrants and convertible debt).

Accordingly, the basic and diluted earnings per share as of December 31, 2025 and 2024 were determined as follows:

	2025	2024
Basic earnings per share:
Net profits attributable to bank´s shareholders (in millions of Chilean pesos)	1,192,262	1,207,392
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Earning per shares (in Chilean pesos)	11.80	11.95

Diluted earnings per share:
Net profits attributable to bank´s shareholders (in millions of Chilean pesos)	1,192,262	1,207,392
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Assumed conversion of convertible debt	—	—
Adjusted number of shares	101,017,081,114	101,017,081,114
Diluted earnings per share (in Chilean pesos)	11.80	11.95

As of December 31, 2025 and 2024, the Bank does not have instruments that generate dilutive effects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(e)	Other comprehensive income:

Below is the composition and changes of accumulated other comprehensive income as of December 31, 2025 and 2024:

	Items that will not be reclassified in profit or loss				Items that can be reclassified in profit or loss
	New measurements of net defined benefit liability and actuarial results for other employee benefit plans	Fair value changes of equity instruments designated as at FVTOCI	Income tax	Subtotal	Fair value changes of financial assets at FVTOCI	Cash flow accounting hedge	Participation in other comprehensive income of entities registered under the equity method	Income tax	Subtotal	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2024	(413)	9,668	(2,499)	6,756	9,142	9,401	(74)	(983)	17,486	24,242
Other comprehensive income for the year	115	(212)	893	796	(4,664)	(21,798)	26	5,175	(21,261)	(20,465)
Balances as of December 31, 2024	(298)	9,456	(1,606)	7,552	4,478	(12,397)	(48)	4,192	(3,775)	3,777

Opening balances as of January 1, 2025	(298)	9,456	(1,606)	7,552	4,478	(12,397)	(48)	4,192	(3,775)	3,777
Other comprehensive income for the year	(62)	(148)	(448)	(658)	8,806	(28,341)	(59)	6,716	(12,878)	(13,536)
Balances as of December 31, 2025	(360)	9,308	(2,054)	6,894	13,284	(40,738)	(107)	10,908	(16,653)	(9,759)

During 2025, a reclassification was made from comprehensive income to equity reserves as a result of the sale of equity instruments irrevocably designated at fair value for Ch$1,916 million.

(e)	Retained earnings from previous years:

During the year 2025, the Ordinary Shareholders Meeting of Banco de Chile agreed to deduct and withhold from the year 2024 liquid income, an amount equivalent to the value effect of the monetary unit of paid capital and reserves according to the variation in the Consumer Price Index, which occurred between November 2023 and November 2024, amounting to Ch$212,012 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Contingencies and Commitments:

(a)	The Bank and its subsidiaries have exposures associated with contingent loans and other liabilities according to the following detail:

(a.1)	Contingent loans:

	2025	2024
	MCh$	MCh$
Guarantees and sureties
Guarantees and sureties in Chilean currency	—	—
Guarantees and sureties in foreign currency	288,710	336,737

Letters of credit for goods circulation operations	449,759	442,216

Debt purchase commitments in local currency abroad	—	—

Transactions related to contingent events
Transactions related to contingent events in Chilean currency	2,563,484	2,544,288
Transactions related to contingent events in foreign currency	609,777	580,338

Undrawn credit lines with immediate termination
Balance of lines of credit and agreed overdraft in current account – commercial loans	1,764,560	1,642,163
Balance of lines of credit on credit card – commercial loans	370,983	359,638
Balance of lines of credit and agreed overdraft in current account – consumer loans	1,501,358	1,497,076
Balance of lines of credit on credit card – consumer loans	7,816,881	7,626,423
Balance of lines of credit and agreed overdraft in current account – loans to banks	—	—

Undrawn credit lines	—	—

Other commitments
Credits for higher studies Law No. 20,027 (CAE)	—	—
Other irrevocable loan commitments	69,191	51,889

Other contingent loans	—	—

Total	15,434,703	15,080,768

(a.2)	Responsibilities assumed to meet customer needs:

	2025	2024
	MCh$	MCh$

Transactions on behalf of third parties
Collections	138,556	214,446
Placement or sale of financial instruments	—	—
Transferred financial assets managed by the bank	—	—
Third-party resources managed by the bank	1,635,950	1,147,660
Subtotal	1,774,506	1,362,106

Securities custody
Securities safekept by a banking subsidiary	9,719,621	7,443,549
Securities safekept by the bank	4,438,522	3,318,810
Securities safekept deposited in another entity	29,035,809	19,509,831
Securities issued by the bank	—	—
Subtotal	43,193,952	30,272,190

Total	44,968,458	31,634,296

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Contingencies and Commitments, continued:

(b)	Lawsuits and legal proceedings:

(b.1)	Normal judicial contingencies in the industry:

At the date of issuance of these Consolidated Financial Statements, there are legal actions filed against the Bank related with the ordinary course operations. As of December 31, 2025, the Bank maintain provisions for judicial contingencies amounting to Ch$2,037 million (Ch$1,592 million as of December 2024), which are part of the item “Provisions for contingencies” in the Statement of Financial Position.

The estimated end dates of the respective legal contingencies are as follows:

	As of December 31, 2025
	2026	2027	2028	2029	2030	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	596	1,441	—	—	—	2,037

(b.2)	Contingencies for significant lawsuits:

As of December 31, 2025 and 2024, there are not significant lawsuits in court that affect or may affect these Consolidated Financial Statements.

(c)	Guarantees granted by operations:

i.	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 4,879,700 maturing January 8, 2026. The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 722,700.

As of December 31, 2025 and 2024, the Bank has not guaranteed mutual funds.

ii.	In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions from Article 30 and subsequent of Law No. 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros Generales S.A., that matures April 22, 2026, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations, continued:

	2025	2024
Guarantees:	MCh$	MCh$
Shares received as collateral for simultaneous operations:
Santiago Securities Exchange, Stock Exchange	23,244	9,171
Electronic Chilean Securities Exchange, Stock Exchange	37,559	32,024

Fixed income securities delivered to guarantee CCLV system:
Santiago Securities Exchange, Stock Exchange	9,840	7,843

Fixed income securities as collateral for the Santiago Stock Exchange	2,148	2,148

Shares delivered to guarantee equity lending and short-selling:
Santiago Securities Exchange, Stock Exchange	—	4,744

Cash guarantees received for operations with derivatives	8,477	3,931
Cash guarantees for operations with derivatives	2	4,043

Equity securities received for operations with derivatives:
Electronic Chilean Securities Exchange, Stock Exchange	—	101
Depósito Central de Valores S.A.	1,635	2,227

Total	82,905	66,232

In conformity with the internal regulation of the stock exchanges in which it participates, and for the purpose of ensuring its proper performance, the subsidiary Banchile Corredores de Bolsa S.A maintains in favor of the Santiago Stock Exchange a guarantee in fixed income financial instruments equivalent to Ch$2,148 million. It also maintains a pledge in favor of the Electronic Stock Exchange for three hundred thousand shares of said institution.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Chubb Seguros Chile S.A. that expires June 30, 2026, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$20,000,000.

It also provided a bank guarantee in the amount of UF 410,800 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 8, 2026.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker, additionally, there are US$724,107.72 for variable income operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations, continued:

A guarantee corresponding to UF 10,000 has been constituted, to guarantee compliance with the investment portfolio management service contract. Said guarantee corresponds to a non-endorsable fixed-term readjustable bond in UF issued by Banco de Chile with validity until January 27, 2026.

iii. In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article 58, letter D of D.F.L. 251, as of December 31, 2025 the entity maintains two insurance policies with effect from April 15, 2025 to April 14, 2026 which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The policies contracted are:

Matter insured	Amount insured (UF)

Errors and omissions liability policy	500
Civil liability policy	60,000

(d)	Exempt Resolution No. 270 dated October 30, 2014, the Superintendency of Securities and Insurance (current Commission for the Financial Market) imposed a fine of UF 50,000 to Banchile Corredores de Bolsa S.A. for violations of the second paragraph of article 53 of the Securities Market Law, said company filed a claim with the competent Civil Court requesting the annulment of the fine. On December 10, 2019, a judgement in the case was issued reducing the fine to the amount of UF 7,500, which was confirmed in the second instance by the Illustrious Court of Appeals of Santiago. The intervening parties filed cassation appeals in form and substance before the Supreme Court against the sentence in second instance. On August 13, 2024 the Supreme Court ordered the hearing of the case, which is pending as of this date.

The company has not made provisions considering that the Bank’s legal advisors in charge of the procedure estimate that there are solid grounds that the claim filed by Banchile Corredores de Bolsa S.A. can be accepted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

30.	Interest Revenue and Expenses:

(a)	At the end of the year, the summary of interest is as follows:

	2025	2024
	MCh$	MCh$

Interest revenue	2,715,753	2,919,967
Interest expenses	(969,638)	(1,138,312)
Total net interest income	1,746,115	1,781,655

(b)	The composition of interest revenue is as follows:

	2025	2024
	MCh$	MCh$

Financial assets at amortized cost:
Rights under repurchase agreements	5,295	4,601
Debt financial instruments	12,291	50,831
Loans to Banks	38,172	73,707
Commercial loans	1,238,154	1,353,441
Residential mortgage loans	456,102	410,896
Consumer Loans	825,117	819,026
Other financial instruments	45,884	71,561
Financial assets at fair value through other comprehensive income:
Debt financial instruments	127,227	169,950
Other financial instruments	—	—
Income of accounting hedges of interest rate risk	(32,489)	(34,046)
Total	2,715,753	2,919,967

(b.1)	At the end of the year, the stock of interest not recognized in income is as follows:

	2025	2024
	MCh$	MCh$

Commercial loans	36,420	38,326
Residential mortgage loans	9,131	6,513
Consumer Loans	4,297	3,673
Total	49,848	48,512

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

30.	Interest Revenue and Expenses, continued:

(c)	The composition of interest expenses is as follows:

	2025	2024
	MCh$	MCh$

Financial liabilities at amortized cost:
Current accounts and other demand deposits	985	1,186
Time deposits and saving accounts	626,776	810,799
Obligations under repurchase agreements	8,018	9,177
Borrowings from financial institutions	61,919	71,727
Debt financial instruments issued	286,327	260,203
Other financial obligations	—	—
Lease liabilities	2,112	2,381
Regulatory capital financial instruments	35,283	34,551
Income of accounting hedges of interest rate risk	(51,782)	(51,712)
Total	969,638	1,138,312

(d)	As of December 31, 2025 and 2024, the Bank uses cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	2025			2024
	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	—	—	—	—	—	—
Loss from fair value accounting hedges	—	—	—	—	—	—
Gain from cash flow accounting hedges	314,924	361,804	676,728	186,951	266,878	453,829
Loss from cash flow accounting hedges	(347,413)	(310,022)	(657,435)	(220,997)	(215,166)	(436,163)
Net gain on hedge items	—	—	—	—	—	—
Total	(32,489)	51,782	19,293	(34,046)	51,712	17,666

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

31.	Inflation indexation revenue and expense:

(a)	At the end of the year, the summary of UF indexation is as follows:

	2025	2024
	MCh$	MCh$

Inflation indexation revenue	675,633	829,188
Inflation indexation expense	(369,864)	(469,992)
Total net inflation indexation income	305,769	359,196

(b)	The composition of Inflation indexation revenue is as follows

	2025	2024
	MCh$	MCh$

Financial assets at amortized cost:
Rights under repurchase agreements	—	—
Debt financial instruments	11,938	26,333
Loans to Banks	—	—
Commercial loans	256,664	318,858
Residential mortgage loans	451,589	545,517
Consumer Loans	927	1,322
Other financial instruments	2,387	3,453
Financial assets at fair value through other comprehensive income:
Debt financial instruments	22,794	24,896
Other financial instruments	—	—
Income of accounting hedges of UF, IVP, IPC indexation risk	(70,666)	(91,191)
Total	675,633	829,188

(b.1)	At the end of the year, the stock of UF indexation not recognized in results is detailed as follows:

	2025	2024
	MCh$	MCh$

Commercial loans	3,832	4,397
Residential mortgage loans	8,720	8,209
Consumer Loans	4	10
Total	12,556	12,616

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

31.	Inflation indexation revenue and expense, continued:

(c)	The composition of Inflation indexation expense is as follows:

	2025	2024
	MCh$	MCh$

Financial liabilities at amortized cost:
Current accounts and other demand deposits	16,346	19,956
Time deposits and saving accounts	55,934	81,947
Obligations under repurchase agreements	—	—
Borrowings from financial institutions	—	—
Debt financial instruments issued	261,709	322,938
Other financial obligations	—	—
Regulatory capital financial instruments	35,875	45,151
Income of accounting hedges of UF, IVP, IPC indexation risk	—	—
Total	369,864	469,992

(d)	As of December 31, 2025 and 2024, the Bank uses cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	2025			2024
	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	—	—	—	—	—	—
Loss from fair value accounting hedges	—	—	—	—	—	—
Gain from cash flow accounting hedges	6,766	—	6,766	3,087	—	3,087
Loss from cash flow accounting hedges	(77,432)	—	(77,432)	(94,278)	—	(94,278)
Net gain on hedge items	—	—	—	—	—	—
Total	(70,666)	—	(70,666)	(91,191)	—	(91,191)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

32.	Fee and commission income and expense:

The fee and commission income and expense that are shown in the Consolidated Statement of Income for the year is as following:

	2025	2024
	MCh$	MCh$

Fee and commission income and services rendered
Commissions from card services	254,815	232,682
Remuneration from administration of mutual funds, investment funds or others	172,785	142,311
Account management fees	75,983	68,969
Commissions from collections and payments	73,654	80,326
Commissions from guarantees and letters of credit	42,930	41,923
Brand use agreement	32,617	29,082
Insurance not related to the granting of credits to natural persons	25,753	25,303
Commissions from trading and securities management	25,560	19,653
Use of distribution channel	19,946	24,670
Commissions from credit prepayments	16,556	15,575
Insurance related to the granting of credits to natural persons	8,780	11,942
Insurance not related to the granting of credits to legal entities	7,055	5,144
Commissions from lines of credit and current account overdrafts	4,894	4,978
Financial advisory services	2,549	2,688
Insurance related to the granting of credits to legal entities	2,145	2,007
Commissions from factoring operations services	1,307	1,313
Loan commissions with letters of credit	21	68
Other commission earned	23,360	24,288
Total	790,710	732,922

Fee and commission expense and services received
Commissions from card transactions	(64,735)	(59,763)
Expenses from obligations of loyalty and merit card customers programs	(35,472)	(39,518)
Interbank transactions	(28,350)	(39,471)
Commissions from use of card brands license	(9,165)	(8,529)
Commissions from securities transaction	(6,201)	(5,293)
Collections and payments	(4,010)	(4,120)
Other fees for services related to the credit card system and payment cards with funds provision as a means of payment	(288)	—
Other commissions from services received	(5,230)	(4,345)
Total	(153,451)	(161,039)

Total Net	637,259	571,883

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.	Net Financial Result:

(a)	The amount of Net financial result shown in the Consolidated Income Statement for the year corresponds to the following concepts:

	2025	2024
	MCh$	MCh$
Financial result from:
Financial assets held for trading at fair value through profit or loss:
Financial derivative contracts	2,904,785	3,646,894
Debt Financial Instruments	141,267	128,401
Other financial instruments	22,409	25,961

Financial liabilities held for trading at fair value through profit or loss:
Financial derivative contracts	(2,960,429)	(3,698,606)
Other financial instruments	(569)	(349)
Subtotal	107,463	102,301

Non-trading financial assets mandatorily measured at fair value through profit or loss:
Debt Financial Instruments	—	—
Other financial instruments	—	—

Financial assets designated as at fair value through profit or loss:
Debt Financial Instruments	—	—
Other financial instruments	—	—

Financial liabilities designated as at fair value through profit or loss:
Current accounts and other demand deposits and time deposits and savings accounts	—	—
Debt instruments issued	—	—
Others	—	—

Derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income:
Financial assets at amortized cost	(1,703)	239
Financial assets at fair value through other comprehensive income	14,875	8,050
Financial liabilities at amortized cost	—	—
Regulatory capital financial instruments	—	—
Subtotal	13,172	8,289

Exchange, indexation and accounting hedging of foreign currency:
Gain (loss) from foreign currency exchange	290,144	(29,561)
Gain (loss) from indexation for exchange rate	(15,870)	20,067
Net gain (loss) from derivatives in accounting hedges of foreign currency risk	(118,578)	174,091
Subtotal	155,696	164,597

Reclassification of financial assets for changes to business models:
From financial assets at amortized cost to financial assets held for trading at fair value through profit or loss	—	—
From financial assets at fair value through other comprehensive income to financial assets held for trading at fair value through profit or loss	—	—

Modifications of financial assets and liabilities:
Financial assets at amortized cost	—	—
Financial assets at fair value through other comprehensive income	—	—
Financial liabilities at amortized cost	—	—
Lease liabilities	—	—
Regulatory capital financial instruments	—	—

Ineffective accounting hedges:
Gain (loss) from ineffective cash flow accounting hedges	—	—
Gain (loss) from ineffective accounting hedges of net investment abroad	—	—

Other type of accounting hedges:
Hedges of other types of financial assets	—	—

Total	276,331	275,187

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.	Net Financial Result, continued:

(b)	The detail of the income (expense) associated with the changes in allowances for credit losses on loans and contingent loans denominated in foreign currency, which is reflected in “Exchange, indexation and accounting hedging of foreign currency”.

	2025	2024
	MCh$	MCh$

Loans to Banks	68	(114)
Commercial loans	7,548	(10,208)
Residential mortgage loans	—	—
Consumer loans	225	(130)
Contingent loans	1,882	(1,427)
Total	9,723	(11,879)

34.	Results from investments in other companies:

The income obtained from investments in companies detailed in Note 14 corresponds to the following:

	Shareholder	2025	2024
		MCh$	MCh$
Income attributable to investments in other companies:

Associates
Transbank S.A.	Banco de Chile	5,942	2,575
Centro de Compensación Automatizado S.A.	Banco de Chile	2,007	1,875
Redbanc S.A.	Banco de Chile	1,279	663
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	549	483
Administrador Financiero de Transantiago S.A.	Banco de Chile	501	610
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	237	145
Servicios de Infraestructura de Mercado OTC S.A.	Banco de Chile	31	151
Subtotal Associates		10,546	6,502

Joint Ventures
Servipag Ltda.	Banco de Chile	1,437	1,676
Artikos Chile S.A. (*)	Banco de Chile	—	552
Subtotal Joint Ventures		1,437	2,228
Subtotal		11,983	8,730

Minority Investments
Holding Bursátil Regional S.A.	Banchile Corredores de Bolsa	315	242
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)	Banco de Chile	142	134
Bolsa Electrónica de Chile, Bolsa de Valores	Banchile Corredores de Bolsa	16	18
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa	1	3
Subtotal Minority Investments		474	397
Total		12,457	9,127

Income from disposal of shares in Companies:

Joint Ventures
Artikos Chile S.A. (*)	Banco de Chile	—	7,925

Total Investments in other companies		12,457	17,052

(*)	In September 2024, it was agreed to accept the binding purchase offer presented by the Santiago Chamber of Commerce A.G. for 100% of the shares of Artikos Chile S.A. The sale was completed in December of the same year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

35.	Result from non-current assets and disposal groups held for sale not admissible as discontinued operations:

The composition of the results of non-current assets and disposal groups not eligible as discontinued operations during the years 2025 and 2024 is as follows:

	2025	2024
	MCh$	MCh$

Net income from assets received in lieu of payment or adjudicated in judicial auction
Gain (loss) on sale of assets received in lieu of payment or foreclosed at judicial auction	14,315	8,698
Other income from assets received in payment or foreclosed at judicial auction	201	57
Provisions for adjustments to net realizable value of assets received in lieu of payment or foreclosed at judicial auction	(2,688)	(1,939)
Charge-off assets received in lieu of payment or foreclosed at judicial auction	(18,689)	(14,942)
Expenses to maintain assets received in lieu of payment or foreclosed at judicial auction	(1,833)	(1,382)
Non-current assets held for sale
Investments in other companies	—	—
Intangible assets	—	—
Property and equipment	6,685	938
Assets for recovery of assets transferred in financial leasing operations	1,644	2,105
Other assets	—	—
Disposal groups held for sale	—	—
Total	(365)	(6,465)

36.	Other operating Income and Expenses:

a)	During the years 2025 and 2024, the Bank and its subsidiaries present other operating income, according to the following:

	2025	2024
	MCh$	MCh$

Expense recovery	26,688	26,179
Revaluation of tax refunds from previous years	11,094	8,451
Income from investment properties	6,976	7,147
Revaluation of monthly tax prepayments	2,765	9,771
Other income	954	229
Total	48,477	51,777

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

36.	Other operating Income and Expenses, continued:

b)	During the years 2025 and 2024, the Bank and its subsidiaries present other operating expenses, according to the following:

	2025	2024
	MCh$	MCh$

Write-offs for operating risks	27,568	29,407
Insurance premiums expense to cover operational risk events	6,634	6,275
Expenses for credit operations of financial leasing	4,240	6,976
Card administration	3,963	2,209
Legal expenses and trials	1,884	2,847
Write-offs for commercial decisions	766	407
Provision for pending operations	514	(124)
Provisions for trials and litigation	445	419
Expenses for charge-off leased assets recoveries	398	195
Life insurance	320	343
Valuation expense	307	256
Renegotiated loan insurance premium	192	235
(Release) expense of provisions for operational risk	(355)	558
Expense recovery from operational risk events	(13,554)	(14,314)
Other expenses	636	350
Total	33,958	36,039

37.	Personnel expenses:

The composition of the expense for employee benefit obligations during the years 2025 and 2024 is as follows:

	2025	2024
	MCh$	MCh$

Expenses for short-term employee benefit	534,059	528,466
Expenses for employee benefits due to termination of employment contract	24,133	42,125
Training expenses	3,437	3,440
Expenses for nursery and kindergarten	1,494	1,618
Other personnel expenses	7,232	6,898
Total	570,355	582,547

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.	Administrative expenses:

This item is composed as follows:

	2025	2024
	MCh$	MCh$
General administrative expenses
Information technology and communications	162,788	157,216
Maintenance and repair of property and equipment	52,338	51,606
External advisory services and professional services fees	11,662	11,252
Surveillance and securities transport services	10,854	11,651
External financial information and fraud prevention service	8,661	8,129
Office supplies	8,483	8,497
Legal and notary expenses	7,317	5,799
Energy, heating and other utilities	6,844	6,132
Expenses for short-term leases	4,856	3,658
External service of custody of documentation	4,457	4,664
Other expenses of obligations for lease contracts	4,099	4,200
Postal box, mail, postage and home delivery services	4,080	6,325
Insurance premiums except to cover operational risk events	3,792	4,142
Representation and travel expenses	3,368	3,191
Donations	2,782	3,249
Card embossing service	2,168	2,084
Fees for other technical reports	1,053	1,063
Fees for review and audit of the financial statements by the external auditor	906	873
Expenses for leases low value	540	549
Title classification fees	168	241
Fines applied by other agencies	58	132
Other general administrative expenses	9,903	9,393

Outsourced services
Technological developments expenses, certification and technology testing	21,871	22,323
Data processing	11,703	11,133
External credit evaluation service	5,041	5,820
External collection service	3,551	4,841
External human resources administration services and supply of external personnel	1,947	1,820
Call Center service for sales, marketing, quality control customer service	766	1,695
External cleaning service, cafeteria, custody of files and documents, storage of furniture and equipment	319	473
Sales and distribution services for products	318	—
Other outsourced services	1,603	1,144

Board expenses
Board of Directors Compensation	3,641	3,500
Other Board expenses	80	78

Marketing	42,466	33,948

Taxes, contributions and other legal charges
Contribution to the banking regulator	14,788	15,248
Property taxes	5,428	6,020
Taxes other than income tax	3,007	2,803
Municipal patents	1,880	1,752
Other legal charges	47	52
Total	429,633	416,696

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Depreciation and Amortization:

The amounts corresponding to charges to results for depreciation and amortization during the years 2025 and 2024, are detailed as follows:

	2025	2024
	MCh$	MCh$

Amortization of intangibles assets
Other intangible assets arising from business combinations	—	—
Other independently originated intangible assets	41,453	36,265
Depreciation of property and equipment
Buildings and land	9,807	9,725
Other property and equipment	13,837	18,447
Depreciation and impairment of leased assets
Buildings and land	28,607	28,672
Other property and equipment	—	—
Depreciation for improvements in leased real estate as leased of right-to-use assets	1,049	1,135
Amortization for the right-to-use other intangible assets under lease	—	—
Depreciation of other assets for investment properties	357	357
Amortization of other assets per activity income asset	—	—
Total	95,110	94,601

40.	Impairment of non-financial assets:

As of December 31, 2025 and 2024, the composition of the item for impairment of non-financial assets is composed as follows:

	2025	2024
	MCh$	MCh$

Impairment of intangible assets	464	—
Impairment of property and equipment	265	1,121
Impairment of assets from income from ordinary activities from contracts with customers	1,153	1,730
Total	1,882	2,851

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Credit loss expense:

(a)	The composition is as follows:

	2025	2024
	MCh$	MCh$

Expense of allowances established for credit risk	499,913	452,448
Expense (release) of special provisions for credit risk	(51,020)	3,610
Recovery of written-off credits	(71,383)	(65,313)
Impairments for credit risk of other financial assets at amortized cost and financial assets at FVTOCI	4,412	1,009
Total	381,922	391,754

(b)	Summary of the expense of allowances constituted for credit risk and expense for credit losses:

	Expense of allowances constituted in the year
	Normal Portfolio		Substandard Portfolio	Non-Performing Portfolio			Deductible
	Evaluation		Evaluation	Evaluation			guarantees
As of December 31, 2025	Individual	Group	Individual	Individual	Group	Subtotal	Fogape Covid-19	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans to Banks
Allowances established	—	—	—	—	—	—	—	—
Allowances released	(151)	—	—	—	—	(151)	—	(151)
Subtotal	(151)	—	—	—	—	(151)	—	(151)
Commercial loans
Allowances established	—	1,986	2,787	29,320	64,295	98,388	—	98,388
Allowances released	(8,969)	—	—	—	—	(8,969)	(1,689)	(10,658)
Subtotal	(8,969)	1,986	2,787	29,320	64,295	89,419	(1,689)	87,730
Residential mortgage loans
Allowances established	—	270	—	—	11,720	11,990	—	11,990
Allowances released	—	—	—	—	—	—	—	—
Subtotal	—	270	—	—	11,720	11,990	—	11,990
Consumer loans
Allowances established	—	60,312	—	—	340,032	400,344	—	400,344
Allowances released	—	—	—	—	—	—	—	—
Subtotal	—	60,312	—	—	340,032	400,344	—	400,344
Expense (release) of provisions for credit risk	(9,120)	62,568	2,787	29,320	416,047	501,602	(1,689)	499,913

Recovery of written-off credits
Loans to Banks								—
Commercial loans								(18,127)
Residential mortgage loans								(7,981)
Consumer loans								(45,275)
Subtotal								(71,383)
Loan credit loss expenses								428,530

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Credit loss expense, continued:

(b)	Summary of the expense of allowances constituted for credit risk and expense for credit losses, continued;

	Expense of allowances constituted in the year
	Normal Portfolio		Substandard Portfolio	Non-Performing Portfolio			Deductible guarantees
	Evaluation		Evaluation	Evaluation			Fogape
As of December 31, 2024	Individual	Group	Individual	Individual	Group	Subtotal	Covid-19	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans to Banks
Allowances established	23	—	—	—	—	23	—	23
Allowances released	—	—	—	—	—	—	—	—
Subtotal	23	—	—	—	—	23	—	23
Commercial loans
Allowances established	2,185	419	—	46,526	67,605	116,735	—	116,735
Allowances released	—	—	(5,007)	—	—	(5,007)	(5,970)	(10,977)
Subtotal	2,185	419	(5,007)	46,526	67,605	111,728	(5,970)	105,758
Residential mortgage loans
Allowances established	—	—	—	—	10,266	10,266	—	10,266
Allowances released	—	(328)	—	—	—	(328)	—	(328)
Subtotal	—	(328)	—	—	10,266	9,938	—	9,938
Consumer loans
Allowances established	—	—	—	—	351,670	351,670	—	351,670
Allowances released	—	(14,941)	—	—	—	(14,941)	—	(14,941)
Subtotal	—	(14,941)	—	—	351,670	336,729	—	336,729
Expense (release) of provisions for credit risk	2,208	(14,850)	(5,007)	46,526	429,541	458,418	(5,970)	452,448

Recovery of written-off credits
Loans to Banks								—
Commercial loans								(19,752)
Residential mortgage loans								(6,941)
Consumer loans								(38,620)
Subtotal								(65,313)
Loan credit loss expenses								387,135

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Credit loss expense, continued:

(c)	Summary of expense for special provisions for credit risk:

	2025	2024
	MCh$	MCh$
Expenses (release) of provisions for contingent loans:
Loans to Banks	—	—
Commercial loans	(10,147)	5,592
Consumer loans	29,005	(709)
Expenses from provisions for country risk for transactions with debtors with residence abroad	(843)	(1,273)
Expense of special provisions for loans abroad	—	—
Expenses of additional loan provisions:
Commercial loans	(69,035)	—
Residential mortgage loans	—	—
Consumer loans	—	—
Expense of other special provisions established for credit risk	(51,020)	3,610

42.	Income from discontinued operations:

As of December 31, 2025 and 2024, the Bank does not record income from discontinued operations.

43.	Related Party Disclosures:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries, as set out in the Compendium of Accounting Standards for Banks and Chapter 12-4 of the current Compilation of Standards issued by the CMF.

Accordingly, the Bank has considered as related parties those natural or legal persons who have a direct participation or through third parties on Bank ownership, where such ownership exceeds 5% of the shares, as well as persons who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. Companies in which the parties related by ownership or management of the Bank have a share which reaches or exceeds 5%, or has the position of director, general manager or equivalent are considered related parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(a)	Assets and liabilities with related parties:

	Related Party Type
Type of current assets and liabilities with related parties As of December 31, 2025	Parent Entity	Other Legal Entity	Key Personnel of the Consolidated Bank	Other Related Parties	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial assets held for trading at fair value through profit or loss:
Derivative Financial Instruments	—	231,036	—	—	231,036
Debt financial instruments	—	—	—	—	—
Other financial instruments	—	20	—	—	20
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—
Financial assets designated as at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	33,856	—	—	33,856
Derivatives Hedge Accounting	—	—	—	—	—
Financial assets at amortized cost:
Rights under repurchase agreements	—	—	—	—	—
Debt financial instruments	—	—	—	—	—
Commercial loans		189,539	1,928	10,553	202,020
Residential mortgage loans	—	—	15,440	62,685	78,125
Consumer Loans	—	—	1,756	10,639	12,395
Allowances established – loans		(1,562)	(61)	(438)	(2,061)
Other assets	17	285,355	8	95	285,475
Contingent loans	—	167,862	3,401	16,776	188,039

LIABILITIES
Financial liabilities held for trading at fair value through profit or loss:
Derivative Financial Instruments	—	303,280	—	—	303,280
Financial liabilities designated as at fair value through profit or loss
Derivatives Hedge Accounting	—	19,931	—	—	19,931
Financial liabilities at amortized cost:
Current accounts and other demand deposits	300	168,799	2,281	6,105	177,485
Time deposits and saving accounts	45,379	132,812	3,181	17,594	198,966
Obligations under repurchase agreements	—	750	—	—	750
Borrowings from financial institutions	—	137,114	—	—	137,114
Debt financial instruments issued	—	—	—	—	—
Other financial obligations	—	—	—	—	—
Lease liabilities	—	7,036	—	—	7,036
Other liabilities	—	225,578	556	2	226,136

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(a)	Assets and liabilities with related parties, continued:

	Related Party Type
Type of current assets and liabilities with related parties As of December 31, 2024	Parent Entity	Other Legal Entity	Key Personnel of the Consolidated Bank	Other Related Parties	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial assets held for trading at fair value through profit or loss:
Derivative Financial Instruments	—	273,492	—	—	273,492
Debt financial instruments	—	—	—	—	—
Other financial instruments	—	—	—	—	—
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—
Financial assets designated as at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	5,388	—	—	5,388
Derivatives Hedge Accounting	—	—	—	—	—
Financial assets at amortized cost:
Rights under repurchase agreements	—	—	—	—	—
Debt financial instruments	—	—	—	—	—
Commercial loans	—	266,912	1,291	9,967	278,170
Residential mortgage loans	—	—	14,694	59,861	74,555
Consumer Loans	—	—	1,656	11,482	13,138
Allowances established – loans	—	(1,291)	(30)	(326)	(1,647)
Other assets	16	132,549	38	7	132,610
Contingent loans	—	159,749	3,822	17,761	181,332

LIABILITIES
Financial liabilities held for trading at fair value through profit or loss:
Derivative Financial Instruments	—	300,756	—	—	300,756
Financial liabilities designated as at fair value through profit or loss	—	—	—	—	—
Derivatives Hedge Accounting	—	3,137	—	—	3,137
Financial liabilities at amortized cost:
Current accounts and other demand deposits	170	141,497	2,860	6,844	151,371
Time deposits and saving accounts	151,595	78,618	3,093	19,082	252,388
Obligations under repurchase agreements	—	—	—	—	—
Borrowings from financial institutions	—	3,175	—	—	3,175
Debt financial instruments issued	—	—	—	—	—
Other financial obligations	—	—	—	—	—
Lease liabilities	—	9,200	—	—	9,200
Other liabilities	—	140,479	532	5	141,016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(b)	Income and expenses from related party transactions (*):

As of December 31, 2025	Parent Entity	Other Legal Entity	Key personnel of the consolidated Bank	Other Related parties	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Interest revenue	—	17,678	555	2,999	21,232
Inflation indexation revenue	—	1,989	621	2,448	5,058
Fee and commission income	219	90,950	53	63	91,285
Net Financial result	—	(12,087)	—	—	(12,087)
Other income	—	—	—	—	—
Total Income	219	98,530	1,229	5,510	105,488

Interest expense	7,558	4,761	154	849	13,322
Inflation indexation expense	—	—	3	6	9
Fee and commission expense	—	30,153	—	—	30,153
Expenses credit losses (gains)	—	241	35	180	456
Personnel expenses	—	96	34,430	81,084	115,610
Administrative expenses	—	11,051	3,665	76	14,792
Other expenses	—	14	14	40	68
Total Expenses	7,558	46,316	38,301	82,235	174,410

As of December 31, 2024	Parent Entity	Other Legal Entity	Key personnel of the consolidated Bank	Other Related parties	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Interest revenue	—	18,841	454	3,059	22,354
Inflation indexation revenue	—	1,819	605	2,905	5,329
Fee and commission income	146	92,827	43	71	93,087
Net Financial result	—	35,318	—	—	35,318
Other income	—	—	—	—	—
Total Income	146	148,805	1,102	6,035	156,088

Interest expense	8,420	7,166	249	1,351	17,186
Inflation indexation expense	—	—	—	—	—
Fee and commission expense	—	28,569	—	—	28,569
Expenses credit losses (gains)	—	(1,233)	12	94	(1,127)
Personnel expenses	—	312	37,918	81,818	120,048
Administrative expenses	—	11,462	3,628	88	15,178
Other expenses	—	—	1	11	12
Total Expenses	8,420	46,276	41,808	83,362	179,866

(*)	This does not constitute a Statement of Income from operations with related parties since the assets with these parties are not necessarily equal to the liabilities and in each of them the total income and expenses are reflected and not those corresponding to matched operations.

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(c)	Transactions with related parties: Individual transactions in the year with related parties that are legal entities, which do not correspond to the usual operations of the line of business performed with customers in general and when such individual transactions consider a transfer of resources, services or obligations higher than UF 2,000 are detailed below.

As of December 31, 2025

	Nature of the	Description of the transaction			Transactions under equivalent conditions to those transactions with mutual independence		Effect on Income		Effect on Financial position
Company name	relationship with the Bank	Type of service	Term	Renewal conditions	between the parties	Amount MCh$	Income MCh$	Expenses MCh$	Accounts receivable MCh$	Accounts payable MCh$
Servipag Ltda.	Negocio conjunto	Collection services	30 days	Contract	Yes	4,010	—	4,010	—	328
		IT support services	30 days	Contract	Yes	296	—	296	—	—
		Software development service	30 days	Contract	Yes	85	—	85	—	—
		IT project services	30 days	Contract	Yes	94	—	94	—	—
Bolsa de Comercio de Santiago, Bolsa de Valores	Minority investments	Brokerage commission	30 days	Contract	Yes	292	—	292	—	—
Manantial S.A.	Other related parties	General expenses	30 days	Contract	Yes	329	—	329	—	—
Universidad Del Desarrollo	Other related parties	Advertising services	30 days	Contract	Yes	336	—	336	—	336
Enex S.A.	Other related parties	Rent spaces for ATM	30 days	Contract	Yes	2,257	—	2,257	—	570
		Advertising services	30 days	Contract	Yes	132	—	132	—	—
Redbanc S.A.	Associates	Electronic transaction management services	30 days	Contract	Yes	19,080	—	19,080	—	1,609
		IT project services	30 days	Contract	Yes	207	—	207	—	—
		IT services	30 days	Contract	Yes	190	—	190	—	—
Depósito Central de Valores S.A.	Other related parties	Quality control and custodial services	30 days	Contract	Yes	764	—	764	—	22
		Custodial services	30 days	Contract	Yes	1,178	—	1,178	—	—
CCLV Contraparte Central S.A.	Minority investments	Brokerage commission	30 days	Contract	Yes	325	—	325	—	—
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Associates	Collection services	30 days	Contract	Yes	943	—	943	—	91
Inmobiliaria e Inversiones Capitolio S.A.	Other related parties	Leases	30 days	Contract	Yes	83	—	83	—	—
Fundación Teleton	Other related parties	Advertising services	30 days	Contract	Yes	577	—	577	—	268
		Donations	30 days	Contract	Yes	1,590	—	1,590	—	—
Canal 13	Other related parties	Advertising services	30 days	Contract	Yes	131	—	131	—	—
La Barra S.A.	Other related parties	Advertising services	30 days	Contract	Yes	96	—	96	—	—
Bolsa Electrónica de Chile, Bolsa de Valores	Minority investments	Brokerage commission	30 days	Contract	Yes	189	—	189	—	7
		Service of financial information	30 days	Contract	Yes	95	—	95	—	—
Citibank N.A. Reino Unido	Other related parties	Service of financial information	30 days	Contract	Yes	106	—	106	—	—
Comder Contraparte Central S.A.	Other related parties	Securities clearing services	30 days	Contract	Yes	769	—	769	—	—
Citigroup Global Markets INC	Other related parties	Brokerage commission	30 days	Contract	Yes	369	—	369	—	50
DCV Registros S.A.	Other related parties	IT services	30 days	Contract	Yes	258	—	258	—	—
Transbank S.A.	Associates	Card processing	30 days	Contract	Yes	631	—	631	—	110
		Exchange commission	30 days	Contract	Yes	77,727	77,727	—	—	—
Centro de Compensación Automatizado S.A.	Associates	Transfer services	30 days	Contract	Yes	2,850	—	2,850	—	255
		Fraud prevention services	30 days	Contract	Yes	344	—	344	—	—
		Collection services	30 days	Contract	Yes	147	—	147	—	—
Artikos Chile S.A.	Other related parties	IT services	30 days	Contract	Yes	280	—	280	—	—
		IT support services	30 days	Contract	Yes	236	—	236	—	—
Citibank N.A.	Other related parties	Connectivity business commissions	Quarterly	Contract	Yes	7,991	7,991	—	3,362	—
Desarrollos e Inversiones Internacionales SpA	Other related parties	Common area expenses	30 days	Contract	Yes	101	—	101	—	13
Plaza Oeste SPA	Other related parties	Common area expenses	30 days	Contract	Yes	167	—	167	—	50
		Financial lease agreements	30 days	Contract	Yes	250	—	250	—	592
Plaza del Trébol SPA	Other related parties	Common area expenses	30 days	Contract	Yes	106	—	106	—	127
		Financial lease agreements	30 days	Contract	Yes	256	—	256	—	19
Nuevos Desarrollos S.A.	Other related parties	Financial lease agreements	30 days	Contract	Yes	193	—	193	—	335
Plaza Vespucio SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	133	—	133	—	32
Plaza Tobalaba SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	133	—	133	—	—
Plaza La Serena SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	257	—	257	—	385
Inmobiliaria Mall Calama S.A.	Other related parties	Financial lease agreements	30 days	Contract	Yes	148	—	148	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(c)	Transactions with related parties, continued:

As of December 31, 2024

	Nature of the	Description of the transaction			Transactions under equivalent conditions to those transactions with mutual		Effect on Income		Effect on Financial position
Company name	relationship with the Bank	Type of service	Term	Renewal conditions	independence between the parties	Amount MCh$	Income MCh$	Expenses MCh$	Accounts receivable MCh$	Accounts payable MCh$

Ionix SPA	Other related parties	IT support services	30 days	Contract	Yes	141	—	141	—	—
Servipag Ltda.	Joint venture	IT support services	30 days	Contract	Yes	367	—	367	—	—
		Collection services	30 days	Contract	Yes	4,235	—	4,235	—	387
Bolsa de Comercio de Santiago, Bolsa de Valores	Minority investments	Service of financial information	30 days	Contract	Yes	356	—	356	—	25
		Brokerage commission	30 days	Contract	Yes	423	—	423	—	—
		IT support services	30 days	Contract	Yes	256	—	256	—	—
Enex S.A.	Other related parties	Rent spaces for ATM	30 days	Contract	Yes	1,740	—	1,740	—	498
Universidad del Desarrollo	Other related parties	Advertising service	30 days	Contract	Yes	126	—	126	—	—
Universidad Adolfo Ibáñez	Other related parties	Training	30 days	Contract	Yes	272	—	272	—	—
Bolsa Electrónica de Chile S.A.	Minority investments	Brokerage commission	30 days	Contract	Yes	203	—	203	—	1
		Service of financial information	30 days	Contract	Yes	117	—	117	—	—
DCV Registros S.A.	Other related parties	IT services	30 days	Contract	Yes	294	—	294	—	—
Redbanc S.A.	Associates	Electronic transaction management services	30 days	Contract	Yes	17,658	—	17,658	—	1,707
		IT project services	30 days	Contract	Yes	132	—	132	—	—
		Installation services	30 days	Contract	Yes	81	—	81	—	—
		Fraud prevention services	30 days	Contract	Yes	108	—	108	—	—
		IT services	30 days	Contract	Yes	442	—	442	—	—
Depósito Central de Valores S.A.	Other related parties	Quality control and custodial services	30 days	Contract	Yes	833	—	833	—	90
		Custodial services	30 days	Contract	Yes	1,357	—	1,357	—	—
CCLV Contraparte Central S.A.	Minority investments	Brokerage commission	30 days	Contract	Yes	352	—	352	—	22
Manantial S.A.	Other related parties	General expenses	30 days	Contract	Yes	379	—	379	—	—
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Associates	Collection services	30 days	Contract	Yes	881	—	881	—	91
Comder Contraparte Central S.A.	Other related parties	Securities clearing services	30 days	Contract	Yes	529	—	529	—	—
Citigroup Global Markets INC	Other related parties	Brokerage commission	30 days	Contract	Yes	387	—	387	—	29
Transbank S.A.	Associates	Card processing	30 days	Contract	Yes	498	—	498	—	97
		Project consultation	30 days	Contract	Yes	114	—	114	—	—
		Fraud prevention services	30 days	Contract	Yes	87	—	87	—	—
		Exchange commission	30 days	Contract	Yes	79,025	79,025	—	—	—
Centro de Compensación Automatizado S.A.	Associates	Fraud prevention services	30 days	Contract	Yes	657	—	657	—	333
		Collection services	30 days	Contract	Yes	187	—	187	—	—
		Transfer services	30 days	Contract	Yes	2,803	—	2,803	—	—
Artikos Chile S.A.	Joint venture	IT support services	30 days	Contract	Yes	422	—	422	—	2
		IT services	30 days	Contract	Yes	465	—	465	—	—
Citibank N.A.	Other related parties	Connectivity business commissions	Quarterly	Contract	Yes	8,065	8,065	—	3,272	—
Fundación Teletón	Other related parties	Advertising services	30 days	Contract	Yes	449	—	449	—	121
		Donations	30 days	Contract	Yes	1,599	—	1,599	—	—
Canal 13	Other related parties	Advertising service	30 days	Contract	Yes	202	—	202	—	73
Inmobiliaria e Inversiones Capitolio S.A.	Other related parties	Leases	30 days	Contract	Yes	84	—	84	—	—
Nuevos Desarrollos S.A.	Other related parties	Financial lease agreements	30 days	Contract	Yes	180	—	180	—	496
Plaza Vespucio SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	127	—	127	—	154
Plaza Oeste SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	254	—	254	—	810
Plaza del Trebol SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	270	—	270	—	73
Plaza Tobalaba SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	135	—	135	—	113
Plaza La Serena SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	223	—	223	—	543
Inmobiliaria Mall Calama S.A.	Other related parties	Financial lease agreements	30 days	Contract	Yes	141	—	141	—	137

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Related Party Disclosures, continued:

(d)	Payments to the Board of Directors and to key personnel of the management of the Bank and its subsidiaries:

	2025	2024
	MCh$	MCh$
Board of Directors:
Payment of remuneration and attendance fees of the Board of Directors - Bank and its subsidiaries	3,641	3,500
Other Board expenses	80	78

Key Personnel of the Management of the Bank and its Subsidiaries:
Payment for short-term employee benefits	33,118	33,779
Payment for severance	1,312	4,139
Payment of post-employment benefits to employees	—	—
Payment of long-term employee benefits	—	—
Payment to employees based on shares or equity instruments	—	—
Payment for obligations for defined contribution post-employment plans	—	—
Payment for obligations for post-employment defined benefit plans	—	—
Payment for other staff obligations	—	—
Subtotal	34,430	37,918
Total	38,151	41,496

(e)	Composition of the Board of Directors and key personnel of the Management of the Bank and its subsidiaries:

	2025	2024
	No. Executives
Board of Directors:	17	17
Directors – Bank and its subsidiaries

Key Personnel of the Management of the Bank and its Subsidiaries:
CEO – Bank	1	1
CEOs – Subsidiaries	5	5
Division Managers / Area – Bank	74	74
Division Managers / Area – Subsidiaries	30	27
Subtotal	110	107
Total	127	124

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valuation and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Financial Management Control and Division Manager. This function befalls to the Financial Control, Treasury and Capital Manager, through the Financial Risk Information and Control Section, is responsible for independent verification of price and results of trading (including derivatives) and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i)	Industry standard valuation.

To value financial instruments, Banco de Chile uses industry standard modeling; quota value, share price, discounted cash flows and valuation of options through Black-Scholes-Merton, according to the case.

The input parameters for the valuation of fixed income instruments and options correspond to rates, prices and volatility levels for different terms and market factors that are traded in the national and international market and that are provided by the main sources of the market.

In the case of the valuation of derivatives under a CSA (Credit Support Annex Discounting) agreement, the rates used to discount the flows correspond to the CSA Discounting methodology, where the discount factors used depend on the collateral agreement that exists with each counterparty.

(ii)	Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (such as Santiago Stock Exchange, Bloomberg, LVA and Risk America, etc.). This quote represents the price at which these instruments are regularly traded in the financial markets.

(iii)	Valuation techniques.

If no specific quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

Due to, in general, the valuation models require a set of market parameters as inputs, the aim is to maximize information based on observable or price-related quotations for similar instruments in active markets. To the extent there is no information in direct from the markets, data from external suppliers of information, prices of similar instruments and historical information are used to validate the valuation parameters.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(iv)	Fair value adjustments.

Part of the fair value process considers four adjustments to the market value, calculated based on the market parameters, including a liquidity adjustment, a Bid/Offer adjustment, an adjustment for derivative credit risk (CVA and DVA), and an adjustment for the funding of the derivative cash flows (FVA). Likewise, for certain fixed income instruments held in investment portfolios measured at fair value through other comprehensive income or at amortized cost, the portion of the fair value adjustment explained by impairment due to counterparty credit risk is determined.

The calculation of the liquidity adjustment considers the size of the position in each factor, the liquidity of each factor, the relative size of Banco de Chile with respect to the market, and the liquidity observed in transactions recently carried out in the market. In turn, the Bid/Offer adjustment, represents the impact on the valuation of an instrument depending on whether the position corresponds to a long (bought) or a short (sold). To calculate this adjustment is used the direct quotes from active markets or indicative prices or derivatives of similar assets depending on the instrument, considering the Bid, Mid and Offer, respectively. Finally, the adjustment made for CVA and DVA for derivatives corresponds to the credit risk recognition of the issuer, either of the counterparty (CVA) or of Banco de Chile (DVA). Similarly, the determination of credit risk impairment is determined based on the counterparty risk implicit in the instrument’s market rate. Finally, the FVA adjustment for derivatives corresponds to a value adjustment that reflects the expected cost (or benefit) of financing (reinvesting) the cash flows of the derivative, with respect to a reference discount rate, when there are no collaterals, or this one is imperfect.

Note that there is also the concept of COLVA for derivatives, which is a valuation adjustment if a derivative is valued using parameters other than those used in the CSA Discounting methodology. As Banco de Chile uses CSA Discounting as the valuation methodology, COLVA is already part of the derivative’s Mark-to-Market (MTM), and no additional adjustment is required for this concept. However, the Bank measures COLVA for internal management purposes, relative to a SOFR Discounting scenario (scenario where all derivatives have USD SOFR collateral).

Liquidity value adjustments are made to trading instruments (including derivatives) only, while Bid/Offer adjustments are made for trading instruments and financial instruments at fair value through other comprehensive income. Adjustments for CVA / DVA/FVA/COLVA are made only for derivatives. Also, credit risk impairment is computed only for fixed income instruments measured at fair value through other comprehensive income and fixed income instruments measured at amortized cost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(v)	Fair value control.

A process of independent verification of prices and interest rates is executed daily, in order to control that the market parameters used by Banco de Chile in the valuation of the financial instruments relating to the current state of the market and from them the best estimate derived of the fair value. The objective of this process is to control those the official market parameters provided by the respective business areas, before being entered into the valuation, are within acceptable ranges of differences when compared to the same set of parameters prepared independently by the Financial Risk Information and Control Section. As a result, value differences are obtained at the level of currency, product and portfolio. In the event significant differences exist, these differences are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels within previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

Complementary and in parallel, the Financial Risk Information and Control Section generates and reports daily Profit and Loss (“P&L”) and Exposure to Market Risks, which allow for proper control and consistency of the parameters used in the valuation.

(vi)	Judgmental analysis and information to Management.

Cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions instruments or indicative parameters, a specific control and a reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy (and its procedure) approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available, or it is not possible to infer prices or rates from it.

(a)	Hierarchy of instruments valued at Fair value:

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1:	These are financial instruments whose fair value is calculated at quoted prices (unadjusted) in extracted from liquid and deep markets. For these instruments there are quotes or prices (return internal rates, quote value, price) the observable market, so that assumptions are not required to determine the value.

In this level, the following instruments are considered: currency futures, debt instruments issued by the Treasury and the Central Bank of Chile, which belong to benchmarks, mutual fund investments and equity shares.

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, Pesos-20, UF-02, UF-03, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price (return internal rates in this case) obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Chilean Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price per share, which multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Santiago Stock Exchange and correspond to the standard methodology used in the market.

Level 2:	They are financial instruments whose fair value is calculated based on prices other than in quoted in Level 1 that are observable for the asset or liability, directly (that is, as prices or internal rates of return) or indirectly (that is, derived from prices or internal rates of return from similar instruments). These categories include:

a)	Quoted prices for similar assets or liabilities in active markets.

b)	Quoted prices for identical or similar assets or liabilities in markets that are not active.

c)	Inputs data other than quoted prices that are observable for the asset or liability.

d)	Inputs data corroborated by the market.

At this level there are mainly derivatives instruments, debt issued by banks, debt issues of Chilean and foreign companies, issued in Chile or abroad, mortgage claims, financial brokerage instruments and some issuances by the Central Bank of Chile and the General Treasury of the Republic, which do not belong to benchmarks.

The technique used for derivative valuation depends on whether the instrument is impacted by volatility as a relevant market factor. Accordingly, for options, the Black-Scholes-Merton formula is applied, as it incorporates volatility, whereas for other derivatives, such as forwards and swaps, the discounted cash flow method is used.

For the remaining instruments at this level, as for debt issues of level 1, the valuation is done through cash flows model by using an internal rate of return that can be derived or estimated from internal rates of return of similar securities as mentioned above.

If there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques and Inputs for Level 2 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between Instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Local Central Bank and Treasury Bonds		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Mortgage Notes

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on daily prices and considers risk/maturity similarities between instruments.

Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

Level 3:	These are financial instruments whose fair value is determined using non-observable inputs data neither for the assets or liabilities under analysis nor for similar instruments. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs for Level 3 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (Central Bank Bonds) and issuer spread. These inputs (base yield and issuer spread) are provided on a daily basis by third party price providers that are widely used in the Chilean market.

Offshore Bank and Corporate Bonds

Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(b)	Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial Assets held for trading at fair value through profit or loss
Financial Derivative contracts:
Forwards	—	—	377,810	227,670	—	—	377,810	227,670
Swaps	—	—	1,488,810	2,070,481	—	—	1,488,810	2,070,481
Call Options	—	—	332	4,949	—	—	332	4,949
Put Options	—	—	2,515	253	—	—	2,515	253
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	1,869,467	2,303,353	—	—	1,869,467	2,303,353
Debt Financial Instruments:
From the Chilean Government and Central Bank	289,581	210,418	2,508,748	1,285,039	—	—	2,798,329	1,495,457
Other debt financial instruments issued in Chile	—	—	263,104	206,675	14,250	11,273	277,354	217,948
Financial debt instruments issued Abroad	—	—	46,019	976	—	—	46,019	976
Subtotal	289,581	210,418	2,817,871	1,492,690	14,250	11,273	3,121,702	1,714,381
Others	402,259	411,689		—		—	402,259	411,689
Subtotal	691,840	622,107	4,687,338	3,796,043	14,250	11,273	5,393,428	4,429,423

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments: (1)
From the Chilean Government and Central Bank	604,907	550,418	569,399	110,359	—	—	1,174,306	660,777
Other debt financial instruments issued in Chile	—	—	2,285,253	1,303,708	53,673	71,922	2,338,926	1,375,630
Financial debt instruments issued Abroad	—	—	35,739	51,938		—	35,739	51,938
Subtotal	604,907	550,418	2,890,391	1,466,005	53,673	71,922	3,548,971	2,088,345

Financial Derivative contracts for hedging purposes
Forwards	—	—	—	—	—	—	—	—
Swaps	—	—	29,714	73,959	—	—	29,714	73,959
Call Options	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	29,714	73,959	—	—	29,714	73,959

Total	1,296,747	1,172,525	7,607,443	5,336,007	67,923	83,195	8,972,113	6,591,727

Financial Liabilities
Financial liabilities held for trading at fair value through profit or loss:
Financial Derivative contracts:
Forwards	—	—	456,184	241,632	—	—	456,184	241,632
Swaps	—	—	1,621,709	2,198,068	—	—	1,621,709	2,198,068
Call Options	—	—	870	4,151	—	—	870	4,151
Put Options	—	—	1,459	955	—	—	1,459	955
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	2,080,222	2,444,806	—	—	2,080,222	2,444,806
Others	—	—	512	990	—	—	512	990

Financial derivative contracts for hedging purposes
Forwards	—	—	—	—	—	—	—	—
Swaps	—	—	297,817	141,040	—	—	297,817	141,040
Call Options	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	297,817	141,040	—	—	297,817	141,040

Total	—	—	2,378,551	2,586,836	—	—	2,378,551	2,586,836

(1)	As of December 31, 2025, 100% of instruments of Level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(c)	Level 3 reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of year for those instruments classified in Level 3, whose fair value is reflected in the Consolidated Financial Statements:

	December 2025
	Balance as of January 1, 2025	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2025
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	11,273	274	—	15,952	(5,698)	—	(7,551)	14,250
Subtotal	11,273	274	—	15,952	(5,698)	—	(7,551)	14,250

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments:
Other debt financial instruments issued in Chile	71,922	1,225	473	—	(44,801)	61,899	(37,045)	53,673
Subtotal	71,922	1,225	473	—	(44,801)	61,899	(37,045)	53,673

Total	83,195	1,499	473	15,952	(50,499)	61,899	(44,596)	67,923

	December 2024
	Balance as of January 1, 2024	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	34,363	1,409	—	25,279	(56,736)	6,958	—	11,273
Subtotal	34,363	1,409	—	25,279	(56,736)	6,958	—	11,273

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments:
Other debt financial instruments issued in Chile	88,483	586	1,682	58,608	(27,961)	11,268	(60,744)	71,922
Subtotal	88,483	586	1,682	58,608	(27,961)	11,268	(60,744)	71,922

Total	122,846	1,995	1,682	83,887	(84,697)	18,226	(60,744)	83,195

(1)	Recorded in income under item “Net Financial Result”.
(2)	Recorded in equity under item “Accumulated other comprehensive income”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(d)	Sensitivity of instruments classified in Level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 using alternative in key valuation assumptions:

	As of December 31, 2025		As of December 31, 2024
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$

Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	14,250	(15)	11,273	(255)
Subtotal	14,250	(15)	11,273	(255)

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments:
Other debt financial instruments issued in Chile	53,673	(1,652)	71,922	(2,320)
Subtotal	53,673	(1,652)	71,922	(2,320)
Total	67,923	(1,667)	83,195	(2,575)

With the purpose of determining the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. In the case of the financial assets listed in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers’ quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price. The 10% impact is considered reasonable, taking into account the market performance of these instruments and comparing it against the bid/offer adjustment that is provisioned by these instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(e)	Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Consolidated Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	2,590,986	2,699,076	2,590,986	2,699,076
Transactions in the course of collection	414,419	372,456	414,419	372,456
Subtotal	3,005,405	3,071,532	3,005,405	3,071,532
Financial assets at amortized cost:
Rights under repurchase agreements	100,643	87,291	100,643	87,291
Debt financial instruments	460,937	944,074	435,196	892,550
Loans to Banks:
Domestic banks	—	299,888	—	299,888
Central Bank of Chile	—	—	—	—
Foreign banks	399,123	366,927	397,340	366,245
Subtotal	960,703	1,698,180	933,179	1,645,974
Loans to customers, net:
Commercial loans	19,137,460	19,724,933	18,835,985	19,561,279
Residential mortgage loans	13,874,507	13,180,186	13,957,541	13,000,178
Consumer loans	5,343,032	5,183,917	5,436,873	5,247,985
Subtotal	38,354,999	38,089,036	38,230,399	37,809,442
Total	42,321,107	42,858,748	42,168,983	42,526,948

Liabilities
Transactions in the course of payment	564,172	283,605	564,172	283,605
Financial liabilities at amortized cost:
Current accounts and other demand deposits	14,498,196	14,263,303	14,498,196	14,263,303
Time deposits and saving accounts	13,971,968	14,168,703	13,965,200	14,170,156
Obligations under repurchase agreements	286,915	109,794	286,915	109,794
Borrowings from financial institutions	1,296,751	1,103,468	1,278,009	1,071,097
Debt financial instruments issued:
Mortgage finance bonds for residential purposes	521	849	578	946
Mortgage finance bonds for general purposes	—	1	—	1
Bonds	10,800,330	9,689,219	10,725,466	9,596,699
Other financial obligations	367,323	284,479	367,323	284,479
Subtotal	41,222,004	39,619,816	41,121,687	39,496,475
Regulatory capital financial instruments:
Subordinate bonds	1,087,093	1,068,879	1,055,062	1,057,509
Total	42,873,269	40,972,300	42,740,921	40,837,589

Other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the Discounted Cash Flow model and the use of various data sources such as yield curves, credit risk spreads, etc. In addition, due to some of these assets and liabilities are not traded on the market, periodic reviews and analyzes are required to determine the suitability of the inputs and determined fair values.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Levels of other assets and liabilities:

The following table shows the estimated fair value of financial assets and liabilities not measured at their fair value, as of December 31, 2025 and 2024:

	Level 1 Estimated fair value		Level 2 Estimated fair value		Level 3 Estimated fair value		Total Estimated fair value
	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	2,590,986	2,699,076	—	—	—	—	2,590,986	2,699,076
Transactions in the course of collection	414,419	372,456	—	—	—	—	414,419	372,456
Subtotal	3,005,405	3,071,532	—	—	—	—	3,005,405	3,071,532
Financial assets at amortized cost:
Rights under repurchase agreements	100,643	87,291	—	—	—	—	100,643	87,291
Debt financial instruments	435,196	892,550	—	—	—	—	435,196	892,550
Loans to Banks:
Domestic banks	—	299,888	—	—	—	—	—	299,888
Central Bank of Chile	—	—	—	—	—	—	—	—
Foreign banks	—	—	—	—	397,340	366,245	397,340	366,245
Subtotal	535,839	1,279,729	—	—	397,340	366,245	933,179	1,645,974
Loans to customers, net:
Commercial loans	—	—	—	—	18,835,985	19,561,279	18,835,985	19,561,279
Residential mortgage loans	—	—	—	—	13,957,541	13,000,178	13,957,541	13,000,178
Consumer loans	—	—	—	—	5,436,873	5,247,985	5,436,873	5,247,985
Subtotal	—	—	—	—	38,230,399	37,809,442	38,230,399	37,809,442
Total	3,541,244	4,351,261	—	—	38,627,739	38,175,687	42,168,983	42,526,948

Liabilities
Transactions in the course of payment	564,172	283,605	—	—	—	—	564,172	283,605
Financial liabilities at amortized cost:
Current accounts and other demand deposits	14,498,196	14,263,303	—	—	—	—	14,498,196	14,263,303
Time deposits and saving accounts	—	—	—	—	13,965,200	14,170,156	13,965,200	14,170,156
Obligations under repurchase agreements	286,915	109,794	—	—	—	—	286,915	109,794
Borrowings from financial institutions	—	—	—	—	1,278,009	1,071,097	1,278,009	1,071,097
Debt financial instruments issued:
Mortgage finance bonds for residential purposes	—	—	578	946	—	—	578	946
Mortgage finance bonds for general purposes	—	—	—	1	—	—	—	1
Bonds	—	—	10,725,466	9,596,699	—	—	10,725,466	9,596,699
Other financial obligations	—	—	—	—	367,323	284,479	367,323	284,479
Subtotal	14,785,111	14,373,097	10,726,044	9,597,646	15,610,532	15,525,732	41,121,687	39,496,475
Regulatory capital financial instruments:
Subordinate bonds	—	—	—	—	1,055,062	1,057,509	1,055,062	1,057,509
Total	15,349,283	14,656,702	10,726,044	9,597,646	16,665,594	16,583,241	42,740,921	40,837,589

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

●	Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets:	Liabilities:

- Cash and deposits in banks	- Current accounts and other demand deposits
- Transactions in the course of collection	- Transactions in the course of payments
- Rights under repurchase agreements	- Obligations under repurchase agreements
- Loans to domestic banks (including the Central Bank of Chile)

●	Loans to Customers and Advances to foreign banks: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price process. Once the present value is determined, we deduct the related loan loss allowances to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

●	Debt financial instruments at amortized cost: The fair value is calculated with the methodology of the Stock Exchange, using the IRR observed in the market. Because the instruments that are in this category correspond to Treasury Bonds that are Benchmark, they are classified in Level 1.

●	Mortgage finance bonds and Bonds: To determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

●	Saving Accounts, Time Deposits, Borrowings from Financial Institutions (including the Central Bank of Chile), Subordinated Bonds and Other borrowings financial: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price process. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

45.	Maturity according to their remaining Terms of Financial Assets and Liabilities:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including capitals and accrued interest as of December 31, 2025 and 2024. As these are for trading and financial instrument at fair value through other comprehensive income are included at their fair value:

	December 2025
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and deposits in banks	2,590,986	—	—	—	2,590,986	—	—	—	—	2,590,986
Transactions in the course of collection	—	414,419	—	—	414,419	—	—	—	—	414,419
Financial assets held for trading at fair value through profit or loss:
Derivative contracts financial	—	167,124	136,487	323,653	627,264	398,808	386,942	456,453	1,242,203	1,869,467
Debt financial instruments	—	3,121,702	—	—	3,121,702	—	—	—	—	3,121,702
Others	—	402,259	—	—	402,259	—	—	—	—	402,259
Financial assets at fair value through other comprehensive income	—	71,180	341,097	1,162,592	1,574,869	1,339,478	218,817	415,807	1,974,102	3,548,971
Derivative contracts financial for hedging purposes	—	—	—	—	—	9,670	—	20,044	29,714	29,714
Financial assets at amortized cost:
Rights under repurchase agreements	—	79,029	20,337	1,277	100,643	—	—	—	—	100,643
Debt financial instruments (*)	—	—	8,620	—	8,620	133,217	319,119	—	452,336	460,956
Loans to Banks (**)	—	186,241	8,838	204,713	399,792	—	—	—	—	399,792
Loans to customers, net (**)	—	5,567,445	2,215,757	7,141,898	14,925,100	7,033,442	4,612,946	12,620,482	24,266,870	39,191,970
Total financial assets	2,590,986	10,009,399	2,731,136	8,834,133	24,165,654	8,914,615	5,537,824	13,512,786	27,965,225	52,130,879

	December 2025
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Transactions in the course of payment	—	564,172	—	—	564,172	—	—	—	—	564,172
Financial liabilities held for trading at fair value through profit or loss:
Derivative contracts financial	—	206,193	136,315	350,100	692,608	546,890	381,826	458,898	1,387,614	2,080,222
Others	—	203	309	—	512	—	—	—	—	512
Derivative contracts financial for hedging purposes	—	—	—	—	—	4,363	53,287	240,167	297,817	297,817
Financial liabilities at amortized cost:
Current accounts and other demand deposits	14,498,196	—	—	—	14,498,196	—	—	—	—	14,498,196
Time deposits and saving accounts (***)	—	8,929,347	2,863,533	1,765,508	13,558,388	6,467	793	631	7,891	13,566,279
Obligations under repurchase agreements	—	286,915	—	—	286,915	—	—	—	—	286,915
Borrowings from financial institutions	—	64,758	322,064	773,675	1,160,497	136,254	—	—	136,254	1,296,751
Debt financial instruments issued:
Mortgage finance bonds	—	53	34	20	107	83	89	242	414	521
Bonds	—	85,903	412,740	1,120,727	1,619,370	2,516,201	1,715,429	4,949,330	9,180,960	10,800,330
Other financial obligations	—	367,323	—	—	367,323	—	—	—	—	367,323
Lease liabilities	—	2,217	4,435	16,917	23,569	32,855	10,827	7,092	50,774	74,343
Regulatory capital financial instruments	—	2,153	—	105,722	107,875	11,039	9,241	958,938	979,218	1,087,093
Total financial liabilities	14,498,196	10,509,237	3,739,430	4,132,669	32,879,532	3,254,152	2,171,492	6,615,298	12,040,942	44,920,474

Mismatch	(11,907,210)	(499,838)	(1,008,294)	4,701,464	(8,713,878)	5,660,463	3,366,332	6,897,488	15,924,283	7,210,405

(*)	These balances are presented without deduction of impairment, which amount to Ch$19 million.
(**)	These balances are presented without deduction of their respective provisions, which amount to Ch$836,971 million for loans to customers and Ch$669 million for borrowings from financial institutions.
(***)	Excludes term saving accounts, which amount to Ch$405,689 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

45.	Maturity according to their remaining Terms of Financial Assets and Liabilities, continued:

	December 2024
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and deposits in banks	2,699,076	—	—	—	2,699,076	—	—	—	—	2,699,076
Transactions in the course of collection	—	372,456	—	—	372,456	—	—	—	—	372,456
Financial assets held for trading at fair value through profit or loss:
Derivative contracts financial	—	87,403	120,813	465,718	673,934	540,872	405,243	683,304	1,629,419	2,303,353
Debt financial instruments	—	1,714,381	—	—	1,714,381	—	—	—	—	1,714,381
Others	—	411,689	—	—	411,689	—	—	—	—	411,689
Financial assets at fair value through other comprehensive income	—	123,164	250,542	683,008	1,056,714	196,319	590,462	244,850	1,031,631	2,088,345
Derivative contracts financial for hedging purposes	—	—	—	4,783	4,783	25,936	15,741	27,499	69,176	73,959
Financial assets at amortized cost:
Rights under repurchase agreements	—	55,295	31,242	754	87,291	—	—	—	—	87,291
Debt financial instruments (*)	—	—	16,833	—	16,833	477,895	131,070	318,311	927,276	944,109
Loans to Banks (**)	—	398,512	57,306	211,885	667,703	—	—	—	—	667,703
Loans to customers, net (**)	—	5,344,299	2,853,497	7,464,859	15,662,655	6,849,850	4,175,945	12,186,670	23,212,465	38,875,120
Total financial assets	2,699,076	8,507,199	3,330,233	8,831,007	23,367,515	8,090,872	5,318,461	13,460,634	26,869,967	50,237,482

	December 2024
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Transactions in the course of payment	—	283,605	—	—	283,605	—	—	—	—	283,605
Financial liabilities held for trading at fair value through profit or loss:
Derivative contracts financial	—	80,209	103,327	450,350	633,886	674,660	475,577	660,683	1,810,920	2,444,806
Others	—	580	—	—	580	410	—	—	410	990
Derivative contracts financial for hedging purposes	—	—	—	10,741	10,741	241	28,906	101,152	130,299	141,040
Financial liabilities at amortized cost:
Current accounts and other demand deposits	14,263,303	—	—	—	14,263,303	—	—	—	—	14,263,303
Time deposits and saving accounts (***)	—	9,029,159	2,636,427	2,073,931	13,739,517	53,594	452	547	54,593	13,794,110
Obligations under repurchase agreements	—	109,214	65	515	109,794	—	—	—	—	109,794
Borrowings from financial institutions	—	7,945	161,196	783,552	952,693	150,775	—	—	150,775	1,103,468
Debt financial instruments issued:
Mortgage finance bonds	—	138	140	161	439	40	86	285	411	850
Bonds	—	4,451	134,852	1,033,995	1,173,298	2,577,932	2,043,457	3,894,532	8,515,921	9,689,219
Other financial obligations	—	284,479	—	—	284,479	—	—	—	—	284,479
Lease liabilities	—	2,252	4,728	19,046	26,026	36,552	18,746	10,105	65,403	91,429
Regulatory capital financial instruments	—	1,815	—	112,095	113,910	13,514	11,365	930,090	954,969	1,068,879
Total financial liabilities	14,263,303	9,803,847	3,040,735	4,484,386	31,592,271	3,507,718	2,578,589	5,597,394	11,683,701	43,275,972

Mismatch	(11,564,227)	(1,296,648)	289,498	4,346,621	(8,224,756)	4,583,154	2,739,872	7,863,240	15,186,266	6,961,510

(*)	These balances are presented without deduction of impairment, which amount to Ch$35 million.
(**)	These balances are presented without deduction of their respective provisions, which amount to Ch$786,084 million for loans to customers and Ch$888 million for borrowings from financial institutions.
(***)	Excludes term saving accounts, which amount to Ch$374,593 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

46.	Financial and Non-Financial Assets and Liabilities by Currency:

As of December 31, 2025	CLP	CLF	FX Indexation	USD	COP	GBP	EUR	CHF	JPY	CNY	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets	24,174,985	22,931,512	187,136	3,762,611	—	18,278	148,857	4,009	13,147	29,502	23,183	51,293,220
Non-Financial assets	2,271,476	7,822	1,209	526,132	—	21	955	68	—	—	—	2,807,683
Total Assets	26,446,461	22,939,334	188,345	4,288,743	—	18,299	149,812	4,077	13,147	29,502	23,183	54,100,903

Liabilities
Financial liabilities	26,552,935	11,209,717	252	6,018,272	—	6,079	129,357	262,499	232,405	18,817	895,830	45,326,163
Non-Financial liabilities	2,392,309	303,470	1,687	274,452	—	5	2,573	571	12	3	123	2,975,205
Total Liabilities	28,945,244	11,513,187	1,939	6,292,724	—	6,084	131,930	263,070	232,417	18,820	895,953	48,301,368

Mismatch of Financial Assets and Liabilities (*)	(2,377,950)	11,721,795	186,884	(2,255,661)	—	12,199	19,500	(258,490)	(219,258)	10,685	(872,647)	5,967,057

(*)	This value does not consider non-financial assets and liabilities and the notional values of derivative instruments, which are disclosed at fair value.

As of December 31, 2024	CLP	CLF	FX Indexation	USD	COP	GBP	EUR	CHF	JPY	CNY	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets	21,227,721	22,318,337	171,396	5,307,621	—	35,762	280,162	62,903	18,750	5,462	22,361	49,450,475
Non-Financial assets	2,153,271	49,318	11,699	429,341	—	—	1,273	—	—	—	64	2,644,966
Total Assets	23,380,992	22,367,655	183,095	5,736,962	—	35,762	281,435	62,903	18,750	5,462	22,425	52,095,441

Liabilities
Financial liabilities	25,758,304	10,716,291	176	5,624,828	—	6,837	297,367	170,907	230,051	—	845,804	43,650,565
Non-Financial liabilities	2,143,825	373,949	1,252	299,241	—	26	3,375	2	34	—	171	2,821,875
Total Liabilities	27,902,129	11,090,240	1,428	5,924,069	—	6,863	300,742	170,909	230,085	—	845,975	46,472,440

Mismatch of Financial Assets and Liabilities (*)	(4,530,583)	11,602,046	171,220	(317,207)	—	28,925	(17,205)	(108,004)	(211,301)	5,462	(823,443)	5,799,910

(*)	This value does not consider non-financial assets and liabilities and the notional values of derivative instruments, which are disclosed at fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report:

(1)	Introduction:

Banco de Chile seeks to maintain a risk profile that ensures the sustainable growth that is aligned with its strategic objectives, maximizing value creation and guarantee its long-term solvency. Global risk management takes into consideration the different business segments served by the Bank, being approached from a comprehensive and differentiated perspective.

Our risk management policies are established to identify and analyze the risks faced by the Bank, set appropriate risk limits, alerts and controls, monitor risks and compliance with limits and alerts in order to carry out the necessary action plans. Through its administration policies and procedures, the Bank develops a disciplined and constructive control environment. Policies as well as risk management standards, procedures and systems are regularly reviewed, and with strict adherence to compliance with the current regulatory framework.

For such purposes, the Bank has teams with extensive experience and knowledge in each area associated with risks, ensuring comprehensive and consolidated management of the same, including the Bank and its subsidiaries.

(a)	Risk Management Structure

Credit, Market and Operational Risk Management are at all levels of the Organization, with a Corporate Governance structure that recognizes the relevance of the different risk areas that exist.

The Bank’s Board of Directors as the maximum authority is responsible for establishing risk policies, the Risk Appetite Framework, and the guidelines for the measurement criteria and follow up of risks. Also, it approves the risk limits and contingency plans for each of the risks. Moreover, it approves the following policies: Credit risk policy, operational risk, business continuation, outsourcing, complex products and services, investments in debt instruments, market risk and liquidity risk policy. Likewise, it approves the internal provision and credit risk stress testing models. Additional Provisions Policy and pronounces annually on the sufficient provisions. Additionally, approves the policy of capital management for the monitoring, control, administration and the management of the bank´s capital. Also, it ratifies the strategies, functional structure and comprehensive management model of Operational Risk and guarantees the consistency of this model with the Bank’s strategy and proper implementation of the model in the organization. Along with this, it has approved the risk management policy of the model together with the development framework, validation and follow up of the models. Furthermore, it establishes the Subsidiary Risk Control Policy, describing the supervision scheme that the Bank applies to the relevant subsidiaries to control the risks that affect them. For its part, the Administration is responsible both for the establishment of standards and associated procedures as well as for the control and compliance with the disposed by the Board of Directors, ensuring that there is consistency between the criteria applied by the Bank and its subsidiaries, maintaining strict coordination at the corporate level and informing the Board of Directors in the defined instances.

The Bank’s Corporate Governance considers the active participation of the Board, acting directly or through different committees made up of Directors and Senior Management. It is permanently informed and becomes aware of the evolution of the different risk management areas, participating through its Finance, International and Financial Risk, Credit, Portfolio Risk Committee, Higher Committee on Operational Risk and Capital Management, in which the status of credit, market and operational risks and the Bank’s capital management are reviewed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

In addition to the Directors’ Committees, the Bank’s Management has the Technical Committee for the Supervision of Internal Models, the Model Risk Management Committee and the Operational Risk Committee, which review specific matters.

The following sections describe the different committees of Directors and Administration mentioned.

Risk Management is developed by the Corporate Risk Division, which by having highly experienced and specialized teams, together with a solid regulatory framework, allows for optimal and effective management of the matters they address.

The Corporate Risk Division contributes to providing effective governance to the Corporation’s main risks, with a focus on optimizing the risk-return relationship, ensuring business continuity and generating a robust risk culture, identifying potential losses derived from the non-compliance of counterparties, movements in market factors or the lack of adequacy of processes, people or systems, comprehensively contributing to capital management.

Likewise, it continually manages risk knowledge from a comprehensive approach, in order to contribute to the business anticipating threats that may damage the solvency and quality of the portfolio, promoting a unique risk culture towards the Corporation through training and permanent education.

Within this Division, the Bank’s risk functions are integrated as follows, ensuring, at the same time, the correct segregation of functions and independence:

-	Market Risk: Is responsible for developing the function of measuring, limiting, controlling and reporting market risk, along with defining valuation standards and managing the Bank’s assets and liabilities. Moreover, this management is responsible for taking care of the compliance of market risk management policies, liquidity management, investment in debt instruments approved by the board and to communicate promptly the status of market risks in detail accordingly.

-	Wholesale Credit Risk Admission: is responsible for managing, resolving and controlling the approval process of businesses related to the Wholesale segment portfolio, including specific sectors and products for this portfolio, ensuring coherence, compliance and consistency of policies. of credit risk both in the bank and in its subsidiaries.

-	Retail Admission, Regulations and Risk Transformation: Responsible for defining the credit risk management framework, both for reactive and proactive retail origination, within the defined regulatory scope and risk appetite established by the Bank. Also, the maintenance and implementation of all credit risk strategies associated with the automatic evaluation.

Manages the regulatory body, policies, standards and procedures of credit risk, adapting the established requirements and processes, for all segments transversally in the Bank. Likewise, it carries out reviews of the quality of the credit process applied to retail banks and the continuous training of executives.

-	Special Asset Management: is responsible for the collection of credits from all of the Bank’s customer segments, with differentiated management in accordance with institutional policies.

In addition, it is responsible for managing the sale of assets recovered by the Bank, coming from credit recovery processes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

-	Risk Management Monitoring, Reporting and Control: is responsible for managing and reporting credit risk, especially through monitoring the main portfolio indicators and in-depth analysis of situations and scenarios of special attention, timely detecting problems that may affect certain products, debtors or sectors, with the aim of minimizing the risk assumed and anticipating situations that could lead to credit losses.

Likewise, it provides information to the different government bodies and areas involved in the decision-making process and contributes to providing effective governance to the Corporate Risk Division projects, ensuring regulatory compliance and the correct execution of the projects. Themselves, as well as being responsible for the management control of the Corporate Risk Division.

-	Risk Models: is responsible for developing, maintaining and updating credit risk models, whether for regulatory or management uses, in accordance with local and international regulations, determining the functional specifications and the most appropriate statistical techniques for the development of the required models. These models are immersed in the measurement and management of model risk carried out by the Model Risk and Internal Control Management, and presented to the corresponding government bodies, such as the Technical Committee for the Supervision of Internal Models, the Portfolio Risk Committee or the Board of Directors, as appropriate.

Additionally, this Area is responsible for managing the process of calculating provisions for credit risk, ensuring the correct execution of the processes and analysis of the results obtained.

-	Model Risk and Internal Control: Is responsible for to managing the risks associated with models and processes, supported by the functions of model validation and monitoring, model risk management, and internal control.

Conducts an independent review, evaluating the quality of the data, modeling techniques, compliance with regulatory provisions, its insertion within the institution and existing documentation. It also tracks the performance of the models and monitors each stage of the life cycle of the models within its scope, with the final purpose of generating mechanisms that allow it to measure and manage the level of model risk to which the Bank is exposed.

Finally, it is responsible for conducting an independent assessment of the internal control environment. For this purpose it has procedures that use the COSO 2013 (Committee of Sponsoring Organizations of the Treadway Commission) framework as a reference, which comprises five components: control environment, risk assessment, control activities, information and communication, and monitoring. This is carried out within the context of complying with local and international regulatory requirements, through the Updated Compilation of Regulations issued by the Financial Market Commission and Section 404 of the Sarbanes-Oxley Act, respectively.

-	Global Control: Address the operational risk environment and continuity of the business. This management is responsible for managing and supervising the application of policies, standards and procedures in each of the areas within the Bank and Subsidiaries. In relation to the area of Operational Risk, it is in charge for guaranteeing the identification and efficient management of operational risks and promoting a risk culture to prevent financial losses and improve the quality of processes, proposing continuous improvements to risk management, aligned with regulatory requirements of Basel III and business objectives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

As part of the structure, the Business Continuity Management is responsible for the management, control, and administration of recovery strategies in contingency situations. In addition, it ensures the Bank’s operational resilience by maintaining the crisis-management governance model, guaranteeing the continuity of critical services and operations, particularly those related to critical payment products and services. This model is strengthened through a comprehensive resilience framework that includes ongoing training programs, plan updates, and controlled testing to validate the effectiveness of the strategies against disruptive events that may impact the Bank, thereby reinforcing its capacity to respond safely and efficiently. Additionally, the structure includes the role and responsibilities of the Information Security Officer (ISO), who operates independently from the Cybersecurity Division. The ISO’s function is to design and implement controls by monitoring the activities carried out by the organizational units responsible for information security, cybersecurity, and technology risk within the Bank and its subsidiaries.

Additionally, the Bank has the Cybersecurity Division, which is responsible for defining, implementing and reporting the progress of the Strategic Cybersecurity Plan in line with the Bank’s business strategy, with one of its main focuses being to protect internal information, of its clients and collaborators.

This Division consists of the Governance and Identity Management, the Cyber Defense Management and the Technological Risk and Cyber Intelligence Management. The Cybersecurity Management and Subsidiaries Control Department is also part of the division, as a control unit. Section 5 of this Note describes the responsibilities of the indicated Managements.

Committees of Directors and Bank Administration

(i) Finance, International and Financial Risk Committee

In general terms, the objectives of this committee are to monitor and continuously review the liquidity status and, trends in the most important financial positions, as well as their associated results, and their price and liquidity risks that will be generated. Some of its specific functions include, the review of the proposal to the Board of Directors of the Risk Appetite Framework (RAF), the Financing Plan and the structure of limits and alerts for price and liquidity risks, reviewing and approving the Comprehensive Risk Measurement (CRM) for subsequent due review in the Capital Management Committee and approval by the Board of Directors, the design of policies and procedures related to the establishment of limits and alerts for price risk and liquidity risk; reviewing the evolution of financial positions and market risks; monitoring limit excesses and alert activations; ensuring adequate identification of risk factors in financial positions; ensuring that the price and liquidity risk management guidelines in the Bank’s subsidiaries are consistent with those of the latter, and that these are reflected in their own policies and procedures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(ii) Credit Committees

The credit approval process is done mainly through various credit committees, which are composed of qualified professionals and with the sufficient attributions to take decisions required.

Each committee defines the terms and conditions under which the Bank accepts counterparty risks, and the Corporate Risk Division participate independently and autonomously of the commercial areas. They are constituted according to the commercial segments and the amounts to approve and have different meeting periodicities.

Within the risk management structure of the Bank, the maximum approval instance is the Credit Committee of Directors. Its functions are to resolve all credit transactions associated with customers and economic groups with approved lines of credit in excess of UF750,000, and to approve all credit transactions where the bank’s internal regulations require approval from this Committee, except for any special powers delegated by the board to management.

(iii) Portfolio Risk Committee

The Portfolio Risk Committee must understand the composition, concentration and risks attached to the bank’s loan portfolio, from a global, sectoral and business unit perspective, review and approve the comprehensive risk measurement (CRM) and the Credit Risk Appetite Framework (RAF) in the area of credit risk; It must review the main debtors, their delinquency, past-due portfolio and impairment indicators, together with the write-offs and loan portfolio provisions for each segment. It must propose differentiated management strategies, as well as analyzing and agreeing on the and analyze credit policy proposals that will be approved by the board of directors. This committee also reviews and ratifies the approvals of management models and methodologies Also, this committee is responsible for reviewing and ratifying the approvals of management models and methodologies previously carried out by the Technical Committee for the Supervision of Internal Models, as well as proposing the regulatory models and methodologies for final approval by the Board of Directors.

(iv) Collection Committee

The purpose of the Collection Committee is fundamentally to ensure the ongoing and proper monitoring of credit collection activities. In particular, it focuses on reviewing the results and evolution of the amounts assigned to collection across the different delinquency stages of each product, as well as the productivity and recovery performance of the various banking segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(v) Senior Operational Risk Committee

The Senior Operational Risk Committee makes any necessary changes to the processes, controls and information systems that support the bank’s transactions, to mitigate operational risks, and assure that areas can appropriately manage and control these risks.

This Committee has functions dedicated to supervising appropriate operational risk management at the bank and its subsidiaries, and for implementing the policies, standards and methods associated with the bank’s comprehensive operational risk management model. It plans initiatives to develop it and publishes them throughout the bank. It promotes a culture of operational risk management within the bank and its subsidiaries; review and approve the comprehensive risk measurement regarding Operational Risk. It approves the bank’s operational risk appetite framework; ensures compliance with the current regulatory framework, in matters that are limited to Operational Risk; become aware of the main frauds, incidents, events and their root causes, impacts and corrective measures accordingly; ensure the long-term solvency of the Organization (business continuity plans, information security and cybersecurity, controls, among others), avoiding risk factors that may jeopardize the continuity of the Bank. To decide about new products and services, and to verify the consistency of the operational risk management policies, business continuation, information security and cyber security across the bank’s subsidiaries, monitors their compliance, and reviews operational risk management at subsidiaries; become aware of the level of risk to which the bank is exposed in its outsourced services, sanction the selection of the model to carry out stress tests and scenario selection methodologies and evaluate the results, among others.

(vi) Capital Management Committee

The main purpose of this committee is to assess, monitor and review capital adequacy in accordance with the principles in the bank’s capital management policy and its risk framework, to ensure that capital resources are adequately managed, the CMF’s principles are respected, and the bank’s medium-term sustainability.

(vii) Technical Committee for the Supervision of Internal Models

Among other functions, this committee must ensure compliance with the main guidelines to be used for the construction and follow up of credit risk models for both regulatory and internal purposes; analyze the adopted criteria and review and approve methodologies associated with non-regulatory models, which must be submitted to the Portfolio Risk Committee for consideration, for final ratification; In the case of regulatory models, this Committee is limited to the review, leaving approval to the Portfolio Risk Committee and subsequently to the Board of Directors. It is also responsible for ensuring compliance with the model monitoring guidelines, which are also approved by the board of directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(viii) Model Risk Management Committee

Its main function is to establish and oversee the institution-wide model risk management framework. Among other responsibilities, this committee reviews and discusses the identification and assessment of model risks based on aggregated results, provides guidelines and verifies the consistency of policies with subsidiaries, ensures the updating of the institutional inventory of models and methodologies, reviews the status of observations and action plans, and submits the Model Risk Management Policy to the Board of Directors for review and approval.

(ix) Operational Risk Committee

The Committee is empowered to implement the necessary changes in the processes, controls, and IT systems that support the operations of Banco de Chile, with the aim of mitigating operational risks and ensuring that the several areas properly manage and control these risks. Among the Committee’s main functions are developing a Comprehensive Operational Risk Management Model, explicitly including Information Security, Business Continuity, and Suppliers; overseeing the implementation and/or updating of the regulatory framework related to policies and statutes, development plans, and initiatives of the model, as well as its dissemination throughout the organization. Promote a culture of operational risk management at all levels of the Bank. Review the results of comprehensive risk assessments in operational risk; reviewing the Operational Risk Appetite Framework. Ensure compliance with the current regulatory framework related to operational risk. Review the Bank’s exposure to operational risk and identifying the main operational risks to which it is exposed; becoming aware of major frauds, incidents, operational events, their root causes, impacts, and corrective actions, as well as operational risk assessments; proposing, agreeing on, and/or prioritizing strategies to mitigate major operational risks; ensuring the long-term solvency of the organization (including business continuity plans, information security, controls, among others), avoiding risk factors that could jeopardize the Bank’s continuity; ensuring that Operational Risk policies are aligned with the Bank’s objectives and strategies; reaching consensus on the development of new products and services; Becoming aware of the level of risk to which the Bank is exposed in its outsourced services, among other responsibilities.

(b)	Internal Audit

The risk management processes of the entire Bank are permanently audited by the Internal Audit Area, which examines the sufficiency of the procedures and their compliance. Internal Audit discusses the results of all evaluations with the administration and reports its findings and recommendations to the Board of Directors through the Audit Committee.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(c)	Measurement Methodology

Regarding Credit Risk, provision levels and portfolio expenses are the basic measures for determining the credit quality of our portfolio.

Banco de Chile permanently evaluates its loan portfolio, timely recognizing the associated level of risk of the loan portfolio. For such purpose, the Bank has guidelines for the generation of credit risk models, covering management models (reactive and proactive admission models and collection models), provision models (both under local regulations in accordance with the instructions issued by the CMF, as well as under IFRS criteria) and stress tests that are part of the Bank’s effective equity self-assessment process. The Board of Directors approves these guidelines, and the models developed.

For the purposes of covering losses in the event of customers payment default, the Bank determines the level of allowances that must be established based on the following:

-	Individual evaluation: mainly applies to the Bank’s portfolio of legal persons that, due to their size, complexity or indebtedness, requires a more detailed level of knowledge and a case-by-case analysis. Each debtor is assigned one of the 16 risk categories defined by the CMF, to establish the allowances in a timely and appropriate manner. The review of the portfolio risk classifications is carried out permanently considering the financial situation, payment behavior and the environment of each client.

-	Group evaluation mainly applies to the portfolio of natural persons and smaller companies. These assessments are carried out monthly through statistical models that allow estimating the level of allowances necessary to cover the portfolio risk; for commercial, consumer and mortgage portfolios, these results are compared with the standard models provided by the regulator, with the resulting allowance being the largest between both methods. The consistency analysis of the models is conducted through an independent validation of the unit that develops them and, subsequently, through the analysis of retrospective tests that allow the comparison of the actual losses to expected losses. In March 2024, the CMF issued the regulations that establish the Standardized Methodology for computing Allowances for Consumer Loans, whose provisions became effective beginning on accounting closing of January 2025.

To validate the quality and robustness of the risk assessment processes, the Bank annually performs a test of the adequacy of allowances for the total loan portfolio, verifying that the allowances established are adequate to cover the losses that could arise from credit operations granted. The result of this analysis is presented to the Board of Directors, which provides its view on the adequacy of the allowances in each year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

Banco de Chile establishes additional allowances with the objective of protecting itself from the risk of unpredictable economic fluctuations that may affect the macroeconomic environment or the situation of a specific economic sector. At least once a year, the amount of additional allowances to be or released is annually proposed to the Portfolio Risk Committee and subsequently to the Board of Directors for approval.

In this context, in January 2025, the Bank released additional allowances because of the impact of the regulatory implementation of the standard consumer matrix.

The monitoring and control of risks are performed mainly based on limits established by the Board of Directors. These limits reflect the Bank’s business and market strategy, as well as the level of risk that it is willing to accept, with additional emphasis on the industries selected.

The Bank develops its capital planning process on a comprehensive basis with its strategic planning, in line with the risks inherent to its activity, the economic and competitive environment, its business strategy, corporate values, as well as its governance, management and risk control. As part of the capital planning process and, in line with that required by the regulator, Risk-Weighted Assets and stress tests are obtained in the dimensions of credit, market and operational risk, as well as the Comprehensive Measurement of financial and non-financial risks.

The Bank annually reviews and updates its Risk Appetite Framework, approved by the Board of Directors, that allows the Bank to identify, evaluate, measure, mitigate and control proactively and in advance all relevant risks that could materialize in the normal course of its business. For such purpose, the Bank uses different management tools and defines an adequate structure of alerts and limits, which are part of such Framework allowing it to constantly monitor the performance of different indicators and implement timely corrective actions, in the cases those are needed. The result of these activities is part of the annual self-assessment report of effective equity approved by the Board of Directors and reported to the CMF.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(2)	Credit Risk:

Credit risk considers the likelihood that the counterparty in the credit operation will not be able to fulfill its contractual obligation due to inability or financial insolvency, and this leads to a potential credit loss.

The Bank seeks an adequate risk-return relation, and an appropriate balance of the risks assumed, through permanent credit risk management considering the processes of admission, monitoring and recovery of the loans granted. Establishes the risk management framework for the different business segments it serves, responding to regulatory demands and commercial dynamism, being part of the digital transformation and contributing from a risk perspective to the various businesses addressed, through a vision of the portfolio that allows managing, resolving and controlling the business approval and monitoring process in an efficient and proactive manner.

In the business segments, the application of additional management processes is taken into consideration, to the extent required, for those financing requests that that will have a greater exposure to environmental and/or social risks.

The Bank integrates the socio-environmental criteria in its evaluations for the granting of financing destined to the development of projects, whether national or regional, and that can generate an impact of this type, where they are executed. For the financing of projects, they must have the corresponding permits, authorizations, patents and studies, according to the impact they generate. In addition, the Bank has specialized units for serving large clients, through which the financing of project development is concentrated, including those of Public Works concessions that contemplate the construction of infrastructure, mining, electrical and real estate developments that can generate an environmental impact.

During 2025, progress continued in identifying the risks associated with climate change, producing heat maps for the individual portfolio related to exposure to Physical Risks (at the level of geographic areas within the country) and Transition Risks (at the level of economic sectors). Likewise, within the framework of the regulatory provisions set out in General Rule NCG 519, the Bank is making progress in various areas in preparation for its upcoming entry into force.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

Credit policies and processes materialize in the following management principles, which are addressed with a specialized approach according to the characteristics of the different markets and segments served, recognizing the singularities of each one of them:

1.	Apply a rigorous evaluation in the admission process, based on established credit policies, standards and procedures, together with the availability of sufficient and accurate information. Thus, it corresponds to analyze the generation of flows and solvency of the client to meet their payment commitments and, when the characteristics of the operation merit it, must constitute adequate collateral that allow mitigating the risk incurred with the client.

2.	Have permanent and robust portfolio tracking processes, through procedures and systems that alert both the potential indications of impairment of clients, with respect to the conditions of origin, and also the possible business opportunities with those that present a better payments quality and behavior.

3.	To develop credit risk modeling guidelines, in regulatory aspects and management, for efficient decision-making at different stages of the credit process.

4.	Have a collection structure with timely, agile and effective processes that allow management to be carried out in accordance with the different types of clients and the types of breaches that arise, always in strict adherence to the regulatory framework and the Bank’s reputational definitions.

5.	Maintain an efficient administration in work teams’ organization, tools and availability of information that allow an optimal credit risk management.

Based on these management principles, the Corporate Risk Division contributes to the business and anticipates threats that may affect the solvency and quality of the portfolio, delivering timely responses to clients, maintaining the solid fundamentals that characterize the Bank’s portfolio in its different segments. and products.

The credit risk management process consists of the stages of Admission, Monitoring and Recovery or Collection for the retail and wholesale business segments to which the Bank provides services.

(a)	Admission:

In the retail segments, admission management is carried out mainly through a risk evaluation that uses scoring tools and credit attribution to approve each operation. These evaluations, for natural persons without a business line and clients in the SME segment, take into consideration the level of indebtedness, the payment capacity and the maximum acceptable exposure for the customer, through information on payment behavior, indebtedness in the financial system and business and financial information, as applicable.

Additionally, the bank has proactive admission processes for a diverse portfolio of clients. These consist of mass evaluation of clients through statistical models of eligibility and payment capacity, generating credit offers aligned with the strategies defined. This makes possible to have preapproved credit offers available through multiple channels taking into consideration the business plan and the relation between risk and return.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

While in the Wholesale segments, the management of admission is conducted through an individual analysis of the client, also the relationship with the rest of the entities, if applicable. This analysis takes into consideration among other factors the capacity to generate cash, the financial situation with emphasize on the equity solvency, the levels of exposure, variables of the industry, evaluation of the shareholders and the management, the specific aspects of the operations like the structure and term of the financing, products and guarantees. The mentioned evaluation is supported by a rating model that permits greater homogeneity in the client analysis and their group.

There are also specialized areas of segments that by their nature need the knowledge of an expert, such as real estate, construction, agriculture, finance, international, among others. These experts support the preparation of the operations having certain tools designed to meet the needs of the specific characteristics of the businesses and their respective risks.

(b)	Follow Up:

From granting a credit until it expires, it is necessary to have a follow up of the behavior and financial situation of the debtor with emphasis on its payment capacity, as the situation of the client and associated risk change over time. Portfolio monitoring allows the bank to act proactively if signs of overall impairment are detected or if the debtor’s ability to meet its obligations is affected.

To properly follow up, methodologies and tools for diverse segments that the bank participates, have been developed, those then permit a proper management of its credit portfolio.

In the retail segments, the control and follow up concentrate on monitoring the main indicators of the portfolio and analysis of the groups, reported in the management reports, generating relevant information for the decision making in different occasions defined. At the same time special follow ups are generated according to the relevant facts of the environment.

While in the wholesale segments, a permanent follow up is carried out through management tools at individual level taking into consideration the business segments, economic sectors. Through this process the alarms are generated that guarantee the correct and prompt recognition of the risk in the portfolio of individuals. The specific conditions established in the admission at the moment of approval like the financial covenants, coverage of certain guarantees and others, are monitored.

Additionally, in the admission area, simultaneous follow up tasks are carried out that permit the monitoring of the development of the operations from the beginning until recovering the capital, having as the objective to make sure that the portfolio´s risks are correctly and promptly identified, at the same time managing proactively the cases with higher risks.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(c)	Recovery and collection:

The Bank has specific regulations related to customer collection and normalization, which ensure the quality of the portfolio in accordance with credit policies, and the desired risk appetite framework and strict adherence to the current regulatory framework. Through collection management, the clients with temporary cash flow problems are favored, debt normalization plans are proposed for viable clients, so that it is possible to maintain the relationship in the long term once their situation is regularized. The recovery of assets at risk is maximized and the necessary collection actions are carried out, in a timely manner, to ensure the recovery of debts or reduce the potential loss.

In the retail segments, the Bank defines refinancing criteria through the establishment of predefined renegotiation guidelines to resolve the debt issues of viable clients with payment intentions, maintaining an adequate risk-return relationship, along with the incorporation of robust tools to differentiated collection management.

In the wholesale segments, when detecting clients that show signs of deterioration or non-compliance with any type or condition, the commercial area to which the client belongs, together with the Corporate Risk Division, establish action plans for their regularization. In those cases of greater complexity where specialized management is required, the Special Asset Management, area is directly in charge of collection management, establishing action plans and negotiations based on the characteristics of each customer.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(d)	Portfolio Concentration:

The maximum exposure to credit risk, by client or counterparty, without taking into account guarantees or other credit enhancements as of December 31, 2025 and 2024, does not exceed 10% of the Bank’s effective equity.

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2025:

	Chile	United States	England	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and deposits in banks	2,256,651	279,035	7,971	8	47,321	2,590,986

Financial assets held for trading at fair value through profit or loss:

Derivative contracts financial
Forwards (*)	219,698	9,347	73,114	—	75,651	377,810
Swaps (**)	683,270	118,530	575,343	—	111,667	1,488,810
Call Options	332	—	—	—	—	332
Put Options	2,515	—	—	—	—	2,515
Futures	—	—	—	—	—	—
Subtotal	905,815	127,877	648,457	—	187,318	1,869,467

Debt Financial Instruments
From the Chilean Government and Central Bank	2,798,329	—	—	—	—	2,798,329
Other debt financial instruments issued in Chile	277,354	—	—	—	—	277,354
Financial debt instruments issued Abroad	—	46,019	—	—	—	46,019
Subtotal	3,075,683	46,019	—	—	—	3,121,702

Other Financial Instruments
Investments in mutual funds	400,222	—	—	—	—	400,222
Equity instruments	619	—	—	—	—	619
Others	616	802	—	—	—	1,418
Subtotal	401,457	802	—	—	—	402,259

Financial Assets at fair value through other comprehensive income:

Debt Financial Instruments
From the Chilean Government and Central Bank	1,174,306	—	—	—	—	1,174,306
Other debt financial instruments issued in Chile	2,338,926	—	—	—	—	2,338,926
Financial debt instruments issued Abroad	—	35,739	—	—	—	35,739
Subtotal	3,513,232	35,739	—	—	—	3,548,971

Derivatives Hedge Accounting
Forwards	—	—	—	—	—	—
Swaps	—	7,130	22,584	—	—	29,714
Call Options	—	—	—	—	—	—
Put Options	—	—	—	—	—	—
Futures	—	—	—	—	—	—
Subtotal	—	7,130	22,584	—	—	29,714

Financial assets at amortized cost:
Rights under repurchase agreements	100,643	—	—	—	—	100,643

Debt Financial Instruments
From the Chilean Government and Central Bank	460,956	—	—	—	—	460,956
Subtotal	460,956	—	—	—	—	460,956

Loans to Banks
Central Bank of Chile	—	—	—	—	—	—
Domestic banks	—	—	—	—	—	—
Foreign Banks (***)	—	5,024	—	204,397	190,371	399,792
Subtotal	—	5,024	—	204,397	190,371	399,792

Loans to Customers, Net
Commercial loans	19,469,504	—	—	—	39,851	19,509,355
Residential mortgage loans	13,916,618	—	—	—	—	13,916,618
Consumer loans	5,765,997	—	—	—	—	5,765,997
Subtotal	39,152,119	—	—	—	39,851	39,191,970

(*)	Others includes France Ch$70,734 million, Switzerland Ch$4,917million.
(**)	Others includes France Ch$38,116 million, Spain Ch$26,711 million and Canada Ch$46,840 million.
(***)	Others includes China Ch$122,586 million, South Korea Ch$6,794, Peru Ch$473 million, Netherlands Ch$36,303 million, Singapore Ch$21,658 million and India Ch$2,557 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

	Central Bank of Chile	Government	Retail (Individuals)	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	1,347,525	—	—	1,243,461	—	—	—	—	—	—	—	—	—	—	2,590,986

Financial Assets held for trading at fair value through profit or loss:
Derivative contracts Financial
Forwards	—	—	—	336,264	13,248	6,864	1,297	586	1,437	—	8,506	5,667	3,941	—	377,810
Swaps	—	—	8	1,412,893	2,596	3,106	—	17,419	4,405	33	34,024	2,654	11,672	—	1,488,810
Call Options	—	—	—	58	204	13	—	—	57	—	—	—	—	—	332
Put Options	—	—	—	425	1,866	199	—	—	—	16	—	8	1	—	2,515
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	8	1,749,640	17,914	10,182	1,297	18,005	5,899	49	42,530	8,329	15,614	—	1,869,467

Debt Financial Instruments
From the Chilean Government and Central Bank	2,388,127	410,202	—	—	—	—	—	—	—	—	—	—	—	—	2,798,329
Other debt financial instruments issued in Chile	—	—	—	277,354	—	—	—	—	—	—	—	—	—	—	277,354
Financial debt instruments issued Abroad	—	46,019	—	—	—	—	—	—	—	—	—	—	—	—	46,019
Subtotal	2,388,127	456,221	—	277,354	—	—	—	—	—	—	—	—	—	—	3,121,702

Other Financial Instruments
Investments in mutual funds	—	—	—	400,222	—	—	—	—	—	—	—	—	—	—	400,222
Equity instruments	—	—	—	619	—	—	—	—	—	—	—	—	—	—	619
Others	—	—	—	1,418	—	—	—	—	—	—	—	—	—	—	1,418
Subtotal	—	—	—	402,259	—	—	—	—	—	—	—	—	—	—	402,259

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments
From the Chilean Government and Central Bank	—	1,174,306	—	—	—	—	—	—	—	—	—	—	—	—	1,174,306
Other debt financial instruments issued in Chile	—	—	—	2,254,319	6,658	—	—	11,727	38,011	—	—	—	28,211	—	2,338,926
Financial debt instruments issued Abroad	—	—	—	35,739	—	—	—	—	—	—	—	—	—	—	35,739
Subtotal	—	1,174,306	—	2,290,058	6,658	—	—	11,727	38,011	—	—	—	28,211	—	3,548,971

Derivatives Hedge Accounting
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	29,714	—	—	—	—	—	—	—	—	—	—	29,714
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	29,714	—	—	—	—	—	—	—	—	—	—	29,714

Financial assets at amortized cost (*)
Rights by resale agreements	—	—	—	98,266	—	—	—	—	—	—	—	—	2,377	—	100,643

Debt financial instruments
From the Chilean Government and Central Bank	—	460,956	—	—	—	—	—	—	—	—	—	—	—	—	460,956
Subtotal	—	460,956	—	—	—	—	—	—	—	—	—	—	—	—	460,956

Loans to Banks
Central Bank of Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign banks	—	—	—	399,792	—	—	—	—	—	—	—	—	—	—	399,792
Subtotal	—	—	—	399,792	—	—	—	—	—	—	—	—	—	—	399,792

(*)	Economic activity of Loans to customers disclosed in Note 13 letter (g).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2024:

	Chile	United States	England	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and deposits in banks	1,928,373	652,953	20,508	8	97,234	2,699,076

Financial assets held for trading at fair value through profit or loss:

Derivative contracts financial
Forwards (*)	161,046	4,215	30,380	—	32,029	227,670
Swaps (**)	927,824	57,428	917,837	—	167,392	2,070,481
Call Options	3,937	—	1,012	—	—	4,949
Put Options	250	—	3	—	—	253
Futures	—	—	—	—	—	—
Subtotal	1,093,057	61,643	949,232	—	199,421	2,303,353

Debt Financial Instruments
From the Chilean Government and Central Bank	1,495,457	—	—	—	—	1,495,457
Other debt financial instruments issued in Chile	217,948	—	—	—	—	217,948
Financial debt instruments issued Abroad	—	976	—	—	—	976
Subtotal	1,713,405	976	—	—	—	1,714,381

Other Financial Instruments
Investments in mutual funds	408,121	—	—	—	—	408,121
Equity instruments	1,039	—	—	—	—	1,039
Others	1,930	599	—	—	—	2,529
Subtotal	411,090	599	—	—	—	411,689

Financial Assets at fair value through other comprehensive income:

Debt Financial Instruments
From the Chilean Government and Central Bank	660,777	—	—	—	—	660,777
Other debt financial instruments issued in Chile	1,375,630	—	—	—	—	1,375,630
Financial debt instruments issued Abroad	—	51,938	—	—	—	51,938
Subtotal	2,036,407	51,938	—	—	—	2,088,345

Derivatives Hedge Accounting
Forwards	—	—	—	—	—	—
Swaps	—	28,599	40,794	—	4,566	73,959
Call Options	—	—	—	—	—	—
Put Options	—	—	—	—	—	—
Futures	—	—	—	—	—	—
Subtotal	—	28,599	40,794	—	4,566	73,959

Financial assets at amortized cost:
Rights under repurchase agreements	87,291	—	—	—	—	87,291

Debt Financial Instruments
From the Chilean Government and Central Bank	944,109	—	—	—	—	944,109
Subtotal	944,109	—	—	—	—	944,109

Loans to Banks
Central Bank of Chile	—	—	—	—	—	—
Domestic banks	300,042	—	—	—	—	300,042
Foreign Banks (***)	—	—	—	269,191	98,470	367,661
Subtotal	300,042	—	—	269,191	98,470	667,703

Loans to customers, Net
Commercial loans	19,985,358	—	—	—	119,870	20,105,228
Residential mortgage loans	13,218,586	—	—	—	—	13,218,586
Consumer loans	5,551,306	—	—	—	—	5,551,306
Subtotal	38,755,250	—	—	—	119,870	38,875,120

(*)	Others includes France Ch$28,892 million, Spain Ch$2,313 million, Switzerland Ch$765 million and Belgium Ch$59 million.
(**)	Others includes France Ch$43,194 million, Spain Ch$31,437 million and Canada Ch$92,761 million.
(***)	Others includes China Ch$32,260 million, Netherlands Ch$26,931 million, Switzerland Ch$24.665 million and Singapore Ch$14,614 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

	Central Bank of Chile	Government	Retail (Individuals)	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	1,036,476	—	—	1,662,600	—	—	—	—	—	—	—	—	—	—	2,699,076

Financial Assets held for trading at fair value through profit or loss:
Derivative contracts Financial
Forwards	—	—	—	199,429	3,890	13,094	200	2,394	5,024	315	1,183	638	1,503	—	227,670
Swaps	—	—	—	1,972,003	1,079	7,970	—	13,947	23,613	1,756	37,459	7,758	4,896	—	2,070,481
Call Options	—	—	—	1,182	1,036	1,159	—	—	1,483	—	76	—	13	—	4,949
Put Options	—	—	—	90	137	26	—	—	—	—	—	—	—	—	253
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	2,172,704	6,142	22,249	200	16,341	30,120	2,071	38,718	8,396	6,412	—	2,303,353

Debt Financial Instruments
From the Chilean Government and Central Bank	1,217,317	278,140	—	—	—	—	—	—	—	—	—	—	—	—	1,495,457
Other debt financial instruments issued in Chile	—	—	—	217,948	—	—	—	—	—	—	—	—	—	—	217,948
Financial debt instruments issued Abroad	—	—	—	976	—	—	—	—	—	—	—	—	—	—	976
Subtotal	1,217,317	278,140	—	218,924	—	—	—	—	—	—	—	—	—	—	1,714,381

Other Financial Instruments
Investments in mutual funds	—	—	—	408,121	—	—	—	—	—	—	—	—	—	—	408,121
Equity instruments	—	—	—	1,039	—	—	—	—	—	—	—	—	—	—	1,039
Others	—	—	—	2,529	—	—	—	—	—	—	—	—	—	—	2,529
Subtotal	—	—	—	411,689	—	—	—	—	—	—	—	—	—	—	411,689

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments
From the Chilean Government and Central Bank	—	660,777	—	—	—	—	—	—	—	—	—	—	—	—	660,777
Other debt financial instruments issued in Chile	—	—	—	1,342,558	5,202	—	—	11,315	11,503	—	5,052	—	—	—	1,375,630
Financial debt instruments issued Abroad	—	—	—	51,938	—	—	—	—	—	—	—	—	—	—	51,938
Subtotal	—	660,777	—	1,394,496	5,202	—	—	11,315	11,503	—	5,052	—	—	—	2,088,345

Derivatives Hedge Accounting
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	73,959	—	—	—	—	—	—	—	—	—	—	73,959
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	73,959	—	—	—	—	—	—	—	—	—	—	73,959

Financial assets at amortized cost (*)
Rights by resale agreements	—	—	—	82,505	—	—	—	—	—	—	—	—	4,786	—	87,291

Debt financial instruments
From the Chilean Government and Central Bank	—	944,109	—	—	—	—	—	—	—	—	—	—	—	—	944,109
Subtotal	—	944,109	—	—	—	—	—	—	—	—	—	—	—	—	944,109

Loans to Banks
Central Bank of Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Domestic banks	—	—	—	300,042	—	—	—	—	—	—	—	—	—	—	300,042
Foreign banks	—	—	—	367,661	—	—	—	—	—	—	—	—	—	—	367,661
Subtotal	—	—	—	667,703	—	—	—	—	—	—	—	—	—	—	667,703

(*)	Economic activity of Loans to customers disclosed in Note 13 letter (g).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(e)	Collateral and Other Credit Enhancements:

The amount and type of collateral required depends on the counterparty’s credit risk assessment.

The Bank has guidelines regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are:

●	For commercial loans: Residential and non-residential real estate, liens and inventory.

●	For retail loans: Mortgage loans on residential property.

The Bank also obtains collateral from parent companies for loans granted to their subsidiaries.

Management makes sure its collateral is acceptable according to both external standards and internal policies guidelines and parameters. The Bank has approximately 255,927 collateral assets as of December 31, 2025 (248,807 in December 2024), the majority of which consist of real estate. The following table contains guarantees value:

		Guarantee
December 2025	Loans	Mortgages	Pledges	Securities	Warrants	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate Lending	14,650,675	3,943,491	132,773	471,893	3,086	4,551,243
Small Business Lending	4,858,680	3,465,683	15,860	10,592	—	3,492,135
Consumer Lending	5,765,997	367,490	439	2,361	—	370,290
Mortgage Lending	13,916,618	13,457,848	63	—	—	13,457,911
Total	39,191,970	21,234,512	149,135	484,846	3,086	21,871,579

		Guarantee
December 2024	Loans	Mortgages	Pledges	Securities	Warrants	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate Lending	15,278,242	3,985,392	137,504	559,132	1,345	4,683,373
Small Business Lending	4,826,986	3,465,474	14,464	10,240	—	3,490,178
Consumer Lending	5,551,306	387,195	552	2,500	—	390,247
Mortgage Lending	13,218,586	12,711,594	120	—	—	12,711,714
Total	38,875,120	20,549,655	152,640	571,872	1,345	21,275,512

The Bank also uses mitigating tactics for credit risk on derivative transactions. Through date, the following mitigating tactics are used:

●	Accelerating transactions and net payment using market values at the date of default of one of the parties.

●	Option for both parties to terminate early any transactions with a counterparty at a given date, using market values as of the respective date.

Margins established with time deposits by customers who have FX forwards with subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(e)	Collaterals and Other Credit Enhancements, continued:

The value of the guarantees that the Bank maintains related to the loans individually classified as impaired as of December 31, 2025 and 2024 amounted Ch$190,093 million and Ch$183,021 million, respectively.

The value guarantees related to past due loans but no impaired as of December 31, 2025 and 2024 amounted Ch$545,626 million and Ch$521,142 million respectively.

(f)	Credit Quality by Asset Class:

The Bank determines the credit quality of financial assets using internal credit ratings. The rating process is linked to the Bank’s approval and monitoring processes and is carried out in accordance with risk categories established by current standards. Credit quality is continuously updated based on any favorable or unfavorable developments to customers or their environments, considering aspects such as commercial and payment behavior as well as financial information.

The Bank also carries out reviews focused on companies that participate in specific economic sectors, which are affected either by macroeconomic variables or variables of the sector. In this way, it is possible to timely establish the necessary and sufficient level of provisions to cover the losses due to the eventual non-recoverability of the credits granted.

The credit quality by asset class for Consolidated Statements of Financial Position sheet items, based on the Bank’s credit rating system, is presented in Note 13 letter (d).

Below is the detail of the default but not impaired portfolio:

	Past due but not impaired (*)
	1 to 29 days	30 to 59 days	60 to 89 days	90 or more days
	MCh$	MCh$	MCh$	MCh$

December 2025	875,016	233,505	75,726	—
December 2024	837,159	207,787	62,454	—

(*)	These amounts include the overdue portion and the remaining balance of loans in default.

(g)	Assets Received in Lieu of Payment:

The Bank has received assets in lieu of payment totaling Ch$24,625 million and Ch$32,929 million as of December 31, 2025 and 2024, respectively, the majority of which are properties. All of these assets are managed for sale.

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(h)	Renegotiated Assets:

The loans are presented as renegotiated in the balance sheet correspond to those in which the corresponding financial commitments have been restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	2025	2024
Financial Assets	MCh$	MCh$
Loans to Banks
Central Bank of Chile	—	—
Domestic banks	—	—
Foreign banks	—	—
Subtotal	—	—

Loans to customers, net
Commercial loans	504,756	484,156
Residential mortgage loans	322,610	299,599
Consumer loans	365,996	369,183
Subtotal	1,193,362	1,152,938
Total renegotiated financial assets	1,193,362	1,152,938

(i)	Compliance with credit limit granted to related debtors:

Below are detailed the figures for compliance with the credit limit granted to debtors related to the ownership or management of the Bank and subsidiaries, in accordance with the Article 84 No. 2 of the General Banking Law, which establishes that in no case the total of these credits may exceed the amount of its Total or Regulatory Capital:

	December 2025	December 2024
	MCh$	MCh$

Total related debt	571,097	579,923
Consolidated Total or Regulatory Capital	7,115,175	6,955,292
Limit used %	8.03%	8.34%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk:

Market Risk refers to the loss that the Bank could face due to a liquidity shortage to honor the payments, or to close financial transactions in a timely manner (Liquidity Risk), or due to adverse movements in the values of market variables (Price Risk). For its correct management, the guidelines of the Liquidity Risk Management Policy and the Market Risk Management Policy are considered, both are subject to review, at least annually, by the Market Risk Manager and approval by the Bank’s Board of Directors, at least annually.

a)	Liquidity Risk:

Liquidity Risk Measurement and Limits

The Bank manages the Liquidity Risk in accordance with the established on the Liquidity Risk Management Policy, managing separately for each sub-category thereof; this is for Trading Liquidity Risk and Funding Liquidity Risk.

Trading Liquidity Risk is the inability to close, at current market prices, the financial positions opened mainly from the Trading Book (which is daily valued at market prices and the value differences instantly reflected in the Income Statement). This risk is controlled by establishing limits on the positions amounts of the Trading Book in accordance with what is estimated to be closed in a short time period. Additionally, the Bank incorporates a negative impact on the Income Statement whenever it considers that the size of a certain position in the Trading Book exceeds the reasonable amount, negotiated in the secondary markets, which would allow the exposure to be offset without altering market prices.

Funding Liquidity Risk refers to the Bank’s inability to obtain sufficient cash to meet its immediate obligations. This risk is managed by a minimum amount of highly liquid assets called liquidity buffer, and establishing limits and controls of internal metrics, among which the Market Access Report (“MAR”) stands out, which estimates the amount of funding that the Bank would need from wholesale financial counterparties, for the next 30 and 90 days in each of the relevant currencies of the balance sheet, to face a cash need as a result of the operation under business as usual conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The use as of December within 2025 is illustrated below (LCCY = local currency; FCCY = foreign currency):

	MAR LCCY + FCCY BCh$		MAR FCCY MUS$
	1 - 30 days	1 - 90 days		1 - 30 days

Maximum	2,693	4,922	Maximum	1,613
Minimum	604	2,743	Minimum	(71)
Average	1,550	3,896	Average	718

The Bank also monitors the amount of assets denominated in local currency that is financed by liabilities denominated in foreign currency, including all tenors and the cash flows generated by full delivery derivatives payments. This metric is referred to as Cross Currency Funding. The bank oversees and limits this amount to take precautions against not only Banco de Chile’s event but also against a systemic adverse environment generated by a country risk event that might trigger lack of foreign currency funding.

The use of Cross Currency Funding within the year 2025 is illustrated below:

Cross Currency Funding MUS$

Maximum	3,635
Minimum	604
Average	2,167

The Bank establishes thresholds that alert behaviors outside the expected ranges at a normal or prudent level of operation, in order to protect other dimensions of liquidity risk such as, for example, maturities concentration of fund providers, the diversification of sources of funds either by type of counterparty or type of product, among others.

The evolution over time of the statement of financial ratios of the Bank is monitored in order to detect structural changes in the characteristics of the balance sheet, such as those presented in the following table and whose relevant values of use during the year 2025 are shown below:

	Funding Financial Counterparties/ Assets	Deposits/ Loans

Maximum	39%	65%
Minimum	36%	60%
Average	38%	62%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

Additionally, some market index, prices and monetary decisions taken by the Central Bank of Chile are monitored to detect structural changes in market conditions that can trigger a liquidity shortage or even a financial crisis.

Furthermore, the Liquidity Risk Management Policy enforces to perform stress tests periodically which are controlled against potentially accessible action plans in each modeled scenario, according with the guidelines established in the Liquidity Contingency Plan. This process is essential in determining the liquidity risk appetite framework of the institution.

The Bank measures and controls the mismatch of cash flows under regulatory standards with the C46 index report, which represents the net cash flows expected over time because of the contractual maturity of almost all assets and liabilities. Additionally, the Commission for the Financial Market (hereinafter, “CMF”) authorized Banco de Chile, among others, to report the adjusted C46 index. This allows the Bank to report, in addition to the regular C46 index, outflow behavior assumptions of certain specific elements of the liability, such as demand deposits and time deposits. In addition, the regulator also requires some rollover assumptions for the loan portfolio.

Through the present date, the CMF establishes the following provisions for the C46 index:

Foreign Currency balance sheet items: 1-30 days, Regulatory Limit C46 index < 1 x Tier-1 Capital

The levels of use of this index during the year 2025 is illustrated below:

	Adjusted C46 CCY and FCCY as part of Basic Capital		Adjusted C46 FCCY as part of Basic Capital
	1 - 30 days	1 - 90 days	1 - 30 days

Maximum	0.21	0.20	0.28
Minimum	(0.14)	(0.23)	0.08
Average	0.01	(0.01)	0.21
Regulatory Limit	N/A	N/A	1.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The individual and consolidated term liquidity gap are presented below:

QUARTERLY STATEMENT OF INDIVIDUAL LIQUIDITY SITUATION

AS OF DECEMBER 31, 2025 CONTRACTUAL BASIS

Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	693,213	979,445	968,537	1,065,858
Cash flow payable (liabilities) and expenses	2,430,445	2,876,778	3,354,654	4,273,259
Liquidity Gap	1,737,232	1,897,333	2,386,117	3,207,401

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	693,213	979,445	968,537	1,065,858
Cash flow payable (liabilities) and expenses	2,430,445	2,876,778	3,354,654	4,273,259
Liquidity Gap	1,737,232	1,897,333	2,386,117	3,207,401

Limits:
One time capital			5,644,125
AVAILABLE MARGIN (*)			3,258,008

*	In the limit up to 30 days, in foreign currency, the Bank has an available margin of Ch$3,258,008,501,010.

QUARTERLY STATEMENT OF INDIVIDUAL LIQUIDITY SITUATION

AS OF DECEMBER 31, 2025 ADJUSTED BASIS

Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	7,989,676	10,785,433	11,966,865	14,258,609
Cash flow payable (liabilities) and expenses	9,468,044	10,446,546	11,889,594	14,194,574
Liquidity Gap	1,478,368	(338,887)	(77,271)	(64,035)

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	614,569	782,091	630,859	455,068
Cash flow payable (liabilities) and expenses	1,505,781	1,863,160	2,215,807	3,043,888
Liquidity Gap	891,212	1,081,069	1,584,948	2,588,820

Limits:
One time capital			5,644,125
AVAILABLE MARGIN (*)			4,059,177

*	In the limit up to 30 days, in foreign currency, the Bank has an available margin of Ch$4,059,177,634,843.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

QUARTERLY STATEMENT OF CONSOLIDATED LIQUIDITY SITUATION

AS OF DECEMBER 31, 2025 CONTRACTUAL BASIS

Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	9,350,866	12,579,070	14,315,907	17,529,813
Cash flow payable (liabilities) and expenses	20,617,686	23,047,061	26,450,839	30,298,214
Liquidity Gap	11,266,820	10,467,991	12,134,932	12,768,401

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	693,213	979,445	968,538	1,065,862
Cash flow payable (liabilities) and expenses	2,430,507	2,876,839	3,354,715	4,273,320
Liquidity Gap	1,737,294	1,897,394	2,386,177	3,207,458

Limits:
One time capital			5,644,125
AVAILABLE MARGIN (*)			3,257,948

*	In the limit up to 30 days, in foreign currency, the Bank has an available margin of Ch$3,257,948,417,020.

QUARTERLY STATEMENT OF CONSOLIDATED LIQUIDITY SITUATION

AS OF DECEMBER 31, 2025 ADJUSTED BASIS

Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	9,018,516	11,843,584	13,043,834	15,347,579
Cash flow payable (liabilities) and expenses	10,353,960	11,335,132	12,788,552	15,093,532
Liquidity Gap	1,335,444	(508,452)	(255,282)	(254,047)

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	614,569	782,091	630,860	455,073
Cash flow payable (liabilities) and expenses	1,505,842	1,863,222	2,215,868	3,043,949
Liquidity Gap	891,273	1,081,131	1,585,008	2,588,876

Limits:
One time capital			5,644,125
AVAILABLE MARGIN (*)			4,059,117

*	In the limit up to 30 days, in foreign currency, the Bank has an available margin of Ch$4,059,117,550,856.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

Liquid Assets Consolidated Balance Statement as of December 31, 2025, values in BCh$

Source: Financial Statements Banco de Chile as of December 31, 2025

Additionally, the regulatory entities have introduced other metrics that the Bank uses in its management, such as the Liquidity Coverage Ratio (“LCR”) and Net Stable Financing Ratio (“NSFR”), using assumptions similar to those used in the international banking. For the first, the minimum level required is 1 time (100%) of the LCR indicator, while for the second the limit requirement is 0.9 times (90%) of the NSFR indicator. The evolution of the LCR and NSFR metrics during the year 2025 are shown below:

	LCR	NSFR

Maximum	2.13	1.22
Minimum	1.82	1.17
Average	1.97	1.19
Regulatory Limit	1.00	0.9	(*)

(*)	By transitory disposition of the Central Bank of Chile, in Chapter III.B.2.1 of the Compendium of Accounting Standards for Banks, this limit will gradually increase until reaching 1.0 in January 2026.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The contractual maturity profile of the financial liabilities of Banco de Chile and its subsidiaries (consolidated basis), to December 2025 and 2024, is as follows:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2025
Transactions in the course of payment	564,172	—	—	—	—	—	564,172
Full delivery derivative transactions	490,271	369,130	724,294	1,153,074	1,027,445	1,247,938	5,012,152
Financial liabilities at amortized cost:
Current accounts and other demand deposits	14,498,196	—	—	—	—	—	14,498,196
Time deposits and saving accounts	9,316,902	2,897,857	1,813,808	6,587	793	646	14,036,593
Obligations under repurchase agreements	287,110	—	—	—	—	—	287,110
Borrowings from financial institutions	64,372	318,830	778,352	135,060	—	—	1,296,614
Debt financial instruments issued (all currencies)	18,708	370,475	1,289,167	3,015,473	2,119,402	5,738,729	12,551,954
Other financial obligations	367,323	—	—	—	—	—	367,323
Regulatory capital financial instruments (subordinated bonds)	3,247	—	46,655	92,486	89,240	1,149,624	1,381,252
Total (excluding non-delivery derivative transactions)	25,610,301	3,956,292	4,652,276	4,402,680	3,236,880	8,136,937	49,995,366

Non-delivery derivative transactions	479,836	675,990	775,896	1,529,409	1,014,770	2,214,460	6,690,361

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2024
Transactions in the course of payment	283,605	—	—	—	—	—	283,605
Full delivery derivative transactions	728,329	328,138	972,304	1,202,183	861,833	1,490,511	5,583,298
Financial liabilities at amortized cost:
Current accounts and other demand deposits	14,263,303	—	—	—	—	—	14,263,303
Time deposits and saving accounts	9,437,781	2,670,440	2,138,233	56,593	450	562	14,304,059
Obligations under repurchase agreements	109,280	66	527	—	—	—	109,873
Borrowings from financial institutions	22,207	159,438	921,822	—	—	—	1,103,468
Debt financial instruments issued (all currencies)	13,893	158,375	1,178,285	2,983,446	2,328,034	4,472,111	11,134,144
Other financial obligations	284,479	—	—	—	—	—	284,479
Regulatory capital financial instruments (subordinated bonds)	3,140	—	48,654	92,974	89,437	1,153,294	1,387,499
Total (excluding non-delivery derivative transactions)	25,146,017	3,316,457	5,259,826	4,335,196	3,279,754	7,116,478	48,453,728

Non-delivery derivative transactions	153,172	399,612	1,201,809	1,385,711	894,295	1,912,040	5,946,639

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk:

The Price Risk measurement and management processes are carried out in accordance with the established on the Market Risk Management Policy, by using internal metrics developed by the Bank, both for the Trading Book and for the Banking Book (the Banking Book includes all balance sheet items, including those in the Trading Book but in such case these are reported at an interest rate adjustment term of one day, thus not generating accrual interest rate risk). In addition, the portfolio recorded under the Fair Value Through Other Comprehensive Income (hereinafter FVTOCI) is considered, which is a sub-set of the Banking Book, which given its nature is relevant to measure it independently. In addition, the Bank reports metrics to regulatory entities according to the models defined by them.

The Bank has established internal limits for the exposures of the Trading Book. In fact, FX positions (FX delta), interest rate sensitivities generated by the derivatives and debt securities portfolios (DV01 or also referred as to rho) and the FX options volatility sensitivity (vega) are measured, reported and controlled against their limits. Limits are established on an aggregate basis but also for some specific tenor points. The use of these limits is daily monitored, controlled and reported by independent control functions to the senior management of the bank. The internal governance framework also establishes that these limits must be approved by the board and reviewed at least annually.

The Bank measures and controls the risk for the Trading Book portfolios using the Value-at-Risk (VaR). The model uses a 99% confidence level, and the most recent one-year observed rates, prices and yields data.

The use of VaR within the year 2025 is illustrated below:

Value-at-Risk 99% one-day confidence level
MCh$

Maximum	1,906
Minimum	516
Average	1,117

Additionally, the Bank performs measuring, limiting, controlling and reporting interest rate exposures and risks for the Banking Book using internally developed methodologies based on the differences in the amounts of assets and liabilities considering the interest rate repricing dates. Exposures are measured according to the Interest Rate Exposure or IRE metric and their corresponding risks using the Earnings-at-Risk or EaR metric for short-term measurements and metrics such as Delta EVE sensitivities (Economic Value of Equity) and Delta EVE VaR for long-term measurements. Within these metrics, Prepayment Risk is considered, which corresponds to the customer’s ability to pay, totally or partially, their debt before maturity. For this, a loan flow allocation model is generated with exposure to interest rate fluctuations, according to their prepayment behavior, finally reflecting a decrease in their average maturity term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The use of EaR within the year 2025 is illustrated below:

12- months Earnings-at-Risk 99% confidence level 3 months closing period
MCh$

Maximum	228,919
Minimum	165,929
Average	203,729

The regulatory risk measurement for the Trading Book (Market Risk Weighted Assets report or mRWA) is produced by utilizing guidelines provided by the Central Bank of Chile (hereinafter, “BCCh”) and the CMF. The referred methodologies estimate the potential loss that the bank may incur considering standardized fluctuations of the value of market factors such as FX rates, interest rates and volatilities that may adversely impact the value of FX spot positions, interest rate exposures, and volatility exposures, respectively. Interest rates changes are provided by the regulatory entity; moreover, correlation factors and very conservative term are included to explain non-parallel changes in the yield curve.

The risk measurement for the Banking Book, according to regulatory guidelines (RMLB report by its Spanish initials), because of interest rate fluctuations is carried out through the use of standardized methodologies provided by regulatory entities (BCCh and CMF). The report includes models for reporting interest rate gaps and how their value varies, according to rate fluctuations that are defined by the scenarios provided by the regulations. In addition to this, the regulatory entity has requested banks to establish internal limits, separately for short-term and long-term balances, NII and EVE respectively, for these regulatory measurements.

The results effectively realized during the month for trading activities are controlled against defined loss levels and if these levels are exceeded, senior management is notified to evaluate potential corrective actions.

Finally, the Market Risk Management Policy of Banco de Chile enforces to perform daily stress tests for the Trading Book and monthly for the Banking Book. Additionally, the stress test for the FVTOCI portfolio is included, which is reported daily. The output of the stress testing process is monitored against corresponding alert levels; in the case those triggers are breached, the senior management is notified to implement further actions, if necessary. Additionally, these book tests are a fundamental part of establishing the Bank’s price risk appetite framework.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2025
Cash and deposits in banks	2,574,653	—	—	—	—	—	2,574,653
Transactions in the course of collection	398,870	—	—	—	—	—	398,870
Financial assets at fair value through other comprehensive income:
Debt financial instruments	122,687	364,977	1,694,489	1,037,150	177,600	151,991	3,548,894
Derivatives Hedge Accounting	1,530	7,885	40,255	564,015	298,745	1,057,656	1,970,086
Financial assets at amortized cost:
Rights under repurchase agreements	57,023	—	—	—	—	—	57,023
Debt financial instruments	—	14,089	7,859	162,583	321,295	—	505,826
Loans to Banks	186,284	8,892	208,407	—	—	—	403,583
Loans to customers, net	5,578,003	2,465,737	8,212,752	8,924,482	5,793,296	16,143,007	47,117,277
Total Assets	8,919,050	2,861,580	10,163,762	10,688,230	6,590,936	17,352,654	56,576,212

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2024
Cash and deposits in banks	2,677,676	—	—	—	—	—	2,677,676
Transactions in the course of collection	382,677	—	—	—	—	—	382,677
Financial assets at fair value through other comprehensive income:
Debt financial instruments	143,990	272,612	867,605	490,101	217,174	96,808	2,088,290
Derivatives Hedge Accounting	747	8,544	311,890	442,555	337,594	893,516	1,994,846
Financial assets at amortized cost:
Rights under repurchase agreements	—	—	—	—	—	—	—
Debt financial instruments	—	25,951	11,478	500,385	159,001	306,586	1,003,401
Loans to Banks	398,595	58,098	216,769	—	—	—	673,462
Loans to customers, net	5,417,405	3,126,005	8,684,037	8,875,282	5,369,386	15,070,223	46,542,338
Total Assets	9,021,090	3,491,210	10,091,779	10,308,323	6,083,155	16,367,133	55,362,690

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2025
Transactions in the course of payment	571,023	—	—	—	—	—	571,023
Derivatives Hedge Accounting	2,252	2,021	29,606	535,849	354,597	1,481,648	2,405,973
Financial liabilities at amortized cost:
Current accounts and other demand deposits	14,526,894	—	—	—	—	—	14,526,894
Time deposits and saving accounts	9,316,902	2,897,857	1,813,808	6,587	793	646	14,036,593
Obligations under repurchase agreements	43,509	—	—	—	—	—	43,509
Borrowings from financial institutions	64,372	318,830	778,352	135,060	—	—	1,296,614
Debt financial instruments issued (*)	18,708	370,475	1,289,167	3,015,473	2,119,402	5,738,729	12,551,954
Other financial obligation	363,649	—	—	—	—	—	363,649
Regulatory capital financial instruments (subordinated bonds)	3,247	—	46,655	92,486	89,240	1,149,624	1,381,252
Total liabilities	24,910,556	3,589,183	3,957,588	3,785,455	2,564,032	8,370,647	47,177,461

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2024
Transactions in the course of payment	297,983	—	—	—	—	—	297,983
Derivatives Hedge Accounting	1,588	2,755	303,336	381,790	343,096	1,133,338	2,165,903
Financial liabilities at amortized cost:
Current accounts and other demand deposits	14,287,507	—	—	—	—	—	14,287,507
Time deposits and saving accounts	9,437,781	2,670,440	2,138,233	56,593	450	562	14,304,059
Obligations under repurchase agreements	9,984	—	—	—	—	—	9,984
Borrowings from financial institutions	21,222	159,438	921,822	—	—	—	1,102,482
Debt financial instruments issued (*)	13,893	158,375	1,178,285	2,983,446	2,328,034	4,472,111	11,134,144
Other financial obligation	284,479	—	—	—	—	—	284,479
Regulatory capital financial instruments (subordinated bonds)	3,140	—	48,654	92,974	89,437	1,153,294	1,387,499
Total liabilities	24,357,577	2,991,008	4,590,330	3,514,803	2,761,017	6,759,305	44,974,040

(*)	Amounts shown here are different from those reported in the liabilities report, which is part of the liquidity analysis, due to differences in the treatment of mortgage bonds issued by the Bank in both reports.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

Price Risk Sensitivity Analysis

The Bank uses stress tests as the main sensitivity analysis tool for Price Risk. The analysis is implemented for the Trading Book, Banking Book and the FVTOCI portfolio separately. The Bank has adopted this tool as it is considered more useful than fluctuations in business as usual scenario, such as VaR or EaR, given that:

(i)	The financial crisis shows market factors fluctuations that are materially larger than those used in the VaR with 99% of confidence level or EaR with 99% of confidence level.

(ii)	The financial crisis also shows that correlations between these fluctuations are materially different from those used in the VaR computation, since a crisis precisely indicates severe disconnections between the behaviors of market factors fluctuations respect to the patterns observed under normal conditions.

(iii)	Trading liquidity dramatically diminishes during financial distress and especially in emerging markets. Therefore, the overnight VaR number might not be representative of the loss for trading portfolios in such environment since closing exposures period may exceed one business day. This may also happen when calculating EaR, even considering three months as the closing period.

The impacts are determined by mathematical simulations of fluctuations in the values of market factors, and, estimating the changes of the economic and /or accounting value of the financial positions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

To comply with IFRS 9, the following exercise was included illustrating an estimation of the impact of extreme but reasonable fluctuations of interest rates, swaps yields, FX rates and exchange volatility, which are used for valuing Trading Book, Banking Book and the FVTOCI portfolio. Given that the Bank’s portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with extreme but realistic Chilean inflation changes forecasts.

For the Trading Book, the exercise is implemented by multiplying the sensitivities by the fluctuations obtained as the results of mathematical simulations over a two-week time horizon and using the maximum historical volatility, within a significant period of time, in each of the market factor present. In the case of the FVTOCI portfolio a four-week time horizon is used due to liquidity constrains; Banking Book impacts are estimated by multiplying cumulative gaps by forward interest rates fluctuations modeled over a three-month time horizon and using the maximum historical volatility of interest fluctuations but limited by maximum fluctuations and / or levels observed within a significant period of time. It is relevant to note that the methodology might ignore some portion of the interest rates convexity, since it is not captured properly when large fluctuations are modeled. In any case, given the magnitude of the changes, the methodology may be reasonable enough for the purposes and scope of the analysis.

The following table illustrates the fluctuations resulting from the main market factors in the maximum stress test exercise, or more adverse, for the Trading Book.

The directions or signs of these fluctuations are those that correspond to those that generate the most adverse impact at the aggregate level.

Average Fluctuations of Market Factors for Maximum Stress Scenario Trading Book
	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore SOFR Derivatives (bps)	Spread USD On/Off Derivatives (bps)
Less than 1 year	8	89	126	60	34	(65)
Greater than 1 year	(13)	126	(24)	111	33	(23)

bps = basis points.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The worst impact on the Bank’s Trading Book as of December 31, 2025, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact Trading Book (MCh$)
CLP Interest Rate	(13,347)
Derivatives	100
Debt instruments	(13,447)
CLF Interest Rate	(1,890)
Derivatives	(823)
Debt instruments	(1,067)
Interest rate US SOFR	(2,960)
SOFR/CAM interest rate spread	(1,247)
Total Interest rates	(19,444)
Banking spread	—
Total FX and FX Options	(474)
Total	(19,918)

The modeled scenario would generate losses in the Trading Book for Ch$19,918 million. In any case, such fluctuations would not result in material losses compared to Basic Capital or to the P&L estimate for the next 12-months.

The impact on the Banking Book as of December 31, 2025, which does not necessarily mean a net loss (gain) but a lower (higher) net income from funds generation (resulting in the generation of the net interest rate), is shown below:

Most Adverse Stress Scenario 12-Month Revenue Banking Book (MCh$)
Impact by Base Interest Rate shocks	(262,853)
Impact due to Spread Shocks	(20,924)
Higher / (Lower) Net revenues	(283,777)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The impact on the FVTOCI portfolio it is show in the following tables. First are the main fluctuation in the market factors, due to the scenarios provided for the stress test meltdown (more adverse), for this portfolio.

The sign of the fluctuations below, correspond to the ones that generate the most adverse impact.

Average Fluctuations of Market Factors for Maximum Stress Scenario FVTOCI Portfolio
	CLP Bonds (bps)	CLF Bonds (bps)	USD Offshore SOFR Derivatives (bps)	Spread USD SOFR/CAM Derivatives (bps)
Less than 1 year	151	232	(13)	(71)
Greater than 1 year	142	249	6	(30)

bps = basis points

The worst impact on the Bank’s FVTOCI portfolio as of December 31, 2025, because of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact FVTOCI portfolio (MCh$)
CLP Debt Instrument	(45,843)
CLF Debt Instrument	(80,393)
Interest rate US SOFR	11
Banking spread	(4,515)
Corporative spread	1,719
Total	(129,021)

The modeled for the FVTOCI Portfolio would generate potential impacts on equity accounts for Ch$129,021 million.

The main negative impact on the Trading Book would occur because of an increase in rates on debt instruments in CLP and CLF over 1 year, while in the case of the FVTOCI portfolio the main impact comes from upward fluctuations in interest rates of debt instruments in CLP and CLF greater than 1 year. For its part, the lowest potential income in the next 12 months in the Banking Book would occur in a scenario of a sharp inflation rates and a limited fall in nominal interest rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(4)	Other Information related to Financial Risks:

Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York – USA or London – United Kingdom. Legal framework in these jurisdictions, along with documentation mentioned, it allows Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

Below are detail the contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	1,899,181	2,377,312	(715,643)	(817,430)	(839,686)	(1,103,430)	(172,966)	(169,344)	170,886	287,108

Derivative financial liabilities	2,378,039	2,585,846	(715,643)	(817,430)	(839,686)	(1,103,430)	(456,594)	(334,897)	366,116	330,089

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(5)	Operational risk:

One of the Bank’s objectives is to monitor, control and maintain at adequate levels, the risk of losses resulting from a lack of adequacy or a failure of processes, personnel and/or internal systems, or due to external events. This definition includes legal risk and excludes strategic and reputational risk.

Operational risk is inherent to all activities, products, and systems, and is transversal to the entire organization, encompassing its strategic, business, and support processes. All Bank collaborators are responsible, within their respective areas of responsibility, for managing and controlling the operational risk inherent in their activities, as its materialization can generate direct or indirect financial losses.

To face this risk, the Bank has defined a Regulatory Framework and a governance structure according to the volume and complexity of its activities. The Corporate Risk Division administer the management of this risk, through the establishment of a Global Control Management. Likewise, the “Superior Committee for Operational Risk” and the “Committee for Operational Risk” supervise it.

The Operational Risk Policy defines a comprehensive management model based on four main processes that ensure an adequate control environment in the organization.

These processes are implemented in the different areas of Operational Risk action, using various management and control tools.

Operational Risk Comprehensive Management Model

1. Identification and Assessment
2. Control and Mitigation
3. Monitoring and Reporting
4. Operational Risk Culture
Management Scope
Fraud Management
Process Evaluation
Control Testing
Event Management
Loss Base Management
Risk Profile and Appetite Framework
Generation of stress test models for operational risk
Supplier Management
Self-Assessment Matrix
Project Assessment
Control of Subsidiaries
Main Tools
Operational Risk Models
Scenario Analysis
Risk Indicators
Risk Appetite Framework
External Regulations
Internal Regulatory Framework
Data Analysis
Monitoring and tracking of Action Plans

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(5)	Operational risk, continued:

The aforementioned processes correspond to:

1. Identification and Evaluation: At Banco de Chile, this process considers internal and external factors, which allows us to better understand operational risk, and thus allocate resources and define strategies efficiently and effectively.

The Bank promotes the use of methodologies and procedures with the objective of guaranteeing an adequate identification and evaluation of these risks, both inherent and residual. These are executed with a frequency that allows knowing the operational risks in a timely manner.

2. Control and Mitigation: Determination of acceptable risk levels and mitigation actions to be applied in case of deviation from these levels. This process aims to maintain risk at adequate levels.

Banco de Chile will execute a set of control and mitigation tools in the different areas of management, which will make it possible to alert deviations in exposure to operational risk, where mitigation measures will be evaluated to solve them.

3. Monitoring and Reporting: This process aims to guarantee the monitoring of the main risks and inform the different interested parties.

At Banco de Chile, monitoring and reporting will consider information related to the different areas of management. If necessary, the results of the monitoring activities will be included in the relevant government instances.

4. Operational Risk Culture: The Global Control Management plans operational risk culture programs, aimed at raising awareness and training Bank employees in risk identification, control effectiveness, and event detection in their normal operating activities, so that each collaborator contributes to reduce the occurrence of risk events and mitigate their impact on the business.

Additionally, the comprehensive management of Operational Risk considers the following areas:

−	Fraud Management

−	Process Assessment

−	Testing of Controls

−	Event Management

−	Loss Base Management

−	Profile and Risk Appetite Framework

−	Execution of Stress Test Models for Operational Risk

−	Supplier Management

−	Management Self-Assessment Matrix

−	Operational Risk Assessment for Projects

−	Subsidiary Control

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

(5)	Operational risk, continued:

All areas mentioned above, together with the corresponding Regulatory Framework and governance structure, perform the overall management of Operational Risk. In this way, Banco de Chile and its Subsidiaries ensure an adequate environment for the management of operational risk.

Below is the exposure to net loss, gross loss and recoveries due to operational risk events as of December 31, 2025 and 2024:

	December 2025			December 2024
Category	Lost gross	Recoveries	Lost net	Lost gross	Recoveries	Lost net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Internal fraud	85	(1)	84	61	—	61
External fraud	26,754	(13,528)	13,226	26,185	(12,738)	13,447
Work practices and safety in the business position	1,685	—	1,685	1,707	(17)	1,690
Customers, products and business practices	406	—	406	673	—	673
Damage to physical assets	543	(25)	518	1,170	(152)	1,018
Business interruption and system failures	569	(4)	565	2,451	(1,549)	902
Execution, delivery and process management	2,194	(161)	2,033	4,175	(24)	4,151
Total	32,236	(13,719)	18,517	36,422	(14,480)	21,942

Cybersecurity

The Identity Governance Management is responsible for developing, implementing, and improving the identity and access management strategy, protecting data while ensuring operational efficiency and regulatory compliance. It implements IAM technologies and collaborates with all areas of the Corporation, promoting automation and the continuous improvement of access controls.

The Cyber Defense Management is responsible for proactively protecting, monitoring, and eliminating threats and vulnerabilities through automated containment measures, and for managing incidents assertively and in a timely manner, with the objective of safeguarding the Corporation’s information assets based on the prevailing threat landscape.

On the other hand, the Technology Risk and Cyber Intelligence Management aims to identify and manage technology, information security, and cybersecurity risks by identifying threats and vulnerabilities that may expose the Bank’s infrastructure. This assessment allows for evaluating probability and potential impact, preventing attacks, and strengthening strategic decision-making through the management of cyber-intelligence requirements, including the formulation of hypotheses regarding possible attack vectors and malicious behavior.

Finally, the Cybersecurity Management and Subsidiary Control is responsible for managing the cybersecurity strategy, processes, policies, standards, and procedures through a comprehensive approach, supporting risk management as well as cybersecurity projects and budgeting. In its Subsidiary Control role, it maintains a communication channel with the Information Security Officer of each subsidiary to ensure adherence to cybersecurity guidelines, providing advice, support, training, and consulting as needed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

To ensure compliance with objectives related to customer service delivery, the bank has a Business Continuity Management, which, through its Policy and Standard, establishes guidelines to manage, control, and administer recovery strategies in contingency situations. It maintains the crisis governance model and ensures the continuity of critical services and operations related to the payment chain through a resilient, comprehensive model that includes plans and controlled tests to mitigate the impact of disruptive events that may affect the bank. Additionally, the role and responsibilities of the Information Security Officer (ISO) are defined, operating independently from the Cybersecurity Division. The ISO’s function is to design and implement controls by monitoring the tasks performed by the organizational units responsible for information security, cybersecurity, and technology risk within the Bank and its subsidiaries.

That is why Business Continuity has available methodologies and controls that contribute to the application of the comprehensive model within the corporation, mainly represented in the following management areas:

−	Document Management: It consists of carrying out methodological processes of updating the documentation that supports Business Continuity in operational and technological areas, with the aim of keeping the strategy implemented in the Bank up to date and in accordance with the guidelines of Business Continuity Management (BCM).

−	Business Continuity Tests: It refers to annually scheduled contingency simulations that address the five risk scenarios defined for the Bank (Failure in Technology Infrastructure, Failure in Physical Infrastructure, Massive Absence of Personnel, Failure in Critical Supplier Service and Cybersecurity). These test, allow to maintain constant training and integration of critical personnel operating the payment chain, under the defined contingency procedures that support the Bank’s critical products and services.

−	Crisis Management: Internal process of the Bank that maintains and trains the key executive roles associated with the Crisis Groups in conjunction with the main recovery strategies and structures defined in the BCM model. In this way, it constantly strengthens the different areas necessary for preparation, execution and monitoring, that will allow facing crisis events in the Bank.

−	Critical Supplier Management: This involves the management, control and testing of Business Continuity Plans implemented by the suppliers involved in the processing of critical products and services for the Bank, associated with the risk scenarios established in direct relation to the contracted service.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Risk Management and Report, continued:

Business Continuity, continued:

−	Alternative Site Management: It involves the ongoing management and monitoring of secondary physical locations for the Bank’s critical units, with the aim of ensuring the continuity of operations in the event of a failure at the primary site. The objective is to safeguard and maintain the operational and technological capabilities of the alternate sites, reducing recovery times and ensuring effective activation whenever required.

−	Relations with subsidiaries and External Entities: It consists of the permanent control, management and leveling on the compliance of Subsidiaries under the methodology and strategic lines established by the Bank in crisis environments and Business Continuity Management. It also includes the global management with the requirements of internal and external regulators.

−	Continuous Improvement: considers the application of processes, automation and the adaptation of resources used in the internal processes of the Business Continuity Model, with the objective of improving response in the delivery and analysis of information in contingencies, strengthening the managed processes of the BCM.

−	Training: It includes the development and implementation of processes and training activities under different learning methodologies to strengthen and empower employees on the areas of the Business Continuity Model.

−	Cybersecurity Control: Design and implement independent controls by monitoring the tasks carried out by the organizational units responsible for the Bank’s information security, cybersecurity and technological risk.

The management and unification of the described areas, together with the compliance of the implemented regulations and the structured governability, constitute the Business Continuity Model of the Banco de Chile.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

48.	Information on Regulatory Capital and Capital Adequacy Ratios:

Requirements and Capital Management:

The main objectives of the Bank’s capital management are to ensure the adequacy and quality of its capital, at a consolidated level, based on the adequate management of the risks it faces in its operations, establishing sufficient capital levels, through the definition of internal objectives, that supports both the business strategy in both normal and stress scenarios in the short and medium term, thus ensuring compliance with regulatory requirements, coverage of its material risks, a solid credit classification and the generation of adequate capital clearances. During 2025, the Bank has met the required capital requirements and its internal sufficiency objectives.

As part of its Capital Management Policy, the Bank has established capital sufficiency alerts and limits approved by the Board of Directors, which are monitored by the governance structures that the Bank has established for these purposes, including the Capital Management Committee. During 2025, none of the internal alerts defined by the Bank were activated as part of the Capital Risk Appetite Framework. In this sense, the Bank manages capital based on its strategic objectives, its risk profile and its ability to generate cash flows, as well as the economic and business context in which it operates. If it requires strengthening its capital structure, the Bank may, among other options, propose to its shareholders meeting modifications to the dividend payment ratio, as well as issue basic capital, additional tier 1 capital or tier 2 capital instruments.

Capital Requirements

In accordance with the General Banking Law, the effective equity of a bank may not be less than 8% of its risk-weighted assets (RWA), net of required provisions. Additionally, it establishes that the Basic Capital may not be less than 4.5% of its APR or 3% of its total assets, net of required provisions. Regarding Tier 1 capital, corresponding to the sum of Basic Capital and Additional Tier 1 Capital, the latter in the form of bonds with no maturity date and preferred shares, it is established that it may not be less than 6% of their RWAs, net of required provisions. Likewise, banking entities must comply, as established by current regulations or regulators, with buffers and capital charges, such as the conservation buffer, the countercyclical buffer and capital charges by the systemically important buffer and/or Pillar 2.

On May, 2023, the Central Bank reported that its board agreed to activate the counter-cyclical core capital buffer for banks, at a local banking industry level, equivalent to 0.5% of the risk-weighted assets of banking institutions, effective beginning in May 2024. In the monetary policy meeting of November 2025, the Central Bank agreed to maintain the same level of 0.5% requirement for the capital buffer.

On January 16, 2024, the Financial Market Commission (CMF) reported that, as a result of the supervision process, it resolved to apply additional capital requirements of Pillar 2 of 0.5% for Banco de Chile within an implementation period of four years. This charge must be constituted in a ratio of 25% no later than June 30, 2024. Likewise, this requirement must be recognized at least 56.3% with basic capital in proportion to the minimum legal requirements. On January 17, 2025 the CMF communicated that, as a result of the supervisory process, it decided to maintain the additional capital requirement for Pillar 2 in effect on that date for the equivalent to 0.13% of the APR, which was fully constituted in June 2025. On January 16, 2026, as a result of the supervisory process, the CMF resolved and communicated the removal of the additional Pillar 2 requirement for Banco de Chile.

On April 1, 2025, the CMF reported the result of the annual review of the systemic importance rating for local banks, maintaining an additional basic capital charge of 1.25% of the APR for Banco de Chile.

As of December 1, 2025, the phased implementation of requirements for systemic banks and the gradual adjustments to regulatory capital have been fully completed. From this date onward, the only remaining transitional measure relates to the continued recognition of subordinated bonds issued by banking subsidiaries as effective equity. Furthermore, as of December 1, 2024, the adoption process for the capital conservation buffer was finalized, reaching 2.5% of risk-weighted assets, a requirement fully met by Banco de Chile.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

48.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

Information on regulatory capital and capital adequacy indicators is presented below:

	Total assets, risk-weighted assets and components of the effective equity according to Basel III		Local and Overall consolidated	Local and Overall consolidated
Item No.	Item description	Note	December 31, 2025	December 31, 2024
			MCh$	MCh$

1	Total assets according to the statement of financial position		54,100,903	52,095,441
2	Non-consolidated investment in subsidiaries	a	—	—
3	Assets discounted from regulatory capital, other than item 2	b	2,069,627	2,544,175
4	Derivative credit equivalents	c	1,070,598	1,056,941
5	Contingent loans	d	3,110,749	3,104,187
6	Assets generated by the intermediation of financial instruments	e	—	—
7	= (1-2-3+4+5-6) Total assets for regulatory purposes		56,212,623	53,712,394
8.a	Credit risk weighted assets, estimated according to the standard methodology (CRWA)	f	33,093,851	32,704,910
8.b	Credit risk weighted assets, estimated according to internal methodologies (CRWA)	f	—	—
9	Market risk weighted assets (MRWA)	h	1,712,039	1,309,590
10	Operational risk weighted assets (ORWA)	g	4,112,856	4,339,979
11.a	= (8.a/8.b+9+10) Risk-weighted assets (RWA)		38,918,746	38,354,479
11.b	= (8.a/8.b+9+10) Risk-weighted assets, after application of the output floor (RWA)		38,918,746	38,354,479
12	Owner’s equity		5,799,534	5,622,999
13	Non-controlling interest	i	1	2
14	Goodwill	j	—	—
15	Excess minority investments	k	—	—
16	= (12+13-14-15) Core Tier 1 Capital (CET1)		5,799,535	5,623,001
17	Additional deductions to core tier 1 capital, other than item 2	l	155,410	111,087
18	= (16-17-2) Core Tier 1 Capital (CET1)		5,644,125	5,511,914
19	Voluntary provisions (additional) imputed as additional Tier 1 capital (AT1)	m	—	—
20	Subordinated bonds imputed as additional tier 1 capital (AT1)	m	—	—
21	Preferred shares allocated to additional tier 1 capital (AT1)		—	—
22	Bonds without a fixed term of maturity imputed to additional tier 1 capital (AT1)		—	—
23	Discounts applied to AT1	l	—	—
24	= (19+20+21+22-23) Additional Tier 1 Capital (AT1)		—	—
25	= (18+24) Tier 1 Capital		5,644,125	5,511,914
26	Voluntary provisions (additional) imputed as Tier 2 capital (T2)	n	413,673	408,811
27	Subordinated bonds imputed as Tier 2 capital (T2)	n	1,057,377	1,034,567
28	= (26+27) Equivalent tier 2 capital (T2)		1,471,050	1,443,378
29	Discounts applied to T2	l	—	—
30	= (28-29) Tier 2 capital (T2)		1,471,050	1,443,378
31	= (25+30) Effective equity		7,115,175	6,955,292
32	Additional basic capital required for the constitution of the conservation buffer	o	972,969	958,862
33	Additional basic capital required to set up the countercyclical buffer	p	194,594	191,772
34	Additional basic capital required for banks qualified as systemic	q	486,484	359,573
35	Additional capital required for the evaluation of the adequacy of effective equity (Pillar 2)	r	37,946	35,957

a)	Corresponds the value of the investment in subsidiaries that are not consolidated. Applies only in the local consolidation when the bank has foreign subsidiaries, subtracting totally its value in assets and CET1.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

48.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

b)	Corresponds the value of the asset items that are subtracted from the regulatory capital, in accordance with the paragraph(a) of title N°3 of chapter 21-30 of the RAN.

c)	Corresponds the credit equivalents of the derivative instruments, in accordance with the paragraph (b) of title N°3 of chapter 21-30 of the RAN.

d)	Corresponds the contingent exposure according to the paragraph c) of the title N°3 of chapter 21-30 of the RAN.

e)	Corresponds the intermediation of financial instrument assets in the name of the bank on behalf of third parties that are consolidated as established in the paragraph d) of the title N°3 of chapter 21-30 of the RAN.

f)	Corresponds the estimated credit risk weighted assets according to the chapter 21-6 of RAN. If the bank does not have the authorization to apply internal methodologies, needs to inform the field 8.b as zero.

g)	Corresponds the estimated market risk weighted assets according to the chapter 21-7 of the RAN.

h)	Corresponds the estimated operational risk weighted assets according to the chapter 21-8 of the RAN.

i)	Corresponds to the non-controlling interest, depending on the level of consolidation, up to 20% of the owners’ assets.

j)	Assets that correspond to goodwill.

k)	Corresponds to the balances of investment assets in non-business support companies that do not participate in the consolidation, above 5% of the owners’ equity.

l)	In the case of CET1 and T2, banks must estimate the equivalent value for each tier of capital, as well as that obtained by fully applying Chapter 21-1 of the RAN. Then, the difference between the equivalent value and the fully applied value must be weighted by the discount factor in force on the reporting date according to the transitional provisions of Chapter 21-1 of the RAN and reported in this row. In the case of the AT1, the discounts apply directly if they exist

m)	Provisions and subordinated bonds allocated to additional capital tier 1 (AT1), as established in Chapter 21-2 of the RAN.

n)	Provisions and subordinated bonds attributed to the equivalent definition of tier 2 capital (T2), as established in Chapter 21-1 of the RAN.

o)	Corresponds to the additional basic capital (CET1) for the constitution of the conservation buffer, as established in Chapter 21-12 of the RAN.

p)	Corresponds to the additional basic capital (CET1) for the constitution of the counter-cyclical buffer, as established in Chapter 21-12 of the RAN.

q)	Corresponds to the additional basic capital (CET1) for banks qualified as systemic, as established in Chapter 21-11 of the RAN.

r)	Corresponds to the additional capital for the evaluation of the sufficiency of the effective equity (Pillar 2) of the bank, as established in Chapter 21-13 of the RAN.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

48.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

			Local and Overall consolidated	Local and Overall consolidated
No. Item	Capital Adequacy Ratios and Regulatory Compliance according to Basel III Item description (*)	Note	December 31, 2025	December 31, 2024
			%	%
1	Leverage Ratio (T1 I18/T1 I7)		10,04%	10.26%
1.a	Leverage Ratio that the bank must meet, considering the minimum requirements	a	3%	3%
2	CET 1 Capital Ratio (T1 I18/T1 I11.b)		14,50%	14.37%
2.a	CET 1 Capital Ratio that the bank must meet, considering the minimum requirements	a	5,82%	5.51%
2.b	Capital buffer shortfall	b	—	—
3	Tier 1 Capital Ratio (T1 I25/T1 I11.b)		14,50%	14.37%
3.a	Tier 1 Capital Ratio that the bank must meet, considering the minimum requirements	a	7,35%	7.03%
4	Regulatory Capital Ratio (T1 I31/T1 I11.b)		18,28%	18.13%
4.a	Regulatory Capital Ratio that the bank must meet, considering the minimum requirements	a	9,38%	9.06%
4.b	Regulatory Capital Ratio that the bank must meet, considering the charge for article 35 bis	c	N/A	N/A
4.c	Regulatory Capital Ratio that the bank must meet, considering the minimum requirements, conservation buffer and countercyclical buffer	b	12,38%	12.06%
5	Credit rating	d	A	A
	Regulatory compliance for Capital Adequacy
6	Additional provisions computed in Tier 2 capital (T2) in relation to CRWA (T1 I26/T1 I8.a)	e	1,25%	1.25%
7	Subordinated bonds computed as Tier 2 capital (T2) in relation to CET 1 Capital	f	18,23%	18.40%
8	Additional Tier 1 Capital (AT1) in relation to CET 1 Capital (T1 I24/T1 I18)	g	—	—
9	Voluntary (additional) provisions and subordinated bonds computed as AT1 in relation to RWAs ((T1 I19+T1 I20)/T1 I11.b)	h	N/A	N/A

(*)	T1 Ix: corresponds to item x of the previous table.

a)	In the case of the leverage indicator, the requirement is 3% without prejudice to the additional requirements for systemic banks that could be set according to the provisions of Chapter 21-30 of the RAN.

In the case of core capital, the bank considers a charge of 4.5% of risk-weighted assets (RWA) plus the systemic charge and Pillar 2 requirements.

In Tier 1 capital, a value of 6% plus the systemic bank charge and Pillar 2 charge is considered the minimum requirement.

For effective equity, 8% of the RWA is considered, adding to this value the additional charges for systemic bank and Pillar 2.

The systemic bank and Pillar 2 requirements for Banco de Chile are equivalent to 1.25% and 0.13%, respectively. The transitional provisions require 100% of the capital charge per systemic bank (75% as of December 31, 2024) and 100% of the charge for Pillar 2 for Banco de Chile (25% as of December 31, 2024 equivalent to 0.125%) which is covered by 56.3% with basic capital.

b)	The capital buffer deficit must be estimated according to the provisions of Chapter 21-12 of the RAN. This value defines the restriction on the distribution of dividends, as provided in the Chapter mentioned above.

In the case of effective equity, the requirement of 100% of the conservation buffer of 2.5% and a counter-cyclical capital charge are added to the value reported in note 4.a). of 0.5%.

c)	It corresponds to the effective equity requirement in force by article 35 bis of the General Banking Law.

d)	It corresponds to the solvency classification as established in article 61 of the general banking law.

e)	Limit is equivalent to 1.25% when using standard methodology for determining CRWAs.

f)	Limit is equivalent to 50% of the basic capital, considering the discounts applied to these instruments according to Chapter 21-1 of the RAN.

g)	Additional Tier 1 capital cannot exceed 1/3 of core capital.

h)	Additional provisions and subordinated bonds could be temporarily allocated until November 2023 to AT 1 for up to 1% of the RWA as of December 1, 2021. This value decreased annually by 0.5% in accordance with the transitional provisions of Chapter 21-2 of the RAN.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

49.	Subsequent Events:

(a)	During the period 2026, Banco de Chile has reported as an essential event the following placements in the local market of senior, dematerialized and bearer bonds issued by Banco de Chile and registered with the Securities Registry of the Financial Market Commission:

Date	Registration number in the Securities Registry	Serie	Amount	Currency	Maturity date	Average rate
January 8, 2026 (*)	20240002	HW	750,000	UF	06/01/2044	2.93%
January 12, 2026 (*)	20240002	HW	100,000	UF	06/01/2044	2.92%
January 14, 2026	11/2022	FU	500,000	UF	11/01/2032	2.81%
January 14, 2026	11/2022	GG	350,000	UF	05/01/2035	2.89%
January 14, 2026 (*)	20240002	HW	300,000	UF	06/01/2044	2.91%
January 15, 2026	11/2022	FU	500,000	UF	11/01/2032	2.78%
January 15, 2026 (*)	20240002	HH	400,000	UF	12/01/2036	2.87%
January 15, 2026 (*)	20240002	HW	50,000	UF	06/01/2044	2.89%

(*)	The bonds have been registered under the Automatic Registration modality, with the registration number dated April 5, 2024.

(b)	On January 21, 2026, Banco de Chile reported that Mr. Francisco Pérez Mackenna submitted his resignation from the positions of Regular Director and Vice Chairman of Banco de Chile, effective January 31, 2026, which was accepted by the Board of Directors. Likewise, the Board agreed to appoint Mr. Óscar Hasbún Martínez as Regular Director, replacing Mr. Francisco Pérez Mackenna, effective February 1, 2026 and until the next Annual General Shareholders’ Meeting. Finally, the Board agreed to appoint Regular Director Mr. Jean-Paul Luksic Fontbona as Vice Chairman of the Board, effective February 1, 2026.

(c)	On January 29, 2026, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders’ Meeting for March 26, 2026 in order to propose, among other matters, the following distribution of profits for the year ended on December 31, 2025:

a)	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2024 and November 2025, amounting to Ch$182,336,381,737 which will be added to retained earnings from previous periods.

b)	Distribute in the form of dividend the remaining profit, corresponding to a dividend of Ch$9.99757030464 to each of the 101,017,081,114 shares of the Bank.

Consequently, it will be proposed a distribution as dividend of 84.7% of the profits for the year ended December 31, 2025.

Additionally, in accordance with the Bank’s Bylaws, and considering the amendment to Article Eight approved at the Extraordinary Shareholders’ Meeting held on November 10, 2025, the election of the Board of Directors to take place at the upcoming Ordinary Shareholders’ Meeting on March 26, 2026 will require the appointment of nine Principal Directors, as well as two Alternate Directors.

The Consolidated Financial Statements of Banco de Chile for the year ended December 31, 2025 were approved by the Directors on January 29, 2026.

In Management’s opinion, there are no other significant subsequent events that affect or could affect the Consolidated Financial Statements of Banco de Chile and its subsidiaries between December 31, 2025 and the date of issuance of these Consolidated Financial Statements.

Héctor Hernández G.	Eduardo Ebensperger O.
General Accounting Manager	Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2026

Banco de Chile

By:	/S/ Eduardo Ebensperger O.
Eduardo Ebensperger O. CEO